Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-123260
PROSPECTUS
9,842,460 Shares
COMMON STOCK

The selling shareholders are offering 9,842,460 shares of our common stock. This is the initial public offering of shares of our common stock and no public market exists for our shares. We will not receive any proceeds from this offering.

Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “PORK.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

PRICE $12.50 A SHARE

		Underwriting
		Discounts and	Proceeds to Selling
	Price to Public	Commissions	Shareholders

Per Share	$12.50	$0.875	$11.625
Total	$123,030,750	$8,612,152.50	$114,418,597.50
The selling shareholders have granted to the underwriters the right to purchase up to an additional 1,475,911 shares of our common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on June 17, 2005.

MORGAN STANLEY

CREDIT SUISSE FIRST BOSTON	JPMORGAN	PIPER JAFFRAY
June 13, 2005

Premium Standard FARMS
America's Premium Pork™
Honey Cured Ham
PREMIUM FARMS
FULLY COOKED
HICKORY SMOKED BACON
10 SLICES
PREMIUM FARMS
SLICED BACON

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
      Until July 8, 2005, 25 days after the commencement of this offering, all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
MARKET AND INDUSTRY DATA AND FORECASTS
      Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Reports prepared or published by the United States Department of Agriculture (the “USDA”), Informa Economics, the National Pork Board, the Chicago Mercantile Exchange and the Chicago Board of Trade were the primary sources for third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. We do not make any representation as to the accuracy of information described in this paragraph. Statements as to our market

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position are based on the most currently available market data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.
FISCAL YEARS
      Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Fiscal year 2001 consisted of 53 weeks. Each of fiscal years 2002, 2003, 2004 and 2005 consisted of 52 weeks. Our fiscal year 2006, which ends March 25, 2006, will consist of 52 weeks. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended March 26, 2005 is referred to as “fiscal year 2005. ”

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PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, in this prospectus “Premium Standard Farms,” “PSF Group Holdings,” “the Company,” “we,” “us,” and “our” refer to Premium Standard Farms, Inc. and its subsidiaries and predecessors, including PSF Group Holdings, Inc., which merged with and into us on May 2, 2005.
Our Company
      We are one of the largest vertically integrated providers of pork products in the United States, producing consistent, high-quality pork products for the retail, wholesale, foodservice, further processor and export markets. We have become a recognized leader in the pork industry through our vertically integrated business model that combines modern, efficient production and processing facilities, sophisticated genetics, and strict control over the variables of health, diet and environment. We are the sixth largest pork processor in the United States, with processing facilities in Missouri and North Carolina that have the capacity to process approximately 4.6 million hogs per year. Operating in concert with our processing facilities, we are the second largest owner of sows in the United States, currently producing approximately 4.5 million hogs per year in operations located on approximately 100,000 acres in Missouri, Texas and North Carolina.
      We are able to leverage our vertically integrated operations to produce premium and specialty products, which typically command higher prices. We tailor our production process to target discriminating customers willing to pay for high-quality products. We lower our production costs by controlling hog procurement and streamlining logistics, transportation and production schedules.
      For the fiscal year ended March 26, 2005, our business generated total net sales of approximately $927.6 million and net income of approximately $67.7 million. Fiscal year 2005 results reflected historically high pork and hog prices, which have declined somewhat in recent months. We believe it is unlikely that the current favorable price environment will be sustained. Consequently, we believe that our net sales and net income for fiscal year 2006 will be substantially lower than in fiscal year 2005.
Industry Overview
      Pork products are the largest source of meat protein in the world and the third largest source in the United States. According to the USDA, pork processors in the United States processed approximately 103.4 million hogs in 2004, representing approximately 20.5 billion pounds of pork. US exports of pork products have grown substantially in recent years. From 1995 through 2004, exports increased at an 11% compound annual growth rate, with total exports increasing from 0.8 billion pounds to 2.2 billion pounds. The USDA estimates that pork exports increased by 27% in 2004, a substantially higher growth rate than typically experienced, primarily as a result of increased levels of foreign demand due to a ban by certain foreign countries on the import of U.S. beef related to Bovine Spongiform Encephalopathy (“BSE,” or mad cow disease), the outbreak of avian influenza affecting the poultry industry in Asia, favorable currency exchange rates and the continuing development of export markets for U.S. pork.
      Historically, the United States pork industry has been divided into two segments: pork processing and hog production. Pork processing is a competitive, but highly concentrated industry with the top ten processors representing approximately 90% of total federally inspected industry capacity as of March 2005. In contrast, hog production, while rapidly consolidating, remains fragmented, with approximately 70,000 hog farms in the United States. The 30 largest U.S. hog producers account for at least 50% of the total U.S. hog production.
      The pork industry has historically been highly cyclical in nature due to the natural inverse relationship of prices and production and the tendency of independent hog producers to increase production levels in response to higher hog prices. A typical industry cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower market prices will generally cause production to moderate or decline which generally leads to higher market prices.
Competitive Strengths
      We believe the following competitive strengths position us to enhance our growth and profitability:
      Vertically Integrated, Efficient Operations. We believe that we are one of the most vertically integrated pork processors in the United States, owning and operating each of the key steps of production. Vertical integration gives us strict control over our process, from a hog’s initial genetic makeup to the pork product ultimately produced and shipped. This process allows us to produce high-quality pork and pork products efficiently by combining cost-effective, high volume hog production in close proximity to modern and technically advanced pork processing facilities. We believe this vertical integration is a powerful competitive advantage in the rapidly consolidating pork industry because it allows us to cost-effectively produce value-added products and target discriminating customers willing to pay for high quality.
      Strong Market Position with Strategically Located, Efficient Operations. We are the sixth largest pork processor in the United States and the second largest hog producer in the United States. Our large-scale integrated operations, geographic diversification and strong market position allow us to serve a broad range of customers, while maintaining economies of scale in production and marketing. We are also one of the few national pork processors with an East Coast processing plant and distribution center. Coupled with our Midwest plant location, we are able to provide cost-effective overnight delivery of fresh pork to many of the most populous regions in the United States. Our hog production operations incorporate advanced breeding, farrowing and finishing methods. We believe our processing plants are two of the most modern and technically advanced facilities of their kind in the United States.
      Premium Product Offerings Focused on Discriminating Customers. By leveraging our modern, efficient processing operations and our high-quality production capabilities, we are able to produce products for discriminating customers who demand and expect high-quality pork on a consistent basis. In the retail sector we target high-end independent grocers rather than large national supermarket chains. Our premium products enable these retail customers to differentiate their product offerings from those generally available in large supermarkets. Our premium retail and export products include “Fresh and Tender” moisture-enhanced pork, KenKo-Ton “healthy pork” for the Japanese market and “Natural Excellence” antibiotic-free pork. Also, our integrated business model allows us to target specific product characteristics required by specialty branded processed-meat customers.
      Process Verified Certification. We believe we were the first pork company to receive “Process Verified” certification from the USDA for our entire production and processing supply chain. The Process Verified certification program is modeled after ISO-9000 quality management and quality assurance standards. Process Verified certification helps ensure our customers that food safety, meat quality, traceability, animal handling and environmental management standards, among other standards, have been met and benchmarked for continual improvement. While others in the industry have the certification for parts of their system, we believe we are the only company that has currently received the certification for the entire production and processing supply chain. Our marketing strategy capitalizes on these attributes and the consistency and quality of the pork we produce.
      Experienced Management Team. Our senior management has an average of 19 years of industry experience. We believe we have one of the most experienced management teams in the pork industry in operating fully-integrated systems with an average of 23 years of industry experience in production, 31 years in processing, 16 years in technical and food safety and 19 years in sales. Our experienced and motivated management team is focused on expanding our position as one of the premier producer/processors of high-quality pork and pork products.

Business Strategy
      Key elements of our strategy include:
      Focus on High Quality and Value-Added Products. We are seeking to move more of our products up the value-added chain to improve sales margins, develop a stronger brand, enhance relationships with key customers and drive new product development. We intend to continue to focus on producing high-quality and value-added products, such as boneless products, marinated pork, moisture-enhanced pork, sliced bacon, microwave cooked bacon, smoked hams, sausage and other processed meats. We plan to continue our focus on marketing these products to discriminating customers in the retail, wholesale, foodservice, further processor and export markets in order to further differentiate our products from those of our more commodity-oriented competitors.
      Expand Processing Capacity. We continue to seek additional expansion opportunities with the potential to generate attractive returns on investment. As an example, through modernization and efficiency efforts in fiscal year 2003, we completed expansion of processing capacity at our North Carolina processing plant from 6,500 hogs per day to up to approximately 10,000 hogs per day on a single shift. At this North Carolina facility, we are now evaluating the further expansion of our value-added processing capacity.
      Continue Expansion into International Markets. We believe that international markets offer significant growth opportunities, and we intend to continue our efforts to develop sales outside the United States. Over the past ten years, we have expanded our efforts to increase export sales. Sales to Japan, Mexico, Canada and other export markets accounted for 10% of our net sales in the fiscal year end March 26, 2005. We believe that our presence in these markets allows us to achieve higher prices for certain pork products than could be obtained domestically. In particular, we intend to increase our export volumes to Japan using available capacity at our North Carolina plant, as the Japanese market ascribes significant value to premium, process-controlled, traceable products. We also intend to actively expand sales in other Asian and Latin American markets, as well as other international regions.
      Pursue Strategic Acquisition, Disposition and Partnership Opportunities. As a key part of our growth strategy, we evaluate on an ongoing basis potential industry-related acquisitions, dispositions and joint ventures. We will continue to evaluate those opportunities that fit strategically with our objective of producing more processed meats and other high-quality, value-added products.
      Further Improve Cost Structure. We strive to produce high-quality pork products at a low cost by combining modern and efficient pork processing with efficient, high volume hog production. We continually measure our processing and production activities in an effort to improve our processing yields, develop new value-added products, lower our costs and increase our hog production efficiencies.
Recent Developments
      Debt Tender. On May 9, 2005, we completed a tender offer and consent solicitation (the “Tender Offer”) with respect to our 9 1/4% senior notes due 2011 (the “9 1/4% Notes”) pursuant to which we purchased $173,000,000 principal amount of the aggregate $175,000,000 of the 9 1/4% Notes previously outstanding and eliminated substantially all of the restrictive covenants relating to the remaining 9 1/4% Notes. The purchase price and related consent payment was $197.2 million based on a price determined generally by discounting the redemption price of the 9 1/4% Notes when they may be first called on June 15, 2006 (i.e., $1,046.25 per $1,000 9 1/4% Note) to present value using the market yield of a comparable U.S. treasury note as of April 19, 2005 plus 0.50%, including accrued interest of $6.4 million. The Tender Offer was financed through borrowings under our existing bank credit agreement (as amended through May 9, 2005) and available cash and will result in a charge of approximately $21.8 million to be recognized in the first quarter of fiscal year 2006. Giving effect to the completion of the Tender Offer, we had as of May 9, 2005 outstanding borrowings under our credit agreement of approximately $156.9 million and outstanding letters of credit of approximately $11.2 million, and approximately $51.9 million available for borrowing.

      Reorganization. We have been a wholly owned subsidiary of PSF Group Holdings. On May 2, 2005, PSF Group Holdings merged with and into us.
Company Information
      We were incorporated in Delaware on August 16, 1996 as a successor to our business that was originally founded in 1988. Our principal executive offices are located at 805 Pennsylvania Avenue, Suite 200, Kansas City, Missouri 64105. Our telephone number at that location is (816) 472-7675. Our Web site address is http://www.psfarms.com. The information contained on our Web site should not be considered part of this prospectus.

THE OFFERING

Common stock offered by the selling shareholders	9,842,460 shares

Common stock to be outstanding immediately after this offering	31,328,750 shares

Over-allotment shares of common stock offered by the selling shareholders	1,475,911 shares

Use of proceeds	We will not receive any proceeds from this offering. See “Use of Proceeds.”

NASDAQ National Market symbol	PORK

      Except as otherwise noted, the number of shares of common stock to be outstanding after this offering excludes:

•	approximately 1,142,116 shares of common stock reserved for issuance for options expected to be outstanding as of the consummation of the offering, 897,344 of which will be currently exercisable;

•	1,910,586 shares of common stock reserved for future grants under our 2005 Equity Incentive Plan, assuming options for 189,257 shares of common stock and 400,157 shares subject to restricted stock awards are granted concurrently with this offering, see “Management— New Compensation Plans and Arrangements— Employment Agreements,” “— 2005 Equity Incentive Plan” and “Management— Existing Plans— Long-Term Incentive Plan;” and

•	2,969,878 shares of common stock reserved for issuance under currently exercisable warrants.
      Except as otherwise noted, all information in this prospectus gives effect to:

•	the assumption that the underwriters do not exercise their over-allotment option;

•	the conversion of our existing two classes of common stock into a single class of common stock prior to the closing of this offering and a 145-for-1 stock split in the form of a stock dividend;

•	400,157 shares subject to restricted stock awards to be made concurrently with this offering, see “Management— Compensation Plans— New Compensation Plans and Arrangements— Employment Agreements,” “— 2005 Equity Incentive Plan” and “Management— Existing Plans— Long-Term Incentive Plan;” and

•	the effectiveness of our amended and restated certificate of incorporation and restated bylaws.

Summary Historical Financial and Other Data
      The following table sets forth our selected historical consolidated financial information and other data for the periods presented. The consolidated financial information for the fiscal years ended March 31, 2001 and March 30, 2002, was derived from our consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants, which has ceased operations. The consolidated financial information presented for the fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005 was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

					Fiscal Year Ended(1)(2)
	Fiscal Year Ended(1)(2)				March 26, 2005

	March 31,	March 30,	March 29,	March 27,		Pro
	2001	2002	2003	2004	Actual	Forma(5)

	(dollars in thousands, except share and per share data)
Statement of Operations Data:
Net sales	$540,576	$674,946	$608,414	$730,737	$927,571	$927,571
Cost of goods sold	456,184	589,183	631,870	696,751	774,512	774,512

Gross profit	84,392	85,763	(23,456)	33,986	153,059	153,059
Selling, general and administrative expenses	19,413	21,551	18,267	17,397	26,068	26,068
Goodwill amortization(3)	2,436	—	—	—	—	—
Other (income) expense, net	1,210	(558)	(2,293)	(597)	(826)	(826)

Operating (loss) income	61,333	64,770	(39,430)	17,186	127,817	127,817
Interest expense, net	23,952	20,404	23,745	24,700	20,155	13,404
Loss on early extinguishment of debt	—	2,192	—	—	—	—
Income tax (benefit) expense	15,367	16,809	(24,575)	(2,923)	40,004	42,630

Net (loss) income	$22,014	$25,365	$(38,600)	$(4,591)	$67,658	$71,783

Earnings (loss) per share(4):
Basic	$0.73	$0.82	$(1.25)	$(0.15)	$2.19	$2.32
Diluted	0.73	0.82	(1.25)	(0.15)	2.18	2.31
Shares used to calculate earnings (loss) per share(6):
Basic	30,260,215	30,928,593	30,928,593	30,928,593	30,928,593	30,928,593
Diluted	30,276,933	30,952,196	30,928,593	30,928,593	31,015,665	31,015,665

					Fiscal Year Ended
	Fiscal Year Ended(1)(2)				March 26, 2005(1)(2)

	March 31,	March 30,	March 29,	March 27,		As
	2001	2002	2003	2004	Actual	Adjusted(5)

	(dollars in thousands)
Other Data:
Capital expenditures	$43,224	$96,232	$35,505	$41,884	$44,298	$44,298
Pounds of pork sales (millions)	603.88	675.02	737.95	786.22	844.24	844.24
Total hogs processed (millions)	3.02	3.66	4.07	4.28	4.46	4.46
Balance Sheet Data (At Period End):
Working capital	$119,764	$120,097	$139,523	$164,750	$159,962	$149,908
Total assets	773,440	806,268	777,780	758,832	736,966	726,912
Total long-term debt and capital leases (including current portion)	267,216	271,411	303,902	285,902	176,088	187,041
Shareholders’ equity	357,837	383,567	344,295	340,012	407,724	393,205

(1)	The financial information presented for the years ended March 31, 2001, March 30, 2002, March 29, 2003, March 27, 2004 and March 26, 2005, reflect our acquisition of The Lundy Packing Company on August 25, 2000 and our acquisition of Premium Standard Farms of North Carolina, Inc. on September 22, 2000, both of which were accounted for in accordance with the purchase method of accounting. See “Business— Our History.”
(2)	Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Fiscal year 2001 consisted of 53 weeks, whereas each of fiscal years 2002, 2003, 2004 and 2005 consisted of 52 weeks.
(3)	In accordance with Statements of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Intangible Assets,” we discontinued amortizing goodwill over the estimated useful life beginning in fiscal year 2002.
(4)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.
(5)	The unaudited pro forma statement of operations data for the fiscal year ended March 26, 2005, has been adjusted to give effect to: (i) the purchase of $173.0 million in 9 1/4% Notes pursuant to the Tender Offer; (ii) borrowings of $173.0 million under our credit agreement to fund the purchase price in the Tender Offer; (iii) a net decrease in interest expense as a result of the foregoing of approximately $6.8 million, calculated by taking the annual interest of the $173.0 million 9 1/4% Notes less the interest of $125.0 million of borrowings under our bank credit agreement, which have been fixed at 5.9% through a ten-year interest rate swap, and $48.0 million of borrowings under our bank credit agreement at an interest rate of 3.91%, which represented our variable interest rate for fiscal year 2005; and (iv) an increase of approximately $2.6 million to income tax expense as a result of the decrease in interest expense, as if such transactions occurred at the beginning of the period. The pro forma statement of operations does not include the impact of non-recurring charges of approximately $21.8 million ($13.3 million net of income tax) directly associated with the Tender Offer which will be charged to expense in fiscal year 2006. The unaudited as adjusted balance sheet data at March 26, 2005, has been adjusted to give effect to: (i) the Tender Offer and related transactions described in clauses (i) and (ii) above; (ii) an assumed charge of approximately $17.8 million for premium paid in the Tender Offer; (iii) the write-off of previously unamortized discount of approximately $1.1 million; (iv) the write-off of existing deferred financing costs of approximately $2.9 million; (v) the incurrence of estimated expenses with respect to the Tender Offer; and (vi) the incurrence of the estimated expenses of this offering, as if such transactions occurred on March 26, 2005. The unaudited pro forma as adjusted financial information does not give effect to our use of $26.0 million of available cash generated after March 26, 2005 to fund a portion of the purchase price in the Tender Offer.
(6)	On May 6, 2005, the Company effected a 145-for-1 stock split in the form of a stock dividend on account of its common stock. This stock dividend has been retroactively applied to the shares outstanding for each year shown.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risk Factors Related To Our Business
Cyclicality in the pork industry could adversely affect our results of operations and financial condition.
      Our revenues are primarily derived from the sale of pork and pork products. Historically, the United States pork industry has been highly cyclical due to the natural inverse relationship of hog prices and production levels and the tendency of independent hog producers to increase production in response to higher hog prices. A typical cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower prices will generally cause production levels to moderate or decline which generally leads to higher market prices. From 1995 through 2004, the USDA 185# pork cutout price, which is a standard measure for determining current market prices of pork primal cuts, ranged from a monthly low of $37.97 per hundred weight to a monthly high of $84.49 per hundred weight, and averaged $63.53 per hundred weight. From November 1995 through 2004, the price for hogs ranged from a monthly low of $22.31 per hundred weight to a monthly high of $83.78 per hundred weight, and averaged $59.28 per hundred weight, in each case based on the lean hog prices consistent with the Chicago Mercantile Exchange, or CME, pricing method. The cyclical nature of the pork industry is likely to continue and as a result, we may experience periods of overcapacity, declining prices and operating losses at times in the future. Our results for fiscal year ended March 26, 2005 reflect favorable industry conditions, with the USDA 185# pork cutout price averaging $75.21 per hundred weight and hog prices, based on prices published by the CME, averaging $74.28 per hundred weight during that period. Fiscal year 2005 results reflected historically high pork and hog prices, which have declined somewhat in recent months. We believe it is unlikely that the current favorable price environment will be sustained. Consequently, we believe that our net sales and net income for fiscal year 2006 will be substantially lower than in fiscal year 2005.
      A significant portion of the products we sell are commodities and the most important factor that impacts the selling prices for these products is the relative balance between the supply and demand for pork and other meat products, particularly beef and poultry. Because of the length of the production cycle, there is relatively little ability of hog producers to adjust their production levels in the short-term. Because market conditions beyond our control determine the prices for our commodity products, the price for these products may fall below our cash production costs. We cannot assure you that future fluctuations in the supply and demand for pork products will not have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview.”
Increases in the costs of our feed components could adversely affect our costs and operating margins.
      Our business can be negatively affected by increased costs of our feed components, which consist primarily of corn and soybean meal. In fiscal year 2005, our purchases of feed components comprised approximately 33.2% of our total cost of goods sold. The cost and supply of feed components are determined by constantly changing market forces of supply and demand, which are driven by matters over which we have no control, including weather, current and projected worldwide grain stocks and prices, grain export prices and supports and governmental agricultural policies. From 1995 through 2004, the price of corn ranged from a low of $1.78 per bushel to a high of $4.81 per bushel, and averaged $2.51, based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade, or CBOT. During the same period, the price of soybean meal ranged from a low of $128.80 per ton to a high of $315.38 per ton, and averaged $190.59 per ton, as measured by the monthly average of daily close prices of the Nearby Soybean Futures quoted by the CBOT. Increases in the prices of our feed components would likely adversely affect our operating margins. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview” and “—Components of Revenue and Expenses— Cost of Goods Sold.”
Changes in consumer preference could adversely affect our business.
      The food industry in general is subject to changing consumer trends, demands and preferences. Recent favorable price levels may reflect in part the interest of many consumers in high protein, low carbohydrate diets. It appears that consumer interest in these diets is decreasing, which could adversely affect our pork product and hog prices and, consequently, our results of operations. Our products compete with other protein sources, such as beef and poultry, and other foods. Trends within the food industry change often and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products, and could have a material adverse effect on our results of operations and financial condition. In addition, we do not have any other material lines of business or other sources of revenue to rely upon if we are unable to efficiently process and sell pork products or if the market for pork declines. This lack of diversification means that we may not be able to adapt to changing market conditions or withstand any significant decline in the pork industry.
The consolidation of our retail, further processor and foodservice customers may put pressures on our operating margins.
      In recent years, the trend among our retail, further processor and foodservice customers, such as supermarkets, pork processors, warehouse clubs and foodservice distributors, has been towards consolidation. Consolidation, along with the entry of mass merchants into the grocery industry, have resulted in customers with increasing negotiating strength who tend to exert pressure on us with respect to pricing terms, product quality and new products. As our customer base continues to consolidate, competition for the business of fewer customers is expected to intensify. If we do not negotiate favorable arrangements with our customers and implement appropriate pricing to respond to these trends, or if we lose existing large customers, our profitability could decrease.
Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future.
      We experienced operating and net losses of approximately $39.4 million and $38.6 million, respectively, in fiscal year 2003 and a net loss of $4.6 million in fiscal year 2004. The fiscal year 2003 net losses were due primarily to low pork prices resulting from an increased supply of pork and other meat proteins in the North American market, primarily resulting from the Russian ban on U.S. poultry imports. The fiscal year 2004 net loss was due primarily to the continuation of these trends, higher grain costs and an increased hog supply. There can be no assurance as to our ability to generate positive cash flow or net income in future periods. If we are unable to generate positive cash flow in the future, we may not be able to make required payments on our debt obligations.
      On July 2, 1996, we filed a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, due primarily to start-up costs and the low level of initial production at our Milan, Missouri processing plant, combined with a decline in hog prices at the same time feed prices increased. The reorganization became effective on September 17, 1996, and our business emerged from Chapter 11. See “Business— Our History.”
Our hedging activities may hurt our operating results.
      We enter into futures, forward and option contracts with respect to such commodities as hogs and grains as part of our price-risk management techniques. These contracts do not qualify as hedges for financial reporting purposes. Consequently, these instruments are marked to market and included in net sales (in the case of hog contracts) or cost of goods sold (in the case of grain contracts) on a monthly basis. Therefore, losses on these contracts adversely affect our reported operating results.

      We utilize hog futures to hedge future pork product sales. These contracts may result in market risk due to fluctuations in hog prices. Our hedging transactions tend to limit our ability to participate in gains from favorable commodity price fluctuations.
      We purchase a portion of our feed ingredient requirements in advance at fixed prices in order to hedge our short-term exposure to future price fluctuations. We use futures, forward and options contracts, to help establish adequate supplies of future grain requirements and to reduce the risk of market fluctuations. These contracts may result in market risk due to fluctuations in the grain markets. In periods of declining commodity prices, our advance purchases and hedging transactions could result in our paying more for feed components than our competitors. Thus, the use of such instruments may limit our ability to participate in cost savings from declining feed prices.
      For further discussion of the risks associated with commodity prices, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations” and “—Quantitative and Qualitative Disclosures About Market Risk.”
Our profitability may suffer as a result of competition in our markets.
      We operate in a highly competitive environment and face significant competition in all of our markets. Some of our competitors, such as Smithfield Foods, which is the largest pork producer and processor, possess significantly greater financial, technical and other resources than we do. Some of our larger competitors may be able to decrease pricing of pork products in the markets in which we operate. The hog processing and production industries are rapidly consolidating, and the consolidation process may lead to more vertically integrated pork producers. We could experience increased price competition for our pork products and lose existing customers if other vertically integrated hog and pork processing companies gain market share. When hog prices are lower than our hog production costs, our non-integrated pork processing competitors may have a cost advantage because those competitors could purchase less expensive hogs from third-party suppliers, while we would have to continue to use hogs produced by our own hog production operations. We cannot assure you that we will have sufficient resources to compete effectively in our industry. See “Business— Competition.”
The loss of one or more of our largest customers could significantly and adversely affect our cash flow, market share and profits.
      Our largest customer accounted for approximately 5% of our total revenues for fiscal year 2005. During the same period, our ten largest customers accounted for approximately 31% of our total revenues. We expect that these customers will continue to account for a substantial portion of our revenues for the foreseeable future. We generally do not have long-term contracts with most of our major customers and, as a result, such customers could significantly decrease or cease their business with us with limited or no notice. If we lose major customers, or if there is a decline in the amount of pork products or hogs they purchase from us, our cash flow, market share and profits would be adversely affected. A number of our customers are also competitors and could choose to terminate or alter their purchases from us for competitive or other reasons.
      In addition, our export sales are predominately focused on Japan, and our sales to Japanese customers represented approximately 6% of our total revenues during fiscal year 2005. A majority of our Japanese exports were sold through a relationship with a Japanese trading partner, to whom we sell exclusively certain chilled pork products produced at our Milan, Missouri plant that are destined for the Japanese market. The contract with this trading partner comes up for renewal in December 2005. If we lose our relationship with this Japanese trading partner, our results of operations could be adversely affected.
International markets expose us to political and economic risks in foreign countries, as well as to risks related to currency values and import/export policies.
      Export sales have become increasingly important to us in recent years, especially to Japan, and we intend to continue to expand our international sales. In fiscal year 2005, exports accounted for approximately 10% of our total revenues. The markets for our products in countries outside of the United States vary in several material respects from markets in the United States. These variances include differences in pork consumption levels and marketing and distribution practices. Our exports to Japan have benefited from the Japanese ban on the import of U.S. beef. The Japanese government is currently considering lifting the ban on the importation of beef from cattle under 21 months old. Any change in this policy resulting in substantial U.S. beef exports to Japan could adversely affect the volume and pricing of our export sales to Japan. In fiscal year 2003, the Russian ban on the importation of poultry products from the United States resulted in an increased supply of poultry in the United States markets, causing beef and pork prices to decline substantially in 2003, which hurt our fiscal year 2003 results. In addition, the Mexican government instituted an anti-dumping investigation in 2004 with respect to the U.S. pork industry’s export of hams to Mexico. This investigation is ongoing and its results cannot be predicted. An adverse determination in this matter could substantially harm our exports to Mexico.
      Our international activities also pose other risks not faced by companies that limit themselves to United States markets. These risks include:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	hyperinflation;

•	tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;

•	increased costs, disruptions in shipping or reduced availability of freight transportation;

•	enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws;

•	potentially negative consequences from changes in tax laws; and

•	different regulatory structures and unexpected changes in regulatory requirements.
      We cannot assure you that we will be successful in identifying international expansion opportunities or that we will be able to further penetrate and compete effectively in international markets.
Our results depend on our sow herd productivity, mortality and feed efficiency. Changes in herd productivity and feed efficiency can adversely affect our profitability and margins.
      Sow herd productivity and feed efficiency are important measures by which we evaluate the performance of our production operations. Sow productivity is commonly calculated as the number of offspring per sow per year that reach 45 to 50 pounds and measures the performance of our breeding, gestation, farrowing and nursery operations. Changes in sow productivity can have a material effect on profitability and margins because a substantial portion of the costs of operating a sow unit are either fixed or related to the number of sows. Sows generally have approximately six litters during their reproductive lives, and are most productive on average during the third and fourth litters. Rapid expansion of our sow herd could adversely affect our sow herd productivity because the additional sows will be less productive in their earlier litters. Sow productivity also can be influenced by a number of other factors, including the number and quality of our employees, the health condition of our herds and their mortality rate, genetics and environment.
      Feed efficiency is commonly measured in terms of feed conversion ratios. A feed conversion ratio is calculated by the number of pounds of feed, which consists primarily of corn and soybean meal, consumed to produce a pound of live weight in hogs in our finishing units. It is a measure of the performance of our hog-finishing operations. Changes in feed efficiency affect per head feed consumption. As a result, they affect the aggregate cost of feed, which is the primary cost component in our hog-production operations. A number of factors influence feed efficiency, including, the capacity and use of our finishing facilities, the number and quality of our employees, the health condition of our animals, genetics, and the nutrient value of available feed ingredients.

      Because of the many factors involved, we cannot assure you that existing herd productivity and feed efficiency levels will be maintained in the future. We also cannot assure you that any decline in those levels will not have a material adverse effect on our costs, operating margins or ability to compete with other hog producers.
Outbreaks of disease can adversely affect our revenues and operating margins and the recent results of our Texas facility have been adversely affected by Porcine Reproductive and Respiratory Syndrome.
      The outbreak of disease and other events could significantly restrict our ability to conduct our operations. The productivity and profitability of any hog operation depends, to a great extent, on the ability to maintain animal health and control disease. Disease can reduce the number of offspring weaned per sow and hamper the growth of hogs to finished size. Diseases can be spread from other infected hogs, in feed, in trucks, by rodents or birds, by people visiting the farms or through the air. We experience outbreaks of certain diseases, including Transmittable Gastroenteritis (“TGE”), and Porcine Reproductive and Respiratory Syndrome (“PRRS”), a respiratory disease commonly affecting swine herds, in our facilities, and may experience additional severe outbreaks in the future. Any such outbreaks could have a material adverse effect on our business, financial condition and results of operations. Our recent operating results have been adversely affected by PRRS issues in our Texas facility. See “Business— Processing and Production Operations— Texas.”
      We also face the risk of outbreaks of other diseases that have not affected our herds previously, including foot-and-mouth disease, which is a highly contagious viral disease affecting swine, cattle, sheep and goat herds. Until the outbreaks of the disease previously reported in Europe, which have led to the destruction of thousands of animals, foot-and-mouth disease had been primarily limited to Africa, the Middle East, Asia and South America. Although foot-and-mouth disease is generally not lethal in adult pigs, mortality is common when younger pigs are infected. If we experience an outbreak of foot-and-mouth disease, we will likely be required to destroy all of our herd that has the potential of being infected. If this occurs, our business, financial condition and results of operations would be adversely affected.
      In addition, an outbreak of disease could result in governmental restrictions on the import and export of our pork products to or from our suppliers, facilities or customers even if our herds were not infected with such disease. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, financial condition and results of operations. Furthermore, any outbreak of livestock disease in the United States may result in a loss of consumer confidence in the protein products affected by the particular disease, adverse publicity and the imposition of export restrictions. For example, in December 2003, a single case of BSE, a disease affecting cattle but not hogs, was discovered in the State of Washington. As a result, beef imports from the United States have been banned by many foreign countries, including Japan, the largest importer of U.S. beef. This incidence of BSE continues to have a material negative effect on the beef industry.
      Outbreaks of livestock disease in foreign countries may also affect the market for protein products in the United States. For example, in May 2003, a BSE outbreak in Canada resulted in a U.S. import restriction on live cattle from Canada. The resulting drop in the live cattle supply in the United States led to increased prices for live cattle and has placed continuing pressure on margins in the beef industry. Similar events could occur in the pork industry.
Our operations are subject to numerous laws and regulations. Non-compliance with these laws and regulations, or the enactment of more stringent laws or regulations, could adversely affect our business.
      Our operations are subject to various federal, state, local and foreign environmental, health, safety and other laws and regulations, including those governing air emissions and wastewater discharges and, in some jurisdictions, odor. Among other things, these laws and regulations impose standards and limitations on our waste treatment lagoons, water treatment facilities and new construction projects and regulate the management of animal waste from our hog production facilities. We cannot assure you, however, that we will at all times operate in compliance with environmental requirements, and if we fail to comply with such requirements, we could incur material penalties, fines and damages, and negative publicity.
      Environmental, health, and safety laws and regulations are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. In particular, environmental laws and regulations may become more stringent for our industry. Additionally, various citizen and advocacy groups have been advocating changes in animal handling and environmental practices in the industry. We anticipate increased regulation by various governmental agencies and continued advocacy and enforcement by citizen groups concerning food safety, the use of medication in feed formulations, the disposal of animal by-products, air and wastewater discharges and the compliance status of our contract growers. More stringent requirements could result in changes in industry practices that could increase our costs and reduce margins.
We are operating under environmental consent decrees that require us to spend approximately $33 million on environmental controls by 2010.
      In order to settle enforcement actions and citizen suits, we entered into consent decrees with the State of Missouri, and with the federal government, and a citizens group, and a voluntary agreement with the State of North Carolina. The decrees required us to pay penalties to settle past alleged regulatory violations, and require us to research, develop, and implement new technologies for environmental controls at our Missouri operations. As a result of these decrees, we will be required to invest approximately $33 million in environmental controls by 2010 deadline, of which we have spent $8.4 million as of March 26, 2005. We expect to spend approximately $4.0 million in fiscal year 2006, and roughly $4.0 million in fiscal year 2007. If we fail to make the required investments, we may incur material penalties, fines and damages, and negative publicity. We may also be required to make additional investments at our North Carolina operations under the voluntary agreement.
We are subject to North Carolina’s moratorium on expansion of hog operations.
      North Carolina enacted a moratorium on the construction of farms with more than 250 hogs or the expansion of existing large farms in North Carolina. In 2003, the moratorium was extended until 2007. North Carolina is concerned about the use of waste treatment lagoons and spray fields for the disposal of swine waste, especially in areas of that state are prone to flooding or hurricanes. It is anticipated that this moratorium will be extended until more effective technologies are developed to protect the environment. The moratorium limits us from expanding our North Carolina production operations. It is possible that lagoons and spray fields could be banned in North Carolina in the future, leading to increased competition for growers and disruption to our North Carolina operations.
The nature of our operations exposes us to the risk of environmental claims, including nuisance claims by neighboring property owners. We are a defendant in several nuisance lawsuits. If these lawsuits are adversely determined, they could harm our business.
      Because of the nature of our operations, we are subject to the risk of environmental claims, including nuisance claims by neighboring property owners. We face the risk of nuisance lawsuits even if we are operating in compliance with applicable regulations. We are currently a defendant in several suits, including one class action suit, based on the law of nuisance relating to our hog production facilities in Missouri. We believe we have defenses to these actions and intend to vigorously defend them, although we cannot assure you that our defenses in these matters will be successful, or that additional nuisance claims will not arise in the future. See “Business— Legal Proceedings.”

The occurrence of unanticipated natural disasters could adversely affect our business.
      The occurrence of unanticipated natural disasters could adversely affect our business in many ways, including the following:

•	our production and processing operations materially depend on the availability of large supplies of fresh water, and our animals’ health and our ability to operate our processing facilities at full capacity could be adversely affected if we experience a shortage of fresh water due to floods, droughts, depletion of underground aquifers or other causes beyond our control;

•	one of our principal costs in the production side of our business is feed costs, and our feed costs may increase if crop supplies are reduced as a result of droughts, floods, hail storms, crop diseases or other causes beyond our control;

•	our production and processing facilities and our hog herds could be materially damaged by floods, hurricanes and tornadoes; and

•	natural disasters, such as flooding, can cause the discharge of effluents or other waste into the environment, potentially resulting in our being subject to further liability claims and governmental regulation.
Product liability claims or product recalls could result in significant claims, adversely affect our business reputation and expose us to increased scrutiny by federal and state regulators.
      The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and the resultant adverse publicity. Pork products may be subject to contamination by disease producing organisms or pathogens, such as Listeria monocytogenes or Salmonella species. These pathogens are generally found in the environment and as a result, there is a risk that they, as a result of food processing, could be present in our processed pork products. These risks may not be eliminated by adherence to good manufacturing practices and finished product testing. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination, adverse test results or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our processing and production operations, we may encounter the same risks if any third party tampers with our products. We may be required to perform product recalls, and product liability claims may be asserted against us in the future. We have little, if any, control over proper handling procedures once our products have been shipped for distribution. As a result, these pathogens can also be introduced to our products as a result of improper handling or temperature controls at the further processor, foodservice or consumer level. Even if a product is not contaminated when it leaves our facility, illness and death may result if the pathogens are not eliminated or are introduced at such further processor, foodservice or consumer level. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation, prospects, results of operations and financial condition.
      Our product liability insurance coverage may not adequately protect us from all of the liabilities and expenses that we incur in connection with such events. If we were to suffer a loss that is not adequately covered by insurance, our results of operations and financial condition would be adversely affected.
Governmental authorities may take action prohibiting meat packers from owning livestock, which could adversely affect our business and threaten the efficiency of our vertically integrated operations.
      In February 2002, the U.S. Senate initially passed a Farm Bill that included a provision known as the “Johnson Amendment,” which would have prohibited meat packers, like us, from owning or controlling livestock intended for slaughter for more than fourteen days prior to slaughter. The U.S. House of Representatives passed a different version of the Farm Bill that did not contain any provision similar to the

Johnson Amendment. Legislation of this type was recently reintroduced into the U.S. Senate. This and similar legislation affecting our operations might be adopted at the federal or state levels in the future. Such legislation, if adopted and applicable to our current operations, would have a material adverse impact on our business, financial condition and results of operations. See “Business— Regulation.”
Changes in “corporate farming laws” and other laws and regulations in some of the states where we operate, or a finding that we are not in compliance with existing laws and regulations could adversely affect our business.
      Several states have enacted “corporate farming laws” that restrict the ability of corporations to engage in farming activities. Missouri is among these states, but Texas and North Carolina currently are not. Missouri’s corporate farming law in many cases bars corporations from owning agricultural land and engaging in farming activities. At the time of ContiGroup Companies, Inc.’s (“ContiGroup”) acquisition of its interest in us in 1998, ContiGroup submitted the proposed ownership structure to the Office of the Attorney General of the State of Missouri for its review. At that time, the Office of the Attorney General indicated that it had no objection to our current structure under the corporate farming laws. There can be no assurance, however, that this position will be maintained in the future as our operations continue and develop. While we believe our operations currently comply with the Missouri corporate farming law and its existing exemptions, the Missouri laws could be subject to challenge or amendment by Missouri governmental bodies in the future, which could have a material adverse effect on our business, financial conditions and results of operations. Further, even with the exemptions, the corporate farming laws of many states, including Missouri, restrict our ability to expand beyond the counties in which we currently operate.
      In addition to Missouri’s “corporate farming law,” Missouri law also prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. A controlling interest in us is not currently, and we anticipate will not be immediately after this offering, held by a foreign person or entity in violation of this law. Our certificate of incorporation includes provisions intended to prevent foreign ownership in violation of this law. These provisions, however, may not effectively prevent a foreign person or entity from acquiring a controlling interest in us after the offering. See “Description of Capital Stock— Foreign Ownership Restriction.” If a foreign person or entity acquires a controlling interest in us, it could have a material adverse effect on our business and the rights of such foreign person with respect to its investment in our common stock.
The price or availability of water, energy and freight costs could increase our expenses, reduce our profitability and hamper our operations.
      We require a substantial amount, and as we continue to expand our business we will require additional amounts, of water, electricity and natural gas to produce and process our products. The prices of water, electricity and natural gas fluctuate significantly over time, due to supply and other factors, and impact our cost structure. We may not be able to pass on increased costs of production to our customers. As a result, increases in the cost of water, electricity or natural gas would substantially harm our business, financial condition and results of operations. In addition, the unavailability of these resources could hamper our operations.
      Our transportation costs are a material portion of the cost of our products. We primarily ship our products and receive our inputs via truck and rail. Exports to Japan and certain other countries involve ocean freight as well. The costs associated with the transportation of our products and inputs fluctuate with the price of fuel and the capacity of our transportation sources. Increases in costs of transportation would negatively affect our profitability.
Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.
      As of March 26, 2005, our outstanding indebtedness was $176.1 million on an actual basis and $187.0 million on an as adjusted basis. See “Capitalization.” We expect that our indebtedness, including borrowings under our credit agreement, may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Our consolidated indebtedness level could materially affect our business because:

•	a substantial portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;

•	it may materially limit or impair our ability to obtain financing in the future;

•	it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise; and

•	it restricts our ability to pay dividends.
      In addition, our credit agreement requires us to meet specified financial ratios and limits our ability to enter into various transactions. If we default on any of our indebtedness, or if we are unable to obtain necessary liquidity, our indebtedness would be due and payable immediately and our business could be adversely affected.
Our performance depends on favorable labor relations with our employees and our ability to retain them. Any deterioration of those relations, increase in labor costs or inability to attract and retain employees could adversely affect our business.
      Our employees are not represented by any labor union. However, there have been efforts to unionize our work force in the past and there could be attempts to do so in the future. In addition, we have experienced high turnover in our Missouri production and processing employees in the past, and our location in rural Missouri limits our ability to find replacement workers for those operations. Our Missouri operations are currently located in five sparsely populated counties in which we employed approximately 2,200 people at March 26, 2005. As a result, we have a limited pool of potential replacement workers for those operations.
      Any significant deterioration of employee relations, increase in labor costs, slowdowns or work stoppages, or shortages of labor at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition and results of operations. See “Business— Employees.”
The loss of key members of our management may adversely affect our business.
      We believe our continued success depends on the collective abilities and efforts of our senior management. We do not maintain key person life insurance policies on any of our employees. The loss of one or more key personnel, such as our executive officers, could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.
We are subject to risks associated with future acquisitions.
      An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, obtain financing on acceptable terms or reach mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions, as well as the integration of an acquired business, could require us to incur significant costs and cause diversion of our management’s time and resources. Future acquisitions by us could result in:

•	dilutive issuances of equity securities;

•	reductions in our operating results;

•	incurrence of debt and contingent liabilities;

•	future impairment of goodwill and other intangibles; and

•	other acquisition-related expenses.
      Some or all of these items could have a material adverse effect on our business. The businesses we acquire in the future may not achieve sales and profitability that justify our investment. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our growth.
Risks Related to this Offering
Majority Ownership by ContiGroup Companies, Inc. could adversely affect our other shareholders.
      After this offering, ContiGroup will continue to own approximately 52.4% of our outstanding common stock. As a result, it will have the ability to control substantially all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of our assets. It also will have the ability to exert a controlling influence on our management and affairs. This concentration of ownership may delay or prevent a change in control; impede a merger, consolidation, takeover, or other business combination involving us; discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or result in actions that may be opposed by other shareholders, including those who purchase shares in this offering. Currently four of our directors, including our Chairman, have been elected by ContiGroup. In addition, our General Counsel is also an officer of ContiGroup and, as such, may have interests that conflict with yours. ContiGroup currently owns and may in the future own businesses that directly or indirectly compete with ours.
      In addition, ContiGroup has entered into transactions with us and may from time to time in the future enter into transactions with us. As a result, it may have interests that are different from, or in addition to, its interest as shareholder in our Company. Such transactions may adversely affect our results of operations or financial condition. See “Certain Relationships and Related Transactions.”
Fluctuations in our operating results may negatively impact our stock price.
      Given the cyclical nature of our business, including its substantial dependence on commodity prices, our revenue, margins, and operating results have varied in the past and are likely to fluctuate significantly in the future. Our operating expense levels are based on our expectations for future revenue. If actual revenue is below management’s expectations, or if our expenses increase before revenues do, both gross margins and operating results would be materially and adversely affected. Because of these fluctuations, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock is likely to decline.
There has been no prior public market for our common stock and it is possible that no trading market will develop.
      Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our common stock will lead to an active trading market or how liquid that market might become. If no trading market develops, you may not be able to sell your shares of our common stock purchased in this offering at an acceptable price or at all. The market price of the common stock may decline below the initial public offering price. The initial public offering price for the shares has been determined by negotiations between us and the underwriters and may not indicate prices that will prevail in the trading market following the completion of this offering. See “Underwriters.”
The future sale of shares of our common stock may negatively affect our stock price.
      If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. We, along with our officers, directors and the holders of substantially all of our shares of common stock, have agreed (subject to certain exceptions) that they will not sell, directly or indirectly, any common stock without the prior written consent of Morgan Stanley & Co. Incorporated, one of the managing underwriters in this offering, for a period of 270 days from the date of this prospectus (in the case of the agreement of ContiGroup, which relates to 16,428,592 shares) and 180 days from the date of this prospectus for the remaining agreements (or, in each case, up to approximately 30 days longer in certain circumstances). However, Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. In addition, ContiGroup is expected to beneficially own approximately 52.4% of our outstanding shares upon completion of this offering. The market price of our common stock could fall if ContiGroup or another major shareholder sells substantial amounts of our common stock. After this offering, we will have approximately 31,328,750 shares of common stock outstanding. Of these shares, all of the shares being offered pursuant to this prospectus, as well as a significant number of other shares, are expected to be freely tradable. Sales of substantial amounts of common stock (including shares issued in connection with future acquisitions that may be issued with registration rights) may adversely affect the prevailing market price for our common stock and could impair our ability to obtain additional capital by offering equity securities. See “Shares Eligible for Future Sale.”
Our amended and restated certificate of incorporation and restated bylaws, as well as Delaware law, contain provisions that may inhibit potential acquisition bids, discourage merger offers or prevent changes in our management, which may adversely affect the market price of our common stock.
      We have adopted provisions in our amended and restated certificate of incorporation and restated bylaws that will become effective upon the closing of this offering and that could delay or prevent a change in control, such as:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibiting our shareholders from acting by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders;

•	permitting our bylaws to be amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock;

•	limiting the ability of our shareholders to call special meetings and establishing advance notice provisions for nominations for election to the board of directors or for proposing matters to be acted upon at meetings of shareholders; and

•	classifying our board of directors so that only one-third of our directors are elected each year, so that it would take three successive annual meetings to replace all of the directors.
      In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our Company. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.
      These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction even if such a transaction may be desired by our shareholders.
You will incur immediate and substantial dilution and may experience further dilution.
      The initial public offering price of our common stock is substantially higher than the net tangible book value per share of the outstanding common stock. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value per share of the common stock from the price you pay for the stock. To the extent that option or warrant holders exercise outstanding options or warrants to purchase common stock, there may be further dilution. Moreover, there can be no assurance that we will not raise additional funds through future sales of our common stock. Any such financing may result in additional dilution to our shareholders. See “Dilution.”

FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” within the meaning of Section 17A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipates,” “believes,” “expects,” “plans,” “intends,” “may,” “will” and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

•	the impact of cyclicality in the pork industry;

•	the effect on results of operation of an inability to control feed costs;

•	the impact of changes in consumer preferences;

•	the consolidation of our retail, further processor and foodservice customers;

•	our history of operations include net losses in some periods;

•	our hedging activities;

•	competition in the hog production and pork processing industries;

•	our ability to manage relationships with large customers that comprise a significant percentage of our total revenues;

•	the effect of economic, political and regulatory risks associated with international operations;

•	our ability to maintain herd productivity and feed efficiency;

•	the outbreak of disease in our herds;

•	the impact of environmental laws and other legal requirements, including compliance costs and adverse outcomes of pending, threatened or future litigation;

•	the effect of North Carolina’s moratorium on expansion of hog operations;

•	the occurrence of unanticipated natural disasters;

•	the impact of product liability claims and product recalls;

•	the enactment of laws prohibiting meat packers from owning livestock;

•	the impact of corporate farming laws and foreign ownership restrictions, including changes to current laws or a finding of non compliance with existing laws;

•	our ability to cope with increased water, energy and freight costs or their unavailability;

•	our level of indebtedness;

•	our ability to maintain favorable labor relations with and retain our employees;

•	the loss of key members of our management; and

•	the impact of future acquisitions on our business and financial condition.
      The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus, including under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our shares of common stock. You are cautioned not to rely on forward-looking statements.

DIVIDEND POLICY
      We have never paid a cash dividend on our common stock. However, the board of directors recently adopted a policy of paying quarterly dividends, contingent upon the consummation of this offering, and expects to declare a dividend of $0.06 per share in the first quarter of fiscal year 2006, which would be paid in the second quarter of fiscal year 2006. The continuation of our dividend policy and the payment of future dividends will depend on our earnings, cash needs, terms of debt agreements and other factors our board of directors deems relevant from time to time. Our bank credit agreement limits the amount of cash dividends we may pay to $15 million annually.
USE OF PROCEEDS
      All shares in this offering are being sold by the selling shareholders and, consequently, we will not receive any proceeds from this offering. Affiliates of Morgan Stanley & Co. Incorporated, one of the managing underwriters of this offering, are selling shares of common stock in the offering. See “Principal and Selling Shareholders” and “Underwriters.”

CAPITALIZATION
      The following table sets forth our capitalization as of March 26, 2005 on an actual basis and as adjusted to reflect the purchase of the 9 1/4% Notes in the Tender Offer, as well as the related borrowings under the credit agreement, and the estimated expenses of this offering. We have not adjusted our capitalization for the offering (except with respect to offering expenses) because we are not receiving any proceeds from the offering.
      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	March 26, 2005

	Actual	As Adjusted

	(in thousands, except
	share data)
Long-term debt:
Revolving credit agreement(1)	$—	$182,883
9 1/4% senior notes due 2011 (net of unamortized discount of $1.1 million, actual, and $0, as adjusted)	173,930	2,000
Capital leases	2,158	2,158

Total long-term debt and capital leases	$176,088	$187,041
Shareholders’ equity(2):
Preferred stock; $0.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 30,928,593 shares issued and outstanding(2)	309	309
Additional paid-in capital(2)	373,401	373,401
Retained earnings(3)	34,014	19,495

Total shareholders’ equity	407,724	393,205

Total capitalization	$583,812	$580,246

(1)	As of May 9, 2005, our credit agreement provides for revolving credit borrowings of up to $220.0 million. As of March 26, 2005, we had $163.8 million available for borrowing under our revolving credit agreement. Giving effect to the completion of the Tender Offer, we had, as of May 9, 2005, outstanding borrowings under our credit agreement of approximately $156.9 million and outstanding letters of credit of approximately $11.2 million, and approximately $51.9 million available for borrowing.
(2)	Common stock and additional paid-in capital reflects a 145-for-1 stock split in the form of a stock dividend completed in May 2005, but does not reflect any restricted stock awards or shares of common stock issuable pursuant to stock options.
(3)	The as adjusted amount reflects a pre-tax charge of approximately $21.8 million recorded as a result of the premium paid to repurchase the 9 1/4% Notes in the Tender Offer and the write-off of previously unamortized debt issuance costs.

DILUTION
      Dilution is the amount by which the offering price paid by the purchasers of the common stock offered hereby will exceed the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Our net tangible book value as of March 26, 2005, was $321.6 million or $10.27 per share of our common stock (as adjusted for the Tender Offer and related transactions, the issuance of common stock pursuant to restricted stock awards expected to be made concurrently with this offering and the estimated expenses of this offering). This represents an immediate dilution of $2.23 per share to new investors.
      The following table summarizes, on an as adjusted basis as of March 26, 2005, the total number of shares of our common stock, the total consideration paid and the average price per share paid by existing shareholders and new investors, calculated before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration

					Average Price
	Number	Percent	Amount	Percent	Per Share

	(in thousands, except per share data)
Existing shareholders	21,486,290	68.6%	$256,757,392	67.6%	$11.95
New investors	9,842,460	31.4	123,030,750	32.4	$12.50

Total	31,328,750	100.0%	$379,788,142	100.0%	$12.12

      If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of shares of our common stock held by existing shareholders will decrease to approximately 63.9% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to 11,318,371, or approximately 36.1% of the total number of shares of our common stock outstanding after this offering.
      The foregoing discussion and tables are based upon the number of shares of our common stock issued and outstanding on March 26, 2005, and exclude shares of our common stock issuable upon exercise of options and warrants outstanding on March 26, 2005 or options expected to be granted concurrently with this offering. As of that date, there were 952,859 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $11.49 per share and 2,969,878 shares of our common stock issuable upon the exercise of warrants at a weighted average exercise price of $15.21 per share. We expect to grant options for approximately 189,257 shares of common stock at the initial public offering price concurrently with this offering. To the extent the options or warrants with exercise prices below the initial public offering price are exercised and the underlying shares of common stock are issued, there will be further dilution to new investors. See “Risk Factors,” “Capitalization,” “Management,” “Description of Capital Stock” and the notes to our consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
      The following table sets forth our selected historical consolidated financial information and other data for the periods presented. The consolidated financial information for the fiscal years ended March 31, 2001 and March 30, 2002, was derived from our consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants, which has ceased operations. The consolidated financial information presented for the fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005 was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended(1)(2)

	March 31,	March 30,	March 29,	March 27,	March 26,
	2001	2002	2003	2004	2005

	(dollars in thousands, except share and per share data)
Statement of Operations Data:
Net sales	$540,576	$674,946	$608,414	$730,737	$927,571
Cost of goods sold	456,184	589,183	631,870	696,751	774,512

Gross profit	84,392	85,763	(23,456)	33,986	153,059
Selling, general and administrative expenses	19,413	21,551	18,267	17,397	26,068
Goodwill amortization(3)	2,436	—	—	—	—
Other (income) expense, net	1,210	(558)	(2,293)	(597)	(826)

Operating income (loss)	61,333	64,770	(39,430)	17,186	127,817
Interest expense, net	23,952	20,404	23,745	24,700	20,155
Loss on early extinguishment of debt	—	2,192	—	—	—
Income tax (benefit) expense	15,367	16,809	(24,575)	(2,923)	40,004

Net (loss) income	$22,014	$25,365	$(38,600)	$(4,591)	$67,658

Earnings (loss) per share(4):
Basic	$0.73	$0.82	$(1.25)	$(0.15)	$2.19
Diluted	0.73	0.82	(1.25)	(0.15)	2.18
Shares used to calculate earnings (loss) per share(5):
Basic	30,260,215	30,928,593	30,928,593	30,928,593	30,928,593
Diluted	30,276,933	30,952,196	30,928,593	30,928,593	31,015,665
Other Data:
Capital expenditures	$43,224	$96,232	$35,505	$41,884	$44,298
Pounds of pork sales (millions)	603.88	675.02	737.95	786.22	844.24
Total hogs processed (millions)	3.02	3.66	4.07	4.28	4.46
Balance Sheet Data (At Period End):
Working capital	$119,764	$120,097	$139,523	$164,750	$159,962
Total assets	773,440	806,268	777,870	758,832	736,966
Total long-term debt and capital leases (including current portion)	267,216	271,411	303,902	285,902	176,088
Shareholders’ equity	357,837	383,567	344,295	340,012	407,724

(1)	The financial information presented for the years ended March 31, 2001, March 30, 2002, March 29, 2003, March 27, 2004 and March 26, 2005, reflect our acquisition of The Lundy Packing Company on August 25, 2000 and our acquisition of Premium Standard Farms of North Carolina, Inc. on September 22, 2000, both of which were accounted for in accordance with the purchase method of accounting. See “Business— Our History.”
(2)	Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Fiscal year 2001 consisted of 53 weeks, whereas each of fiscal years 2002, 2003, 2004 and 2005 consisted of 52 weeks.

(3)	In accordance with Statements of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Intangible Assets,” we discontinued amortizing goodwill over the estimated useful life beginning in fiscal year 2002.
(4)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.
(5)	On May 6, 2005, the Company effected a 145-for-1 stock split in the form of a stock dividend on account of its common stock. This stock dividend has been retroactively applied to the shares outstanding for each year shown.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our business. See “Forward-Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industries in which we operate and that apply to an investment in our common stock, please read “Risk Factors.” Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.
Overview
      Historically, the United States pork industry has been highly cyclical in nature due to the natural inverse relationship of prices and production and the tendency of independent hog producers to increase production levels in response to higher hog prices. A typical cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower market prices will generally cause production to moderate or decline which generally leads to higher market prices. Because of the length of the production cycle, there is relatively little ability of hog producers to adjust their production in the short-term, although some changes in supply may occur through net increases or decreases of pork products held in freezers.
      We operate in two business segments— pork processing and hog production. The costs of pork processors are highly dependent on the cost of hogs, and net sales are determined in large part by the prices they receive (cut-out prices) for pork products. Conversely, cost of goods sold from hog production is determined in large part by the costs of feed, primarily corn and soybean meal, and net sales from hog production are highly dependent on the prices the producer receives for hogs. Sales of hogs from our production segment are transferred to our processing segment at daily market prices. High feed prices can negatively impact production results since these increases can raise the costs to the producer. Given the volatility of prices of these commodities, the results of both our segments can vary substantially.
      The prices for all of these commodities are volatile and the spreads between these prices vary substantially. High prices for hogs normally hurt the profitability of processing operations unless pork prices increase sufficiently to offset these cost increases. On the other hand, hog producers tend to record better results when prices for hogs are high, especially in relation to grain prices. As a result of changes in the hog and pork prices, results of our pork processing segment in certain periods may be better or worse than results for our production segment.

      The following graphs set forth various hog, pork and grain price data for recent periods and illustrate the volatility in market prices.
Pork and Hog Prices (April 2002-April 2005)

(1)	Average monthly price based on the market price of lean hogs, as published by the Chicago Mercantile Exchange.
(2)	Average monthly price based on the 185# cutout pricing method, a standard measure for determining current market prices of pork primal cuts that is published by the USDA.

Corn $/Bushel (April 2002-April 2005)

(1)	Based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade.

Soybean Meal $/Ton (April 2002-April 2005)

(1)	Based on the monthly average of daily close prices of the Nearby Soybean Futures quoted by the Chicago Board of Trade.
      On March 24, 2005, the USDA issued its Hogs and Pigs Inventory Report that indicated a 0.3% decrease in the breeding herd and current hog inventories just fractionally above the 2004 level. Continued strong demand has kept hog prices at relatively high levels for the fiscal year ended March 26, 2005. Ongoing strength in hog prices is contingent on continued or increased demand for pork products or a reduced supply of hogs in the future.
      On January 12, 2005, the USDA issued a crop production report, estimating a record corn crop of 11.8 billion bushels, up 1.7 billion bushels from the prior year. In the same report, the USDA forecasted a record 3.1 billion bushel soybean crop, which is 700 million bushels greater than the previous year. Both of these estimates of production have moderated the near-term price increases of corn and soybean meal, the primary ingredients in our feed rations.
Components of Revenue and Expenses

Net Sales
      Our net sales are generated from the sale of pork products to retailers, wholesalers, foodservice suppliers, further processors, export buyers, and to a lesser extent the sale of hogs to other pork processors. Sales of hogs from our production segment are transferred to our processing segment at daily market prices. In fiscal year 2005, sales of pork products accounted for approximately 91% of our net sales, with the remaining 9% coming from sales of hogs to outside processors.
      Pork product sales are of primal cuts, such as hams, loins, bellies, butts, picnics and ribs, and to a lesser extent cooked pork, further processed pork and pork by-products. Primal cuts are also converted further into boneless items or, in our North Carolina operations, further processed into items such as smoked hams, sliced bacon and microwave cooked bacon. Our processing revenues are primarily driven by the operating rate of our facilities and the value that we extract from the hogs that we process. For our fiscal years ended March 29,

2003, March 27, 2004 and March 26, 2005, we processed 4.1 million, 4.3 million and 4.5 million hogs, respectively. Our Missouri processing plant is currently capable of processing approximately 7,400 hogs per day and our North Carolina processing plant is currently capable of processing up to approximately 10,000 hogs per day, depending on seasonality. The value that we extract from hogs processed is primarily driven by pork prices, processing yields and to a lesser extent, by product mix, as premium products, boneless and further processed products generate higher prices and operating margins.
      Wholesale pork prices fluctuate seasonally and cyclically due to changes in supply and demand for pork. We believe that our vertical integration allows us to obtain higher prices for our products than our more commodity-oriented competitors.
      We utilize hog futures to hedge future pork product sales. While this may tend to limit our ability to participate in gains from favorable commodity price fluctuation, it also tends to reduce earnings volatility and secure future margins. Our hedging contracts relating to hogs are marked to market monthly. Consequently, any gains or losses on these instruments are reflected in net sales. See “Quantitative and Qualitative Disclosures About Market Risk.”
      Historically, hog prices have experienced cyclical and seasonal supply and demand fluctuations. Revenue from the sale of hogs is driven by the number of hogs sold (in excess of what our processing facilities require), the average weight, and the current market price (including any quality premiums). Our excess hogs are sold to other processors.

Cost of Goods Sold
      Our cost of goods sold is driven primarily by several key factors. For our pork processing operations, the main costs (excluding hogs) are labor, packaging, utilities, facility and freight expenses. Given the high fixed costs required to build, maintain and operate a processing plant, unit costs are impacted by processing volumes. The costs associated with our North Carolina pork processing facility reflect the fact that approximately one-quarter of the hogs processed at this facility are purchased at market prices from independent local farmers under long-term supply contracts.
      For our hog production operations, the main costs are feed, labor, utilities, and facility expenses which include maintenance, depreciation and contract grower fees. The costs associated with feed generally represent 50% to 60% of the total cost to raise a hog depending on the price of corn and soybean meal, which constantly fluctuates. Increases in the price of these commodities result in increases in our feed costs, while decreases reduce our feed costs. The relative impact of price changes in these commodities varies based on the percentage that each makes up in our feed composition. Our hedging contracts relating to grains are marked to market monthly. Consequently, any gains or losses on these instruments are reflected in cost of goods sold. See “Quantitative and Qualitative Disclosures About Market Risk.” We are proactive in recognizing opportunities to improve our cost structure and strive to be one of the lowest cost producers in the industry.

Selling, General and Administrative Expenses
      Selling expenses consist primarily of compensation and benefits for company-employed sales people as well as trade promotions, advertising, commissions and other marketing costs. General and administrative costs consist primarily of general management, accounting, information technology and legal expenses.

Interest expense, net
      Interest expense, net consists of (i) interest expense (primarily on our bank indebtedness and 9 1/4% senior notes), including any amortization of deferred financing costs, less (ii) interest income.

Other income (expense)
      Other income (expense) primarily includes income (expense) from our 50% ownership interest in L&H Farms, a hog production facility in North Carolina, and Oldham’s LLC, a sow processing facility in Kansas. It also includes the minority interest of a partner in our majority-owned subsidiary, L&S Farms, a hog production facility in North Carolina, and, in fiscal year 2003, the proceeds paid to us from a favorable settlement of litigation. For additional information on our joint ventures, see Note 6 to our consolidated audited financial statements included elsewhere in this prospectus.
Results of Operations
     Fiscal Year Ended March 26, 2005 Compared to the Fiscal Year Ended March 27, 2004
      The following table presents selected historical financial information for our processing and production segments for the fiscal years ended March 27, 2004 and March 26, 2005. The columns under year-to-year change show the dollar and percentage change from the respective fiscal years ended March 27, 2004 and March 26, 2005. Intersegment sales are based on daily market prices.

	Fiscal Year Ended		Year-to-Year Change

				Percentage
	March 27, 2004	March 26, 2005	2004 to 2005	Change(1)

	(in millions, except percentages)
Net Sales
Processing	$663.5	$850.8	$187.3	28.2%
Production	452.3	628.9	176.6	39.0%
Intersegment	(385.1)	(552.1)	(167.0)	(43.4)%

Total Net Sales	$730.7	$927.6	$196.9	26.9%

Gross Profit
Processing	$38.2	$29.8	$(8.4)	(22.0)%
Production	(4.2)	123.3	127.5	NM

Total Gross Profit	$34.0	$153.1	$119.1	350.3%

Operating Income (loss)
Processing	$34.7	$24.7	$(10.0)	(28.8)%
Production	(4.2)	123.4	127.6	NM
Corporate	(13.3)	(20.3)	(7.0)	(52.6)%

Total Operating Income	$17.2	$127.8	$110.6	643.0%

(1) NM-not meaningful
Consolidated
      Net Sales. Net sales increased by $196.9 million, or 26.9%, to $927.6 million in fiscal year 2005 from $730.7 million in fiscal year 2004. The increase was attributed to an increase in prices of $164.9 million, combined with an increase in volume of $43.2 million, partially offset by a $11.2 million charge recorded in net sales for hog futures contracts. Overall, hog and wholesale pork prices increased compared to the prior period despite larger than expected supplies of pork industry wide. Solid domestic and export demand have been influenced by several factors including a decrease in production of beef, the continuing effect of the first case of BSE in a cow in the United States, the avian influenza virus affecting the poultry industry and diet trends among Americans kept demand for pork products strong. See “Segment Analysis” below for comments on changes in sales by business segment.
      Gross Profit. Gross profit increased by $119.1 million, or 350.3%, to $153.1 million in the fiscal year 2005 from $34.0 million in fiscal year 2004. As a percentage of net sales, gross profit increased to 16.5% in fiscal year 2005 from 4.7% in fiscal year 2004. The current year gross profit increase is primarily the result of higher hog and wholesale pork prices as mentioned above, partially offset by a 5.0% increase in costs to produce our products during fiscal year 2005 compared to fiscal year 2004.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $8.7 million, or 49.8%, to $26.1 million in fiscal year 2005 from $17.4 million in fiscal year 2004. Selling, general and administrative expenses as a percentage of net sales were 2.8% in fiscal year 2005 compared to 2.4% in fiscal year 2004. The dollar increase is primarily attributable to accruals relating to bonuses and incentive plans, which reflect our improved profitability during fiscal year 2005.
      Operating Income. Operating income increased by $110.6 million, or 643.0%, to $127.8 million in fiscal year 2005 from $17.2 million in fiscal year 2004. The increase is attributable to the factors mentioned above.
      Interest Expense, net. Interest expense, net, decreased by $4.5 million, or 18.2%, to $20.2 million in fiscal year 2005 from $24.7 million in fiscal year 2004. The decrease is attributed to less average total debt outstanding during fiscal year 2005 compared to the same period in the prior year. See “Liquidity and Capital Resources” below for more information.
      Income Tax Expense (Benefit). Our effective tax rate was 37.2% in fiscal year 2005 and 38.9% in fiscal year 2004. The decrease was the result of a change in the estimate of the deferred tax rate.
Segment Analysis
     Pork Processing
      Net Sales. Net sales increased $187.3 million, or 28.2%, to $850.8 million in fiscal year 2005 from $663.5 million in fiscal year 2004. The increase resulted from a 22.9% increase in pork product sales prices, combined with a 4.3% increase in volume processed compared to last year. Export sales increased 73% primarily representing increased sales to Japan and Mexico. The increase in volume was primarily attributable to an increase in Saturdays worked at both of our processing facilities, the need for which resulted from an increase in the number of hogs available for processing as a result of improved productivity at our production facilities.
      Gross Profit. Gross profit decreased by $8.4 million, or 22.0%, to $29.8 million in fiscal year 2005 from $38.2 million in fiscal year 2004. While overall sales prices increased 22.9%, our cost to purchase hogs increased by 34.5%. In absolute dollars, the sale price increase of the pork products outpaced the cost increase of hogs by $3.9 million compared to last year. However, other processing costs, primarily labor and freight, increased $12.3 million, or 2.8% on a per head basis, compared to the prior year. The increase in labor is related to increases in management bonus accruals, benefits, and overtime pay for increased Saturdays worked. The increase in freight is related to increase in fuel prices and product volumes shipped.
      Operating Income. Operating income decreased by $10.0 million, or 28.8%, to $24.7 million in fiscal year 2005 from $34.7 million in fiscal year 2004. The decrease was attributed to the factors mentioned above coupled with increased sales and marketing bonuses accrued and increased marketing expenses associated with value added products.
     Hog Production
      Net Sales. Net sales increased by $176.6 million, or 39.0%, to $628.9 million in fiscal year 2005 from $452.3 million in fiscal year 2004. The increase primarily resulted from a 31.9% increase in hog sales prices, coupled with a 7.8% increase in volume attributable to increases in production, primarily in Missouri and North Carolina. As mentioned above, losses recorded for hog futures contracts had an $11.2 million negative impact on the change in net sales. Intersegment sales to our pork processing segment transferred at market prices are eliminated in the Consolidated Statements of Operations and Comprehensive Income (Loss).
      Gross Profit. Gross profit increased by $127.5 million to $123.3 million in fiscal year 2005 from a loss of $4.2 million in fiscal year 2004. The increase was primarily the result of higher hog sales prices as mentioned above, partially offset by an 2.9% increase in hog production costs on a per hundred weight basis compared to the prior year. The majority of the increase in hog production cost was due to higher feed input costs compared to fiscal year 2004. Feed input costs were 50.7% of cost of goods sold in fiscal year 2005, compared to 50.3% for fiscal year 2004.

      Operating Income. Operating income increased by $127.6 million to $123.4 million in fiscal year 2005 from a loss of $4.2 million in fiscal year 2004. The increase is attributed to the factors mentioned above.
     Fiscal Year Ended March 27, 2004 Compared to the Fiscal Year Ended March 29, 2003
      The following table represents selected historical financial information for our processing and production segments for the fiscal years ended March 29, 2003 and March 27, 2004. The columns under year-to-year change show the dollar and percentage change from the respective fiscal years ended March 29, 2003 and March 27, 2004. Intersegment sales are based on market prices.

	Fiscal Year Ended		Year-to-Year Change

				Percentage
	March 29, 2003	March 27, 2004	2003 to 2004	Change(1)

	(in millions, except percentages)
Net Sales:
Processing	$553.6	$663.5	$109.9	19.9%
Production	355.6	452.3	96.7	27.2%
Intersegment	(300.8)	(385.1)	(84.3)	(28.0)%

Total Net Sales	$608.4	$730.7	$122.3	20.1%

Gross Profit:
Processing	$39.8	$38.2	$(1.6)	(4.0)%
Production	(63.3)	(4.2)	59.1	93.4%

Total Gross Profit	$(23.5)	$34.0	$57.5	NM

Operating Income (loss):
Processing	$34.4	$34.7	$0.3	0.9%
Production	(63.1)	(4.2)	58.9	93.3%
Corporate	(10.7)	(13.3)	(2.6)	(24.3)%

Total Operating Income (loss)	$(39.4)	$17.2	$56.6	NM

(1)	NM— not meaningful
Consolidated Results
      Net Sales. Net sales increased by $122.3 million, or 20.1%, to $730.7 million in fiscal year 2004 from $608.4 million in fiscal year 2003. The increase was attributed to an increase of prices of $105.3 million, which includes a $3.9 million increase in gains recorded for hog futures contracts, combined with an increase in volume of $17.0 million. Overall, hog and wholesale pork prices increased compared to the prior period despite an increase in pork produced compared to the prior year. Demand for pork products has been very high due to a decrease in production of competing proteins, the discovery of the first case of BSE in a cow in the United States, the Avian Influenza virus affecting the poultry industry, and trends in diet among Americans in general. See “Segment Analysis” below for comments on changes in sales by business segment.
      Gross Profit. Gross profit increased by $57.5 million to $34.0 million in fiscal year 2004 from a loss of $23.5 million in fiscal year 2003. As a percentage of net sales, gross profit increased to 4.7% in fiscal year 2004 from (3.9)% in fiscal year 2003. This increase was due to the increase in sales prices mentioned above, offset with a 7.3% increase in costs to produce our products. See “Segment Analysis” below for comments on changes in gross profit by business segment.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $0.9 million, or 4.9%, to $17.4 million in fiscal year 2004 from $18.3 million in fiscal year 2003. This change was primarily attributable to decreased legal fees. Selling, general and administrative expenses decreased as a percentage of net sales to 2.4% in fiscal year 2004 from 3.0% in fiscal year 2003.

      Operating Income (Loss). Operating income increased by $56.6 million to $17.2 million in fiscal year 2004 from an operating loss of $39.4 million in fiscal year 2003. The increase was attributable to the factors mentioned above.
      Interest Expense, net. Interest expense, net, increased by $1.0 million, or 4.0%, to $24.7 million in fiscal year 2004 from $23.7 million in fiscal year 2003. The increase was attributed to an increase in total interest-bearing debt outstanding and increased amortization of deferred financing costs which are charged to interest expense related to recent bank credit amendments, offset slightly by lower interest rates on our variable rate debt. See “Liquidity and Capital Resources” below for more information.
      Income Tax Benefit. Our effective tax rate was 38.9% in the fiscal years 2004 and 2003.
Segment Analysis

Pork Processing
      Net Sales. Net sales increased $109.9 million, or 19.9%, to $663.5 million in fiscal year 2004 from $553.6 million in fiscal year 2003. The increase resulted from a 14.0% increase in pork product sales prices, combined with a 5.1% increase in volume processed compared to the same period last year. Substantially all of the increase in volume was attributable to increased capacity utilization at our Clinton, North Carolina processing plant.
      Gross Profit. Gross profit decreased by $1.6 million, or 4%, to $38.2 million in fiscal year 2004 from $39.8 million in fiscal year 2003. The decrease primarily resulted from lower margins on pork products resulting from 21.7% higher hog costs from internal transfers and external purchases, partially offset with higher volume through the plants. Freight costs increased by $4.1 million, or 15.5%, as a result of higher volume shipped and higher charges incurred to transport the product. Processing costs on a per unit basis were comparable for fiscal years 2004 and 2003.
      Operating Income. Operating income increased by $0.3 million to $34.7 million in fiscal year 2004 from $34.4 million in fiscal year 2003. The increase was attributed to the factors mentioned above.

Hog Production
      Net Sales. Net sales increased by $96.7 million, or 27.2%, to $452.3 million in fiscal year 2004 from $355.6 million in fiscal year 2003. The increase primarily resulted from a 22.9% increase in hog sales prices, combined with a 2.4% increase in volume attributable primarily to the effects of increased contract production in North Carolina. As mentioned above, gains recorded for hog futures contracts had a $3.9 million positive impact on the change in net sales. Intersegment sales to our pork processing segment transferred at market prices are eliminated in the Consolidated Statements of Operations and Comprehensive (Loss) Income.
      Gross Profit. Gross profit increased by $59.1 million to a loss of $4.2 million in fiscal year 2004 from a loss of $63.3 million in fiscal year 2003. The increase was primarily the result of a higher volume of hogs produced and higher hog sales price mentioned above. Hog production costs per hundredweight were 6.1% higher during fiscal year 2004 compared to fiscal year 2003. The majority of the increase in hog production costs was due to higher feed input costs compared to the same period last year and, to a lesser extent, production deficiencies in Texas due to the impact of health issues.
      Operating Loss. Operating loss improved by $58.9 million to an operating loss of $4.2 million in fiscal year 2004 from an operating loss of $63.1 million in fiscal year 2003. The increase is attributed to the factors mentioned above.

Seasonality
      The following represents the unaudited quarterly results of operations for our last seven completed fiscal quarters. All amounts are expressed in thousands.

	Fiscal Year 2004				Fiscal Year 2005

	First	Second	Third	Fourth	First	Second	Third	Fourth

	(unaudited)
Net sales	$171,132	$178,310	$199,766	$181,529	$212,136	$218,831	$246,759	$249,845
Gross profit	7,532	12,632	9,043	4,779	24,277	29,980	48,600	50,202
Net (loss) income	(1,741)	1,417	(751)	(3,516)	9,389	11,894	22,996	23,379
      Our quarterly operating results are influenced by seasonal fluctuations in the price of our primary feed components, corn and soybean meal, and by seasonal fluctuations in wholesale pork prices and hog prices. The prices we pay for our feed components are generally lowest in August, September and October, which corresponds with the corn and soybean harvests. Generally, the prices for these commodities will increase over the following months leading up to the next harvest due to the increased storage costs. As a result, our costs in the production side of our business tend to increase during this period.
      Hog and wholesale pork prices are similarly affected by seasonal factors. It generally takes approximately 11 months from conception for a hog to reach market weight, and because sows are generally less productive in summer months as a result of seasonal conditions, there are generally fewer hogs available in the summer months. This decrease in supply of hogs generally causes hog and wholesale pork prices to be higher on average during these months. Conversely, there are generally more hogs available in the months of October, November and December, which generally causes hog and wholesale pork prices to be lower on average during these months.
      As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our sales and operating margins between quarters within a single fiscal year are not necessarily as meaningful as longer term comparisons and cannot be relied upon as indicators of our future performance.
Liquidity and Capital Resources
      Our primary sources of financing have been cash flow from operations, bank borrowings and a senior note offering that was completed in fiscal year 2002. Our ongoing operations will require the availability of funds to service debt, fund working capital and make capital expenditures on our facilities. We expect to finance these activities through cash flow from operations and from amounts available under our credit agreement.
      Net cash flow provided by (used in) operating activities was $149.9 million, $41.7 million and ($17.4) million for fiscal years 2005, 2004 and 2003, respectively. The improvement in fiscal year 2005 compared to fiscal year 2004 was primarily due to an increase in net income, the use of our remaining net operating loss carryforwards to reduce cash tax payments and a decrease in working capital requirements partially offset by an increase in non-cash gains on the sales of fixed assets.
      Net cash flow used in investing activities was $23.6 million, $23.5 million and $25.9 million in fiscal years 2005, 2004 and 2003, respectively. In fiscal year 2005, net cash used in investing activities was spent as follows:

•	Approximately $9 million was spent for continuing improvements of our pork processing facilities;

•	Approximately $11 million was spent for continuing improvements of our hog production facilities, and investments to develop and implement new technologies for improved waste handling; and

•	The remainder was spent for purchases of breedstock.
      In fiscal year 2005, 2004 and 2003, we received proceeds from disposal of property, plant, equipment and breeding stock of $20.7 million, $18.4 million and $11.7 million, respectively. During fiscal years 2005, 2004 and 2003, disposal of property, plant, equipment and breeding stock consisted primarily of culled breeding stock. The increase in proceeds is directly related to the increase in hog sales prices which help determine the cull sow sale prices.

      Net cash flow (used in) provided by financing activities was ($116.3) million, ($18.2) million and $36.1 million in fiscal years 2005, 2004 and 2003, respectively. During fiscal years 2005 and 2004, excess cash generated was used to pay down outstanding debt. During fiscal year 2003, we borrowed money to fund working capital needs and capital expenditures.
      On April 9, 2004, we entered into an amended and restated loan and security agreement (the “credit agreement”) with U.S. Bank National Association as a lender and agent for the other lenders, which provided for a $175.0 million revolving credit facility. The amount available under the revolving credit facility is determined by a borrowing base formula derived from the sum of eligible accounts receivable, a fixed asset component and a formula for inventory based on the lower of cost or market valuation. At March 26, 2005, we had no borrowings outstanding under the credit agreement, $11.2 million in letters of credit and $163.8 million available for borrowing. All borrowings under the revolving credit facility mature on April 9, 2009.
      On April 20, 2005, we amended the credit agreement to reduce the applicable margin used to determine the interest rate on borrowings thereunder and to permit:

•	the contemplated initial public offering of our shares of common stock by certain holders thereof,

•	the merger of PSF Group Holdings, Inc., our parent, with and into us, and

•	the Tender Offer for our 9 1/4% Notes.
      As of May 9, 2005, the credit agreement was amended to provide for extension of credit not to exceed $220.0 million from the previous limit of $175.0 million.
      Our borrowings under the credit agreement are secured by a first priority security interest in, and mortgages on, substantially all of our inventory, breeding stock and receivables, as well as our production and processing facilities.
      Amounts borrowed under the credit agreement bear interest at fluctuating rates. These rates are based on the agent’s base rate (the greater of the agent’s prime rate or the federal funds rate plus one half of one percent) or LIBOR plus, in each case, an applicable margin, ranging from 0.0% to 3.0% determined by our leverage ratio.
      Letter-of-credit fees are based on the applicable margin and are paid quarterly only on outstanding letter-of-credit amounts. In addition, the revolving credit facility provides for an annual administration fee to be paid to the agent, and a quarterly non-use fee payable to the lenders calculated on the average daily unused amount under the revolving credit facility.
      The credit agreement contains both negative and affirmative covenants. The credit agreement contains the following affirmative covenants, among others: delivery of financial and other information to the agent, notice to the agent upon the occurrence of certain material events, and maintenance of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and a maximum leverage ratio. Both the EBITDA and maximum leverage ratio covenants are based on a four quarter minimum rolling EBITDA average during the most recent eight quarters. We are required under the credit agreement to maintain EBITDA, as defined in the credit agreement, of at least $55,000,000 as of the end of each quarter in fiscal year 2006 and $60,000,000 as of the end of each fiscal quarter thereafter. The maximum leverage ratio (based on the EBITDA calculation) as of the end of each fiscal year cannot be greater than 6.0-to-1.0 as of the end of each quarter through fiscal year 2006, 5.0-to-1.0 as of the end of each quarter in fiscal year 2007 and 4.0-to-1.0 as of the end of each fiscal quarter thereafter. At March 26, 2005, we were in compliance with all covenants under the credit agreement.
      In addition, the credit agreement contains the following negative covenants, among others: limitations on encumbrances, disposal of assets, acquisitions, additional indebtedness, capital investment and pre-payment of subordinated debt. The credit agreement limits also the amount of cash dividends we may pay to $15.0 million annually.
      The credit agreement specifies certain events of default, including, among others: failure to pay principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, default with respect to other material indebtedness, certain bankruptcy and insolvency events and certain undischarged judgments.
      Total indebtedness at March 26, 2005 was $177.2 million, as compared to $287.1 million at March 27, 2004, excluding unamortized discount on our 9 1/4% Notes of $1.1 million and $1.2 million, respectively.
      On May 9, 2005, we completed the Tender Offer with respect to the 9 1/4% Notes pursuant to which we purchased $173,000,000 principal amount of the aggregate $175,000,000 of the 9 1/4% Notes previously outstanding and eliminated substantially all of the restrictive covenants relating to the remaining 9 1/4% Notes. The purchase price and related consent payment was $197.2 million based on a price determined generally by discounting the redemption price of the 9 1/4% Notes when they may be first called on June 15, 2006 (i.e., $1,046.25 per $1,000 9 1/4% Note) to present value using the market yield of a comparable U.S. treasury note as of April 19, 2005 plus 0.50%, including accrued interest of $6.4 million. The Tender Offer was financed through borrowings under the existing bank credit agreement and available cash and will result in a charge of approximately $21.8 million to be recognized in the first quarter of fiscal year 2006. Giving effect to the completion of the Tender Offer, we had outstanding borrowings as of May 9, 2005 under our credit agreement (as amended through May 9, 2005) of approximately $156.9 million and outstanding letters of credit of approximately $11.2 million, and approximately $51.9 million available for borrowing.
      We have signed a term sheet with our agent bank to create a new bank term credit facility, under which we would borrow $125.0 million for ten years with the majority of this loan being due at the end of this ten-year period. Although we believe that the syndication process is close to completion, definitive agreements with respect to this facility have not been entered into. We hope to close the new term loan within approximately 60 days. This new term loan would be secured, along with the loans under our existing credit agreement, by liens on substantially all of our assets. We have entered into a ten-year $125.0 million swap agreement as of May 9, 2005, which would convert the interest on this loan to an effective fixed interest rate of approximately 5.9%. We would contemplate that the proceeds of the term loans would be used to reduce borrowings under the existing credit agreement and, in such event, that the aggregate commitment under the existing credit facility would be reduced back to $175.0 million from $220.0 million.
      In fiscal year 2006, we expect to spend approximately $41 million on net capital expenditures as follows:

•	Approximately $17 million in upgrades and improvements in our processing operations;

•	Approximately $14 million in upgrades and improvements in our production operations, and investments to develop and implement new technologies for improved waste handling; and

•	Approximately $10 million in net breedstock purchases.
      We believe that available borrowings under our credit agreement and internally generated funds will be sufficient to support our working capital, capital expenditures and debt service requirements for the foreseeable future. Our ability to generate cash, however, is subject to a certain extent to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under the credit agreement in an amount sufficient to enable us to pay our existing indebtedness, or to fund our other liquidity needs.
      If we consummate any material acquisitions or expand our operations, we may need to seek additional sources of funding, which might potentially come from the issuance of additional equity, debt or the pursuit of joint ventures to the extent that such options are available. Acquisitions or further expansion of our operations could cause our leverage to increase. To finance any acquisition or joint venture, we may use availability under the credit agreement, equity financing or other financing alternatives available at the time.

Contractual Cash Obligations
      The following table represents a summary of our contractual cash obligations as of March 26, 2005 as adjusted for the Tender Offer and related transactions.

	Payments Due by Period

					More than
Contractual Cash Obligations	Total	Current	1-3 Years	4-5 Years	5 Years

Credit agreement and senior notes(1)	$175,000	$—	$—	$173,000	$2,000
Interest on 9 1/4% senior notes	7,648	6,630	370	370	278
Capital lease obligations	2,158	801	1,263	94	—
Operating leases	18,749	5,498	7,172	3,914	2,165
Unconditional purchase obligations(2)	10,389	10,389	—	—	—

Total contractual cash obligations	$213,944	$23,318	$8,805	$177,378	$4,443

(1)	Amounts do not include interest under the credit agreement because amounts borrowed under the credit agreement bear interest at fluctuating rates.

(2)	Represents forward grain purchase contracts.
      The following amounts are not included in above table:
      Most of our hog production is raised in company-owned facilities. Some of the production, however, is raised under farrowing, nursery, or finishing contracts with individual farmers. In these relationships, we typically own the livestock and provide the necessary feed, genetics, and veterinary supplies, while the contract producer provides the land, facilities, labor, utilities, and other costs of production. These contracts vary from terms of less than one year to up to twelve years. Payments under these agreements are included in cost of goods sold. These payments represented approximately 11% of our hog production segment’s cost of goods sold for fiscal year 2005. All of these contracts are cancelable by us if the producer fails to perform in accordance with our performance standards.
      At our North Carolina pork processing facility, we have contracts with producers to provide us with hogs for the amount we do not produce at our owned or contracted hog production facilities in order to meet our processing needs. These contracts vary in length but are all based on a market price and grade and yield formula. Over the next 5 years we are contracted to purchase approximately 1,260,000 hogs under these contracts.
      Under the 2004 Missouri Consent Decree with the Attorney General and the amended 2002 Federal Consent Decree with the United States Environmental Protection Agency (“EPA”) we are committed to install improved wastewater, air and odor technology at all of our finisher farms in northern Missouri by 2010. Included in this commitment is the soon to be completed fertilizer plant in northern Missouri that will convert solid waste into useable commercial grade fertilizer. We currently estimate, based on known technology, that we may spend approximately $33 million to satisfy this commitment, of which $8.4 million had been spent as of March 26, 2005.
Critical Accounting Policies
      In preparing the consolidated financial statements in accordance with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the consolidated financial statements and during the reporting period. Actual results may differ from those estimates due to the complexity and subjectivity of those estimates. Management has identified the accounting policies it believes to be the most important as inventory valuation of livestock, estimated liabilities, accounting for derivative instruments, estimated useful lives of property, plant, equipment and breeding stock, and impairment of long-lived assets.

      Inventory valuation of livestock is calculated based on a standard cost model for each geographic hog production region. This model is based on the current year’s budgeted costs and inventory projections at each age and phase of the production cycle, adjusted to actual costs and reduced to the lower of actual cost or market monthly. Management believes this method for valuing livestock most accurately represents actual inventory costs.
      Estimated liabilities, such as self-insured workers’ compensation and health insurance, bonuses, and legal obligations are based on information received from third parties and management estimates. These obligations are provided for when a liability has been incurred or a loss is probable and the amount is reasonably estimable. Actual costs may vary from estimates we make. Management believes the estimates are reasonable based on current information.
      Derivative instruments are accounted for in accordance with Financial Standards Board Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” Because of the complexity involved in qualifying for hedge treatment for our commodity contracts, we mark these exchange-traded contracts to market with the resulting gain or loss recorded in net sales for hog contracts or cost of goods sold for all other commodity contracts. This may result in large fluctuations in our earnings depending on the volume of commodity contracts and their corresponding volatility.
      Property, plant, equipment and breeding stock are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon management’s expectations. We periodically review the assets for changes in circumstances which may impact their useful lives.
      Impairment of long-lived assets is periodically reviewed using historical cash flows as well as current estimates of future cash flows and/or appraisals. This assessment process requires the use of estimates and assumptions which are subject to a significant degree of judgment. In addition, we periodically assess the recoverability of goodwill and other intangible assets, which requires us to make assumptions regarding the future cash flows and other factors to determine the fair value of the assets. If these assumptions change in the future, we may be required to record impairment charges for these assets.
Quantitative and Qualitative Disclosures About Market Risk
      Our operating results are influenced by fluctuations in the price of our primary feed components, corn and soybean meal, and by fluctuations in hog and wholesale pork sales prices. The cost and supply of feed components and hog and wholesale pork sales prices are determined by constantly changing market forces of supply and demand, which are driven by matters over which we have no control, including weather, current and projected worldwide grain stocks and prices, grain export prices and supports, hog production, consumer demand and governmental agricultural policies. In our hog production segment we use forward contracts, as well as futures and options contracts, to establish adequate supplies of future grain requirements, to help secure margins and to help reduce the risk of market fluctuations. To help secure margins and minimize earnings volatility in our pork processing segment, we utilize hog futures to hedge future pork product sales. While this may tend to limit our ability to participate in gains from favorable commodity price fluctuation, it also tends to reduce earnings volatility and secure future margins.
      For the fiscal years ended March 26, 2005, and March 27, 2004 we recognized losses under SFAS 133 of $5.9 million and income of $5.3 million, respectively, in net sales for losses and gains related to hog futures and losses of $3.3 million and gains of $6.1 million, respectively, in costs of goods sold relating to the hedging of feed components and outside hog purchases at processing facilities. For open futures contracts, we use a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on these commodity derivative instruments. As of March 26, 2005, the potential change in fair value of exchange-traded contracts, assuming a 10% change in the underlying commodity price, would be $13.7 million.

      The table below sets forth fair values of futures and options, and gross contract or notional amounts of forward contracts, in place as of March 26, 2005 (all amounts in thousands except contract quantity and wtd.-avg. price/unit):

	Contract	Volumes	Wtd.-avg.	Fair
	Quantity	Units	Price/Unit	Value

Futures Contracts
Corn purchases—long	3,555	bushels	2.15	$(159)
Corn sales—short	205	bushels	2.36	(3)
Soybean meal purchases—long	3	tons	192.32	(13)
Lean hog sales—short	158,280	pounds	0.77	1,796
Lean hog purchases—long	8,280	pounds	0.68	667
Wheat sales—short	130	bushels	3.51	8
Pork belly purchases—long	200	pounds	0.92	(5)

Option Contracts
Corn puts—short	1,500	bushels	$2.15	$(133)
Corn calls—short	800	bushels	2.80	(10)
Corn calls—long	2,425	bushels	2.32	67
Meal calls—long	9	tons	197.22	31
Meal puts—short	9	tons	214.44	(9)
Lean hog calls—short	18,200	pounds	0.77	(405)
Lean hog puts—short	2,400	pounds	0.70	(25)
Lean hog puts—long	21,080	pounds	0.70	370

	Contract	Volumes	Wtd.-avg.	Notional
	Quantity	Units	Price/Unit	Amount

Forward Contracts
Corn	3,660	bushels	$2.35	$8,602
Meal	9	tons	202.67	1,787
      We also are exposed to changes in interest rates. The credit agreement has variable interest rates. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows. Assuming other factors are held constant, a 1% change in interest rates would have no impact on interest expense due because there was no variable rate debt outstanding as of March 26, 2005. Conversely, for fixed rate debt, interest rate changes do not impact future cash flows and earnings, but do impact the fair market value of such debt, assuming other factors are held constant. During the fiscal year ended March 30, 2002, we entered into an interest rate swap agreement to convert the variable base interest rate of our bank term debt to a fixed rate of 3.0125% plus the agent bank’s applicable margin (2.0% at maturity). The swap matured on September 30, 2004. The swap was accounted for as a cash flow hedge under SFAS 133. During the fiscal year ended March 26, 2005, we recognized a $0.1 million gain, net of tax, into Accumulated Other Comprehensive Loss, Net of Tax for the market value of the swap.
      The 9 1/4% senior notes had a fair value of approximately $190.8 million as of March 26, 2005 based on inter-dealer prices, as compared to the book value of $175.0 million as of March 26, 2005. On May 9, 2005, as discussed earlier, we purchased $173.0 million of the 9 1/4% senior notes in the Tender Offer for a price of $190.8 million.
New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs— an Amendment of ARB No. 43 Chapter 4.” SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. SFAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt this standard beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its financial statements as such costs have historically been expensed as incurred.
      In December 2004, FASB issued SFAS No. 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets— an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a significant impact on the Company’s financial statements.
      In December 2004, FASB issued SFAS No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment.” SFAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. SFAS 123R, as recently amended, is applicable for all fiscal years beginning after June 15, 2005. This statement is effective for the Company beginning fiscal year 2007 and is not expected to have a significant impact on its financial statements with respect to currently issued stock options, but could have a significant impact with respect to options and other stock-based compensation issued in the future. The Company plans to issue restricted stock and stock options concurrently with this offering which issuances will likely result in expense for financial reporting purposes in fiscal year 2006 and future periods.
      In December 2004, FASB issued FASB Staff Position 109-1 (“FSP 109-1”) “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1 specifies that a qualified production activities deduction should be accounted for as a special deduction in accordance with SFAS 109. FSP 109-1 was effective upon issuance. The Company is currently evaluating the impact this deduction will have on its results of operations or financial position for subsequent years.
      In March 2005, FASB issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We do not expect adoption of FIN 47 will have a material effect on our results of operations or financial position.

BUSINESS
Overview
      We are one of the largest vertically integrated providers of pork products in the United States, producing consistent, high-quality pork products for the retail, wholesale, foodservice, further processor and export markets. We have become a recognized leader in the pork industry through our vertically integrated business model that combines modern, efficient production and processing facilities, sophisticated genetics, and strict control over the variables of health, diet and environment. We are the sixth largest pork processor in the United States, with processing facilities in Missouri and North Carolina that have the capacity to process approximately 4.6 million hogs per year. Operating in concert with our processing facilities, we are the second largest owner of sows in the United States, currently producing approximately 4.5 million hogs per year in operations located on approximately 100,000 acres in Missouri, Texas and North Carolina.
      We are able to leverage our vertically integrated operations to produce premium and specialty products, which typically command higher prices. We tailor our production process to target discriminating customers willing to pay for high-quality products. We lower our production costs by controlling hog procurement and streamlining logistics, transportation and production schedules.
      For the fiscal year ended March 26, 2005, our business generated total net sales of approximately $927.6 million and net income of approximately $67.7 million. Fiscal year 2005 results reflected historically high pork and hog prices, which have declined somewhat in recent months. We believe it is unlikely that the current favorable price environment will be sustained. Consequently, we believe that our net sales and net income for fiscal year 2006 will be substantially lower than in fiscal year 2005.
Industry Overview
      Pork products are the largest source of meat protein in the world and the third largest source in the United States. According to the USDA, pork processors in the United States processed approximately 103.4 million hogs in 2004, representing approximately 20.5 billion pounds of pork. US exports of pork products have grown substantially in recent years. From 1995 through 2004, exports increased at an 11% compound annual growth rate, with total exports increasing from 0.8 billion pounds to 2.2 billion pounds. The USDA estimates that pork exports increased by 27% in 2004, a substantially higher growth rate, primarily as a result of increased levels of foreign demand due to a ban by certain foreign countries on the import of U.S. beef related to BSE, the outbreak of avian influenza affecting the poultry industry, favorable exchange rates and the continuing development of export markets for U.S. pork. Countries showing substantial increases include Mexico, China, Russia and Taiwan.
      Historically, the United States pork industry has been highly cyclical in nature due to the natural inverse relationship of prices and production and the tendency of independent hog producers to increase production levels in response to higher hog prices. A typical cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower market prices will generally cause production to moderate or decline which generally leads to higher market prices. Because of the length of the production cycle, there is relatively little ability of hog producers to adjust their production in the short-term, although some changes in supply may occur through net increases or decreases of pork products held in freezers.
      The prices for all of these commodities are volatile and the spreads between these prices vary substantially. High prices for hogs normally hurt the profitability of processing operations unless pork prices increase sufficiently to offset these cost increases. On the other hand, hog producers tend to record better results when prices for hogs are high, especially in relation to grain prices. Therefore, results of our processing segment in certain periods may be better or worse than results for our production segment, and vice versa.

      The following graphs set forth various hog, pork and grain price data for recent periods and illustrate the volatility in market prices.
Pork Production, Hog Prices and Pork Prices

(1)	Based on USDA statistics published by Informa Economics.
(2)	Average annual price based on the market price of lean hogs, as published by the Chicago Mercantile Exchange.
(3)	Average annual price based on the 185# cutout pricing method, a standard measure for determining current market prices of pork primal cuts that is published by the USDA.
      The costs of pork processors are highly dependent on the cost of hogs, and net sales are determined in large part by the prices they receive for pork products. Conversely, net sales from hog production are highly dependent on the prices the producer receives for hogs while the cost of goods sold is determined in large part by the cost of feed. High feed prices can negatively impact production results since these increases can raise the costs to the producer. The graphs below demonstrate how prices for corn and soybean meal, which are the primary components of our feed costs, have fluctuated over the last 10 years ended December 31, 2004.

Corn $/Bushel

(1)	Average annual price, based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade.
Soybean Meal $/Ton

(1)	Average annual price, based on the monthly average of daily close prices of the Nearby Soybean Futures quoted by the Chicago Board of Trade.

      Historically, the United States pork industry has been divided into two segments: pork processing and hog production. As a vertically integrated supplier of pork products, we operate in both industry segments.
     Pork Processing
      The U.S. pork processing industry is highly concentrated, with the top ten processors representing over 90% of total federally inspected industry capacity as of March 2005, and the industry is highly competitive. Although customers in the retail, wholesale, foodservice, further processor and export markets have different product specifications and service requirements, processors generally compete on the basis of the price and quality of their product. We believe that this consolidation has been driven by a number of factors, including the desire to achieve economies of scale in purchasing, processing and regulatory compliance and the increased concentration among grocery retailers and other customers.
      The processing industry is geographically concentrated in the hog producing regions of the U.S., particularly the Midwest and portions of the Southeast. Due to the substantial degree of fragmentation of the hog production industry, processing operations typically are extremely large relative to the producers that supply them. As a result, non-integrated processors must acquire each day’s supply of hogs from a large number of suppliers, many of whom use varying genetics, feeding programs and growing environments. We believe that this dichotomy between the hog requirements of processors and the fragmentation and variation of hog production makes it relatively difficult for non-integrated pork processors to produce consistent, high-quality products.
     Hog Production
      The hog production industry, although consolidating, remains substantially fragmented and can be characterized by large variations in costs of production and quality of hogs produced. As a result, a large portion of the industry is generally characterized by fewer hogs per sow per year, higher feed-to-gain conversion ratios, higher costs of production, lower quality and less consistent hogs brought to market. Breeding and farrowing are more efficient in the Spring and Fall, resulting in fluctuating seasonal production and prices.
      According to the USDA, the number of U.S. hog producers has declined by more than 85% over the last 20 years while the average size of production facilities has increased dramatically. We believe that as the hog production industry moves to more sophisticated production techniques, the pressures on marginal producers will intensify. In the last several years, a number of operations have emerged which are based on large-scale, scientific and management-intensive production of hogs. These operations have grown rapidly. We expect that the hog production industry will see continued consolidation and integration in the future. We believe that this consolidation is being driven by a number of factors, including (1) the substantial investments in equipment, improved breeding herds and process improvements required to achieve economies of scale, meet customers’ demand for product quality and consistency and comply with animal welfare and environmental regulation, and (2) the increasing concentration among processors.
Competitive Strengths
      We believe the following competitive strengths position us to enhance our growth and profitability:

•	Vertically Integrated, Efficient Operations. We believe that we are one of the most vertically integrated pork processors in the United States, owning and operating each of the key steps of production. In fiscal 2005, 99% of the hogs used by our Milan, Missouri processing plant were sourced from our Missouri hog production operation. During the same period, approximately 75% of hogs used by our Clinton, North Carolina processing plant were supplied by our owned and contracted North Carolina hog production operations, with the remainder supplied through long-term contracts with independent producers. Vertical integration gives us strict control over our process, from a hog’s initial genetic makeup to the pork product ultimately produced and shipped. This process allows us to produce high-quality pork and pork products efficiently by combining cost-effective, high-volume hog production in close proximity to modern and technically advanced pork processing facilities. We believe this vertical integration gives us powerful competitive advantages as compared to non-integrated competitors, such as:

–	A dependable supply of high-quality hogs that lead to high meat quality, processing efficiencies and improved sales margins;

–	Streamlined logistics, feed manufacturing, transportation and production schedules; and

–	Control over key factors (genetics, nutrition and environment) that affect cost of hogs and meat quality, enabling us to market the value, safety, traceability, and quality of our products to our customers.

•	Strong Market Position with Strategically Located, Efficient Operations. We are the sixth largest pork processor in the United States and the second largest hog producer in the United States. Our large-scale integrated operations, geographic diversification and strong market position allow us to serve a broad range of customers, while maintaining economies of scale in production and marketing. We are also one of the few pork national processors with an East Coast processing plant and distribution center. Coupled with our Midwest plant location, we are able to provide cost-effective overnight delivery of fresh pork to many of the most populous regions in the United States. Our hog production operations incorporate advanced breeding, farrowing and finishing methods. We believe our processing plants are two of the most modern and technically advanced facilities of their kind in the United States.

•	Premium Product Offerings Focused on Discriminating Customers. By leveraging our modern, efficient processing operations and our high-quality production capabilities, we are able to produce products for discriminating customers who demand and expect high-quality pork on a consistent basis. In the retail sector we target high-end independent grocers rather than large national supermarket chains. Our premium products enable these retail customers to differentiate their product offerings from those generally available in large supermarkets. Our premium retail and export products include “Fresh and Tender” moisture-enhanced pork, KenKo-Ton “healthy pork” for the Japanese market and “Natural Excellence” antibiotic-free pork. Also, our integrated business model allows us to target specific product characteristics required by specialty branded processed-meat customers. PSF pork was awarded the Best Taste Award by the American Culinary Institute (“ACI”) in 2004 and the Gold Medal Taste Award from the American Tasting Institute (“ATI”) in 2002. Judged by a panel of professional chefs, our products were recognized for the best tasting, highest quality food and culinary product by ACI, and for appearance, freshness and taste by ATI, with taste being the most important attribute.

•	Process Verified Certification. We believe we were the first pork company to receive “Process Verified” certification from the USDA for our entire production and processing supply chain. The Process Verified certification program is modeled after ISO-9000 quality management and quality assurance standards. Process Verified certification helps ensure our customers that food safety, meat quality, traceability, animal handling and environmental management standards, among other standards, have been met and benchmarked for continual improvement. While others in the industry have the certification for parts of their system, we believe we are the only company that has currently received the certification for the entire production and processing supply chain. Our marketing strategy capitalizes on these attributes and the consistency and quality of the pork we produce.

•	Experienced Management Team. Our senior management has an average of 19 years of industry experience. We believe we have one of the most experienced management teams in the pork industry in operating fully-integrated systems with an average of 23 years of industry experience in production, 31 years in processing, 16 years in technical and food safety and 19 years in sales. Our experienced and motivated management team is focused on expanding our position as one of the premier producer/ processors of high-quality pork and pork products.

Business Strategy
      We are pursuing a strategy designed to increase our sales margins and returns on invested capital. Key elements of our strategy include:

•	Focus on High Quality and Value-Added Products. We are seeking to move more of our products up the value-added chain to improve sales margins, develop a stronger brand, enhance relationships with key customers and drive new product development. We intend to continue to focus on producing high-quality and value-added products, such as boneless products, marinated pork, moisture-enhanced pork, sliced bacon, microwave cooked bacon, smoked hams, sausage and other processed meats. We plan to continue our focus on marketing these products to discriminating customers in the retail, wholesale, foodservice, further processor and export markets in order to further differentiate our products from those of our more commodity-oriented competitors.

•	Expand Processing Capacity. We continue to seek additional expansion opportunities with the potential to generate attractive returns on investment. As an example, through modernization and efficiency efforts in fiscal year 2003, we completed expansion of processing capacity at our North Carolina processing plant from 6,500 hogs per day to up to approximately 10,000 hogs per day on a single shift. At this North Carolina facility, we are now evaluating the further expansion of our value-added processing capacity.

•	Continue Expansion into International Markets. We believe that international markets offer significant growth opportunities and we intend to continue our efforts to develop sales outside the United States. Over the past ten years, we have expanded our efforts to increase export sales. Sales to Japan, Mexico, Canada and other export markets accounted for 10% of our net sales fiscal year ended March 26, 2005. We believe that our presence in these markets allows us to achieve higher prices for certain pork products than could be obtained domestically. In particular, we intend to increase our export volumes to Japan using available capacity at our North Carolina plant, as the Japanese market ascribes significant value to premium, process-controlled, traceable products. We also intend to actively expand sales in other Asian and Latin American markets, as well as other international regions.

•	Pursue Strategic Acquisition, Disposition and Partnership Opportunities. As a key part of our growth strategy, we evaluate on an ongoing basis potential industry-related acquisitions, dispositions and joint ventures. We will continue to evaluate those opportunities that fit strategically with our objective of producing more processed meats and other high quality, value-added products. We believe that the consummation of this offering may help us in executing our acquisition strategy.

•	Further Improve Cost Structure. We strive to produce high-quality pork products at a low cost by combining modern and efficient pork processing with efficient, high volume hog production. We continually measure our processing and production activities in an effort to improve our processing yields, develop new value-added products, lower our costs and increase our hog production efficiencies.
Our History
      Our hog production business was originally founded in 1988. In 1994, we completed construction of our Missouri processing plant. Due primarily to start-up costs at the Missouri farms and plant, combined with a decline in hog prices at the same time feed prices increased, our predecessor filed for bankruptcy reorganization under Chapter 11 on July 2, 1996. In September 1996, the reorganization became effective and our business emerged from Chapter 11.
      Since emerging from bankruptcy, we have expanded our business in two significant ways. On May 13, 1998, we expanded our Missouri operations in a series of transactions with ContiGroup. In these transactions, ContiGroup purchased a 51.0% ownership interest in our outstanding common stock for $182.3 million. In exchange, we purchased the North Missouri farms hog production operations then owned by ContiGroup for $75.0 million. These transactions allowed us to operate the Milan, Missouri plant at full capacity.

      In fiscal year 2001, we expanded our operations through two acquisitions in North Carolina. On August 25, 2000, we acquired The Lundy Packing Company and its subsidiaries, which consisted of hog production and pork processing operations. On September 22, 2000, we acquired Premium Standard Farms of North Carolina from ContiGroup. In the latter transaction, ContiGroup received cash and additional shares of our common stock, bringing its overall ownership to 53.1% of our outstanding common stock.
Products, Marketing and Customers
      We market our pork products to retail, wholesale, foodservice and further processor customers in the U.S. and abroad. We focus on discriminating customers in these markets. We primarily market our products as chilled and frozen pork, sold to:

•	Retailers, retail distributors and wholesalers (accounting for 46% of our total processing sales in fiscal year 2005) primarily in the form of chilled, vacuum-packaged loins, tenderloins, hams, picnics, butts, ribs, marinated, case-ready, bacon, smoked hams and sausage;

•	Foodservice customers (accounting for 3% of our total processing sales in fiscal year 2005) primarily in the form of chilled and frozen boxed bone-in and boneless loins, ribs, picnics, butts and further processed smoked meats;

•	Further processors (accounting for 40% of our total processing sales in fiscal year 2005) primarily in the form of chilled bulk bone-in and boneless hams, bellies, trimmings, picnics and butts, variety meats and other products which are used by these customers to make processed pork products; and

•	Export customers (accounting for 11% of our total processing sales in fiscal year 2005) primarily in the form of chilled boneless loins, tenderloins, boneless picnics, fresh bone-in hams, frozen boneless hams, bellies, as well as frozen ground pork and variety meats.
      We are increasingly emphasizing value-added products, such as boneless products, marinated pork, moisture-enhanced pork, sliced bacon, microwave cooked bacon, smoked hams, sausage and other processed meats. Our vertical integration and control also allows us to produce specialty products. These include our “Fresh and Tender” moisture-enhanced pork, KenKo-Ton “healthy pork” for the Japanese market and “Natural Excellence” antibiotic-free pork.
      Our North Carolina plant includes further-processing facilities that produce smoked hams, sliced and microwave cooked bacon, and sausage. We continue to focus on increasing our activities in the processed meat area.
      Our marketing strategy seeks to capitalize on the quality of the pork derived from our controlled supply of high-quality consistent hogs and modern processing operations allowing us to sell fresh and processed pork at prices that reflect a premium to those received by competitors selling lower quality products. Our pork processing facilities have been designed to enhance the realization of this quality by converting standard pork cuts to value-added products through boning, trimming and other further processing. Furthermore, we target specialty, export and ethnic markets, in which there is a higher demand for certain pork products. In order to capitalize on a differentiated product, we have been certified to use the USDA Process Verified seal in connection with our Missouri and North Carolina processing operations.
      We sell to domestic customers directly and through regional distributors. In marketing to the retail channel, we target independent regional supermarkets seeking to differentiate themselves with “meat-case destination” premium quality pork. Our target market for further processors includes companies with established food brands that demand consistent, high quality, differentiated product.
      We are increasingly targeting foodservice customers that demand consistent, high-quality product and are attracted to the traceability, food safety and animal welfare associated with the “Process Verified” certification of our product. We believe that the foodservice industry represents a growth opportunity for us.
      Our international marketing efforts are directed toward a number of countries, but are predominantly focused on Japan, which ascribes significant value to our premium, process-controlled products. In our fiscal year 2005, our sales to Japanese customers represented about 6% of our total sales. Sales to international markets, especially Mexico and Canada, when combined with sales to Japan, accounted for approximately 10% of our total sales in our fiscal year 2005. International sales are made both through distributors and directly to customers. Most of our Japanese exports are sold through a relationship with a Japanese trading partner, to whom we sell exclusively certain chilled pork products produced at our Milan, Missouri plant that are destined for the Japanese market. The contract with this trading partner comes up for renewal in December 2005.
      Though our sales and marketing efforts are primarily focused on sales of pork products, we also sell excess hogs from our production facilities to other pork processors. In this respect, we have contracts with two major pork processors, who purchase substantially all of the hogs produced at our Texas facilities.
      The remainder of our excess hog production is sold in privately negotiated transactions. Finally, both of our facilities sell by-products primarily to the feed processing and pet food industries.

Processing and Production Operations

Overview
      Our processing and production operations are organized as three separate pods located in Missouri, Texas and North Carolina. Our Missouri and North Carolina pods each combine processing plants and hog production facilities. Our Texas pod has only hog production operations. The geographic separation of our pods enhances biosecurity and puts us closer to our customers and feed grain suppliers, allowing us to minimize shipping costs. Shipping, via truck, is important in a number of aspects of hog production, particularly the delivery of feed to hog production units, the shipment of feeder pigs to finishing units, and the shipment of finished hogs to processing plants. We utilize our own truck fleet and related transportation facilities for hauling feed and hogs, which allows us to reduce the risk of disease and enhances the scheduling and process coordination that our integrated approach provides. Please read Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for financial information relating to our operating segments.

Pork Processing
      We maintain pork processing facilities in Missouri and North Carolina. In fiscal year 2005, 99% of the hogs processed by our Missouri processing plant came from our Missouri hog production operations. During fiscal year 2005, approximately 75% of hogs used by our North Carolina processing plant were supplied by our North Carolina hog production operations, with the remaining 25% supplied through contracts with independent producers, which produce hogs in accordance with our genetic, feed and other production specifications. To help ensure the safety and quality of our products, we use the USDA’s Hazard Analysis of Critical Control Points methodology to identify food safety hazards in our operations. This approach uses a team of technically trained individuals who are familiar with the processes to be evaluated. Each separate point in the process is identified and any hazards associated with them are assessed. Methods for monitoring the quality and safety of products as they move through these points are then developed and implemented.
      The quality management points listed below provide the basis for our Process Verified program. In December of 1998, we believe we became the first company in the pork industry to receive approval for this program from the USDA-Agricultural Marketing Service. This approval gave accreditation to the first Process Verified program which extends from live animal production through processing. While other pork companies have since received approval of their own Process Verified programs, we believe ours is the most comprehensive, encompassing live animal production through processing.
      The Process Verified program is modeled after ISO-9000 requirements that are adapted for the livestock industry, and is administered by the USDA Agricultural Marketing Service, Livestock and Seed Division. We

have designated six process points throughout our process to represent our program. These quality management points are summarized as follows:

•	Every order is traceable to source farms;

•	Every phase of production is managed using a food safety based control system;

•	Production and processing systems are designed to continuously assess the effect of farm and plant processes on meat quality traits, including extensive genetic research;

•	Personnel are trained to handle livestock according to proper animal handling guidelines;

•	We are committed to environmental stewardship with the goal to protect the quality of the environment by evaluating and improving the waste management systems; and

•	All antibiotic free products are derived from market animals that have never received antibiotics through feed, water, or via injection.
      Our automated processing operations have been designed to achieve the benefits of vertical integration that are not available to non-integrated hog producing or pork processing competitors. Some of these benefits are as follows:

•	We streamline logistics, transportation and production schedules to enhance asset utilization and reduce our cost structure because of the proximity of our processing facilities to our production operations;

•	We improve the realizable value of our hogs through our control over the key factors (genetics, nutrition and environment) that affect leanness and meat quality; and

•	We believe we provide a higher level of quality and safety assurance to our customers because of our control of both production and processing.
      We believe that by controlling our own high quality, consistent hog supply, we can be among the more efficient processors in the industry and produce a consistent high-quality product whose value will be recognized in the market.
      The design of our Missouri and North Carolina processing facilities reflect four key objectives:

•	Modern equipment and proven technology have been used to build two of the most modern and technically advanced facilities in the industry;

•	The facilities are designed to emphasize worker safety to help ensure compliance with all regulations and to reduce worker injury and turnover;

•	The facilities are designed to enhance animal welfare and produce a product that is appealing to further processors and consumers (employing identification and tracking technology to help ensure quality control for the final pork product); and

•	The facilities are designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards.

Hog Production
      Our sow production facilities house herds generally ranging from 1,100 to 3,300 sows per unit. On average, a staff of five people is required for 1,100 sows. A typical sow production unit consists of four connected buildings, each with a specialized function— breeding, gestation, farrowing and nursery.
      The production process begins in the breeding barn, where sows are artificially inseminated. Artificial insemination maximizes breeding efficiency and productivity and allows us to utilize genetic stock that maximizes our overall productivity and quality. After four weeks, conception is verified using ultrasound technology. From the breeding barn, sows are moved to the gestation barn where they are vaccinated and placed on a special diet. The gestation period is 114-days. During this period, the sows receive a specialized diet and careful attention to health and disease control in order to improve the size and health of their litters. In our gestation buildings, sows are carefully monitored and individually fed according to body weight. A few days prior to delivery, sows are moved to the farrowing barn where they give birth to an average litter of approximately 10 offspring. Sows nurse their offspring for three weeks before they are returned to the breeding barn. At approximately 12 to 15 pounds, the offspring are moved to the nursery for a six-to-seven week period. This step requires high levels of nutrition, environmental control and minimization of disease and health risks. An increasing portion of our operations use the wean-to-finish production method where nursery pigs are transported directly to modified grow/ finish sites, skipping the traditional time spent in a nursery.
      In the next phase of production, offspring are transferred from the nursery in our sanitized trailers to our grow/finish complexes or contract growers for growth from approximately 50 pounds to a target market weight of 260 pounds. Our grow/finish complexes are comprised of temperature-controlled barns, each housing generally 950 to 1,200 hogs. A manager in charge of the complex is responsible for monitoring hog welfare and health, as well as equipment. Efficiency in finishing operations is affected by the health and environment of the hogs and the formulation of the feed. These factors, as well as the genetics of the hog, can have a substantial impact on the feed-to-gain conversion ratio (the pounds of feed required to add a pound of weight) and the average daily gain. Specialized crews support the complex managers by assisting with loading and unloading hogs, health care, and sanitation. Hogs generally remain at the grow/ finish complexes for approximately 17 weeks, gaining an average of approximately 1.7 pounds per day, until they reach market weight and are transported to a processing facility.
      Because diet is a critical factor in the efficient production of hogs and affects the quality of the final products, we have established five of our own feed mills. We can typically access feed grains on a cost-effective basis and manufacture and deliver feed to our facilities at a lower cost than we can buy it from commercial feed mills. In North Carolina, where we rely to some extent on commercial feed mills, we have established cost-effective toll milling arrangements with select mills. Due to excess milling capacity in North Carolina, we are generally able to purchase feed from these vendors on terms that help us remain a low cost producer. Our Missouri production facilities generally have our lowest feed costs because they are located close to the larger grain producing areas. Our feed costs are relatively higher in our North Carolina and Texas facilities due to higher transportation costs. Our feed mills and toll milling arrangements allow us to optimize production of our customized diets to a greater degree than would typical arrangements with third-party feed mills, which operate on a cost plus basis and provide feeds for many types of customers and animals. We achieve this through “least cost” formulations based on available feed ingredients. For example, while corn is the primary ingredient in hog feed, a large number of other grains, proteins, fats and supplements may be added, and the content and mix of feed ingredients can be managed to improve nutrition, feed-to-gain ratios and meat quality. The combined annual capacity of our five company-owned feed mills is approximately 1.4 million tons. These mills provided approximately 73% of the total feed/components used in our production operations (measured in tons) during our fiscal year 2005.

Biosecurity
      We seek to reduce the risk of disease transmission through a number of methods, including geographic separation of, and restricted access to, production facilities, strict sanitation procedures (including thermal sanitation of livestock trailers), high health genetic stock and constant monitoring and response. All units are restricted access, “shower in/ shower out” facilities. If it is necessary for a manager or worker to enter a unit other than their designated unit, a mandatory 24 to 96-hour waiting period is required. Feed purity and truck cleanliness are continually inspected and monitored. Operating procedures within the facilities are designed to stop the spread and lessen the viability of infection agents during all phases of the production process.
      We also attempt to control the risk of disease through the selection of high-health breeding stock. When disease is found, treatment is implemented to lessen its impact on performance and to prevent its spread to other facilities.

Missouri
      Our Missouri pod has both processing and production operations. The Missouri processing facility is located at Milan, Missouri and employed approximately 1,000 people as of March 26, 2005, with the capacity to process 7,400 hogs daily (on an eight hour shift) or about 2.0 million hogs per year. To help ensure the safety and quality of our products, the processing facility incorporates several innovative systems, including a new dual carbon dioxide anesthetizing system, which we believe provides improved animal handling and enhanced meat quality.
      We are exploring a possible 2-stage expansion of the Missouri facility. The first stage would involve improvements to increase the daily capacity of the facility to process approximately 10,000 hogs daily. The second phase would entail construction of facilities to support two shifts of processing. Engineering work on this potential expansion is proceeding, but we have not yet committed to this expansion proposal. Management believes that the additional hogs required for this expansion could be sourced from existing independent hog producers, who would adopt our Process Verified requirements.
      The Missouri production operation, based at Princeton, employed approximately 1,200 people as of March 26, 2005. A 116,000-sow herd produces approximately 2.1 million hogs per year. Eighty-two sow units, five nursery units and ninety-one finishing units are located on farms in five counties in Northwest Missouri. We also have grower relationships with ContiGroup and other independent growers who raise our livestock under long-term contracts that require them to follow our Process Verified requirements. See “Certain Relationships and Related Transactions.”

North Carolina
      Our North Carolina pod has both processing and production operations. The North Carolina processing facility is located at Clinton and employed approximately 1,200 people at March 26, 2005, processing up to approximately 10,000 hogs daily, depending on seasonality, or up to 2.6 million hogs per year. In fiscal year 2003, we completed a major renovation which increased processing capacity and included the installation of a new dual carbon dioxide anesthetizing system. As a result, we believe the plant is one of the most advanced facilities of its kind in the United States.
      The North Carolina production operation, based at Clinton, employed approximately 300 people as of March 26, 2005. A 76,000-sow herd as of March 26, 2005 produces approximately 1.4 million hogs per year. Contractual arrangements for purchasing weaned pigs produce an additional 500,000 hogs per year. There are nine sow units, three nursery units and four finishing units located on farms we own in various counties throughout the state. Most of the production operations in North Carolina are conducted on farms that are not owned by us. Instead, we have long-term contract grower agreements with local farmers who provide the land, buildings and labor needed. These grower arrangements are managed by our hog production field supervisors. The hogs are owned by us, are raised according to our specifications using our genetics, feed and supplies, and are delivered to our North Carolina processing facility. Since these arrangements allow us to control the process, from a hog’s initial genetic makeup to the pork product ultimately produced, we consider them to be a part of our integrated operations notwithstanding the fact that we do not own the farms.
      In addition to the production operations discussed above, we purchase approximately 500,000 hogs annually for our North Carolina processing operations that are not supplied by our production operations. These hogs are obtained pursuant to long-term supply arrangements with a limited number of external hog suppliers who have agreed to follow our Process Verified requirements.

Texas
      Our Texas pod has only production operations. These operations are headquartered at Dalhart, Texas and employed approximately 300 people as of March 26, 2005. A 34,000-sow herd is designed to produce approximately 600,000 hogs per year. Twenty-three sow units, six nursery units and eight finishing units are located on farms in Dallam and Hartley counties. Substantially all the hogs produced are sold under two contracts with major processors.

      In fiscal year 2003, we completed the addition of a new 10,000 sow and wean-to-finish operation at our Texas facilities. Our Texas production facilities are located on approximately 53,000 acres with adequate space and all environmental and land use permits required for further expansion.
      We have been experiencing health issues in our Texas hog production operations in recent periods due to PRRS, which is common in swine herds in the United States. PRRS has had a negative effect on reproduction and general herd health in these operations, which has decreased production volume and increased costs. We are currently operating a health-improvement program intended to stabilize the impact of PRRS in the system. This program has increased pigs born alive per sow and improved health performance in recent quarters. There can be no assurance these measures will continue to be successful. See “Risk Factors— Outbreaks of disease can adversely affect our revenues and operating margins and the recent results of our Texas facility have been adversely affected by Porcine Reproductive Respiratory Syndrome.”

Research and Development
      We use an applied research strategy designed to allow rapid and early implementation of technologies in production, nutrition and processing. This effort is driven by our technical team, some of whom have advanced degrees in nutrition, veterinary science, meat science, health assurance and animal welfare. This team also uses an extensive network of outside scientists and other contacts to enable us to access the latest technology.
      We continually seek to improve the genetics of our production herds and to produce hogs that are the highest quality commercially available. Our female and male breeding stock are purchased from several of the world’s leading hog genetics suppliers, which employ extensive research efforts in molecular genetics, biosecurity, food safety and meat quality to help ensure strong genetic lineage.
      We routinely evaluate alternate genotypes to validate and compare them to existing products. In addition, we conduct intense research trials to further develop existing genotypes to meet economic and customer demands for composition and quality. These arrangements enhance the quality of our genetics and diversify our genetic sources. We also incorporate careful computer-based monitoring of the breeding performance of all our breedstock to improve breeding patterns and remove sub-optimal parents from the herd.
      We have a proprietary sire line genetics improvement program with Sygen (PIC), the largest hog genetics firm. This program focuses on quality characteristics of the meat and improved performance traits.
      We also have been a leader in the implementation of new technologies at our processing facilities. For example, we believe we were the first U.S. company to introduce the use of European-designed carbon dioxide anesthesia systems in pork processing to reduce livestock stress and increase meat quality and yields. Today, both of our processing facilities employ this technology. Specially designed trucks and holding areas also enhance the welfare and handling of our hogs. In addition, we use rapid chilling technologies to improve product quality traits like color, texture and moisture retention. We continue to explore additional ways to utilize robotics and ergonomic enhancements in our processing operations.
      We are committed to install improved wastewater, air and odor technology at all of our finisher farms in northern Missouri by 2010. See “Business— Regulation.” Included in this commitment is the soon to be completed fertilizer plant in northern Missouri that will convert waste at one of our production facilities into useable commercial grade fertilizer. We believe that this facility, which is scheduled to begin operations in the summer of 2005, will be the first plant to commercially produce an odorless, dried pellet fertilizer at a livestock production facility.

Competition
      The pork industry is highly competitive and we compete with many other pork processors and hog producers of varying sizes. Our products also compete with a large number of other protein sources, including beef, chicken, turkey and seafood. However, our principal competition comes from other large pork processors. We believe that the principal areas of competition in the pork industry are price, quality, product distribution and brand loyalty. We believe that we are the sixth largest hog processor in the United States with a number of competitors, including Smithfield Foods (the largest pork processor) being substantially larger than we are.

We believe that we are the second largest producer of hogs in the United States, but are substantially smaller than the leader, Smithfield Foods. Some of our competitors are larger than us, have greater financial and other resources and enjoy wider recognition for their branded products.

Intellectual Property
      We hold several trademark and other intellectual property rights. For example, we have registered the trademarks “Premium Farms,” “Natural Excellence,” “Premium Standard Farms,” “Premium Standard Certified,” “Fresh from the Farm Taste,” “Carolinian,” “Lundy’s,” “Tomahawk Farms,” “Fresh & Tender” and “Gold Banner” with the United States Patent and Trademark Office. We have also registered “Premium Standard Farms” in some of the foreign countries to which we sell our products. In addition to trademark registrations, we attempt to protect our unregistered marks under common law trademark laws and other proprietary information under trade secret laws, employee and third-party non-disclosure agreements and other laws and methods of protection.

Employees
      We had approximately 4,100 employees as of March 26, 2005, of which approximately 2,200 were in processing, approximately 1,600 were in production and approximately 300 were in administration. None of our employees are subject to collective bargaining arrangements, although there can be no assurance that employees will not enter into such agreements in the future. We generally consider our employee relations to be good.

Regulation

Environmental, Health and Safety
      Our operations are subject to federal, state, and local environmental, health, and safety laws and regulations, including those governing air emissions and wastewater discharges and, in some jurisdictions, odor. Among other things, these laws and regulations impose standards and limitations on our waste treatment lagoons, water treatment facilities and new construction projects and regulate the management of animal waste from our hog production facilities. We also have been and are subject to lawsuits from neighboring property owners in Missouri based on the law of nuisance.
      We are committed to promoting environmental stewardship, and we strive to comply with environmental, health and safety requirements and to improve our environmental performance on a continuing basis. We cannot assure you, however, that we will at all times operate in compliance with environmental requirements, and if we fail to comply with such requirements, we could incur material penalties, fines and damages, and negative publicity.
      Environmental, health, and safety laws and regulations are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. In particular, environmental laws and regulations may become more stringent for our industry. Additionally, various citizen and advocacy groups have been advocating changes in animal handling and environmental practices in the industry. Although we believe we are a leader in installing advanced environmental controls, more stringent requirements could result in changes in industry practices that could increase our costs and reduce margins.
      In 2003, the EPA issued Effluent Limitation Guidelines for Concentrated Animal Feeding Operations. These regulations require animal feeding operations to obtain wastewater permits and implement nutrient management plans. A U.S. Court of Appeals recently invalidated certain provisions of these regulations. In any event, our facilities and related operating procedures already comply with or exceed most of these requirements, and we do not anticipate any material costs in complying with these rules.
      The State of Missouri promulgated a rule that came into effect on January 1, 2002 to regulate odor emissions from large animal feeding operations such as ours. This rule required us to develop plans to reduce odor emissions and to submit such plans to state authorities, which we have done. This rule also required us to make certain changes to reduce odors at the property line to certain established levels. The Company does not anticipate material costs to comply with the rule as promulgated.

Environmental Consent Decrees and Agreements
      In order to settle enforcement actions and citizen suits, and to ensure that we, the regulatory agencies, and independent experts all agree that we are implementing appropriate advanced technology, we have entered into consent decrees with the State of Missouri, and with the federal government and a citizens group, and signed a voluntary agreement with the State of North Carolina. The decrees have generally required that we pay penalties to settle past alleged regulatory violations, and the decrees and the voluntary agreement require that we research, develop, and implement new technologies for environmental controls at our Missouri and North Carolina operations.
      In 1999, we entered into a consent decree to settle a suit filed by the State of Missouri. The settlement required us to invest $25 million in capital expenditures on what was characterized in the decree as “Next Generation Technology” for researching, installing and operating improved technology to control wastewater, air and odor emissions from our Missouri farms. Our proposed technologies were to be approved by a panel of independent university experts and were to be completed by 2004. In 2002, the State of Missouri filed a suit against us for alleged new violations of air and water regulations. We settled that matter by entering into a second consent decree in 2004. The 2004 consent decree required us to pay a civil penalty of $333,000. It also modified the 1999 consent decree by (i) removing the $25 million spending requirement, instead specifying that Next Generation Technology be installed on the 11 largest farms and (ii) extending the schedule to implement Next Generation Technology from 2004 until 2010, in each case to ensure that the technology we install will be effective in reducing impacts to the environment. As a result of the 2004 consent decree, we now estimate that we will invest approximately $33 million in Next Generation Technology by the 2010 deadline, of which $8.4 million has been spent as of March 26, 2005.
      In 2001, we entered into a consent decree with a citizens group and the United States to resolve alleged violations of the Clean Air Act, Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). This consent decree was built upon the 1999 consent decree with the State of Missouri referenced above and requires that the Next Generation Technology we employ meet certain performance standards, such as a 50 percent reduction in nitrogen concentration of the effluent applied to area fields over a prescribed time period. We paid a civil penalty in the amount of $350,000 in connection with this settlement.
      In 2000, we voluntarily entered into an agreement with the Attorney General of North Carolina. Under this agreement, we committed to implement “Environmentally Superior Technologies” for the management of swine waste at our company-owned farms after an independent panel determined that such technologies are both effective and economically feasible to construct and operate. Environmentally Superior Technologies are generally identified as waste treatment technologies that meet certain performance standards with respect to release of materials into the environment. We also paid $2.5 million to a fund for the development of such technologies, for environmental enhancement activities and for the defrayal of costs incurred by the state related thereto. We have met all of our commitments to date under this agreement and continue to work closely with the state’s designated representative at North Carolina State University in the development of Environmentally Superior Technologies.
      On January 21, 2005, the EPA announced the opportunity for animal feeding operations to enter into an agreement regarding air emissions from animal feeding operations. The agreement is known as the “Air Quality Compliance Agreement.” The purpose of the agreement is to allow EPA to monitor the operations and gather data for future regulations. Participating parties would pay a civil penalty. In exchange for this, the parties will receive a limited conditional release and covenant not to sue for any past violations and future violations of applicable environmental air emission laws until such time as EPA establishes emission methodologies enabling Animal Feeding Operations (“AFOs”) to certify compliance. EPA’s proposal is not yet final, and we are evaluating whether we will participate in this program. Our Missouri operations would not be eligible because they are subject to the consent decrees described above. As proposed by EPA, the amount of the civil penalty that would be assessed in order for our North Carolina and Texas operations to participate would not be expected to exceed $100,000. If we decide to participate in the program, we do not anticipate that the penalty and required compliance actions will have a material adverse effect on us.

Environmental Capital Expenditures
      We have incurred, and will continue to incur, significant capital and operating expenditures to comply with environmental requirements and our obligations under the consent decrees. We expect to spend approximately $4.0 million in fiscal year 2006, and roughly $4.0 million in fiscal year 2007. The fiscal year 2005 expenditures were primarily for the construction of Next Generation Technology in the form of a fertilizer plant in northern Missouri that will convert hog waste into commercial grade fertilizer. Our fiscal year 2006 and fiscal year 2007 expenditures will be primarily for Next Generation upgrades at certain additional farm locations.

North Carolina Moratorium
      In 1997, North Carolina enacted a moratorium on the construction of farms with more than 250 hogs or the expansion of existing large farms in North Carolina. In 2003, the moratorium was extended until 2007. North Carolina is concerned about the use of waste treatment lagoons and spray fields for the disposal of swine waste, especially in areas of that state that are prone to flooding or hurricanes. It is anticipated that this moratorium will be extended until more effective technologies are developed to protect the environment. Currently, we do not expect that the North Carolina moratorium will have a material adverse effect on us.

2003 BSE Case
      On December 23, 2003, a case of BSE was confirmed in a dairy cow in the State of Washington. On December 30, 2003, the USDA announced additional safeguards to further minimize the risk for human exposure to BSE in the United States. World markets reacted to this event and several countries banned the import of beef products from the United States, pending further investigation and action by the U.S. beef industry. For the most part, these bans continue today and have caused a moderation of beef prices in the U.S. since the discovery. The U.S. Congress has reacted by considering potential legislation that includes banning “downer” livestock from the food chain, re-assessing country-of-origin labeling, implementing mandatory animal identification and traceability requirements, and requiring potential changes in the current practice of feeding animal by-products. At this time, it is uncertain what impact these events may have on the pork industry.

Nuisance Lawsuits
      We are defendants in several lawsuits based on the law of nuisance in Missouri, including one class action lawsuit. We believe we have good defenses to these actions and intend to vigorously defend them. These lawsuits are described in more detail in “Business— Legal Proceedings.”

ContiGroup Indemnity
      We indemnified our majority shareholder, ContiGroup, Inc., against any liabilities, including environmental liabilities, relating to the Missouri operations at the time that ContiGroup sold its Missouri hog production facilities to PSF Group Holdings and made its initial investment in 1998. This indemnification obligation currently extends to our obligations under the State of Missouri consent decree and the pending nuisance suits, as well as any potential future claims regarding our Missouri operations.

Other Regulatory Matters
      In February 2002, the U.S. Senate initially passed a Farm Bill that included a provision known as the “Johnson Amendment,” which would have prohibited meat packers, like us, from owning or controlling livestock intended for slaughter for more than fourteen days prior to slaughter. The U.S. House of Representatives passed a different version of the Farm Bill that did not contain any provision similar to the

Johnson Amendment. A Conference Committee was convened for the Farm Bill, composed of members of both the House and the Senate. This Conference Committee rejected the Johnson Amendment and approved a uniform Farm Bill without the Johnson Amendment or any similar provision.
      If the Johnson Amendment had become law, it may have had a material adverse effect on our vertically integrated business. It may have caused us to consider a restructuring of our operations. We, along with industry groups, succeeded in educating lawmakers as to the adverse effects and unintended consequences of the Johnson Amendment, leading to its subsequent rejection by the Conference Committee. We and others in the industry will continue efforts to educate lawmakers, but the parties advocating passage of the Johnson Amendment continue to propose similar legislation. Legislation of this type recently was introduced in the U.S. Senate. If this or a provision like the Johnson Amendment becomes law, it could have a material adverse effect on us.
      The Country of Origin Labeling requirements became law pursuant to the Farm Security and Rural Investment Act of 2002, but implementation of the labeling requirements has been delayed. Due to our vertical integration, we do not anticipate any material compliance problems.
      Several states have enacted “corporate farming laws” that restrict the ability of corporations to engage in farming activities. Missouri is among these states, but Texas and North Carolina currently are not. Missouri’s corporate farming law in many cases bars corporations from owning agricultural land and engaging in farming activities. Our operations have been structured to comply with the Missouri corporate farming law and its existing exemptions. The Missouri laws, however, could be subject to challenge or amendment by Missouri governmental bodies in the future. Further, even with the exemptions, the corporate farming laws restrict our ability to expand beyond the counties in which we currently operate.
      At the time of ContiGroup’s acquisition of its interest in us in 1998, ContiGroup submitted the proposed ownership structure to the Office of the Attorney General of the State of Missouri for its review. At that time, the Office of the Attorney General indicated that it had no objection to our current structure under the corporate farming laws. There can be no assurance, however, that this position will be maintained in the future as our operations continue and develop.
      In addition to Missouri’s “corporate farming law,” Missouri law prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. A controlling interest in us is not currently, and we anticipate will not be immediately after this offering, held by a foreign person or entity in violation of this law. Our certificate of incorporation includes provisions intended to prevent foreign ownership in violation of this law. These provisions, however, may not effectively prevent a foreign person or entity from acquiring a controlling interest in us after the offering. See “Description of Capital Stock — Foreign Ownership Restriction.”
Properties and Facilities

Pork Processing
      We own two pork processing facilities located in Missouri and North Carolina. Combined, these two facilities have the capacity to process approximately 4.6 million hogs per year.
      The Missouri facility has a processing capacity of 7,400 hogs per day and is one of the most modern and technically advanced facilities of its kind. Substantially all of the hogs processed at this plant are produced by our Missouri hog production operation.
      In fiscal year 2003, we completed a major renovation of our North Carolina processing facility which increased its processing capacity. The facility is now capable of processing up to approximately 10,000 hogs daily, depending on seasonality and market conditions, and we believe it is now, along with our Missouri processing plant, one of the most advanced facilities of its kind in the United States. The majority of the hogs processed at the facility are provided by our North Carolina hog production operations with the remainder being sourced from outside suppliers.

Hog Production
      We have a combination of owned, contracted and leased hog production facilities which support approximately 270,000 sows and their respective offspring. As detailed below, there are three geographic areas where our hog production operations are located.
      The Missouri production operation has a 116,000-sow herd which produces approximately 2.1 million hogs per year. The production facilities are located on approximately 44,000 acres and are supported by three owned feedmills with a combined annual capacity of 840,000 tons per year. Of these 44,000 acres, approximately 6,200 acres are owned by ContiGroup but the facilities located thereon are owned by us. See “Certain Relationships and Related Transactions.”
      The Texas production operation has a 34,000-sow herd which is designed to produce approximately 600,000 hogs per year. The production facilities are located on approximately 53,000 acres and are supported by one owned feedmill with an annual capacity of 220,000 tons per year.
      The North Carolina production operation has a 76,000-sow herd which produces approximately 1.4 million hogs per year. Most of the production operations in North Carolina are conducted on farms that are not owned by us. The hogs, however, are owned by us. Our North Carolina production operations are supported by one owned feedmill with an annual capacity of 380,000 tons per year and through an arrangement with a large feedmill operator for the rest of our feed requirements.

Headquarters
      Our corporate office is located in Kansas City, Missouri, and consists of approximately 18,000 square feet of leased space. This lease has an initial term expiring in July 2013.
      Substantially all of our assets are subject to liens under our credit agreement.
Legal Proceedings
      Two suits based on the law of nuisance were filed against ContiGroup and us during the second quarter of fiscal year 2003 in the Circuit Court of Jackson County, Kansas City, Missouri (Steven Adwell, et al. vs. PSF, et al., and Michael Adwell, et al. vs. PSF, et al.). Two other suits based on the law of nuisance were filed in March of 2004 by the same attorney (Fred Torrey, et al. vs. PSF, et al., and, Doyle Bounds, et al. vs. PSF, et al.). Two additional suits were filed in May 2004 in Daviess County Circuit Court, Gallatin, Missouri entitled Vernon Hanes et al. v. Premium Standard Farms, Inc. et al., and Steve Hanes et al. v. Premium Standard Farms, Inc., et al. There are multiple plaintiffs in each suit, who claim to live near swine farms owned or under contract with us. The plaintiffs allege that odors from these farms interfered with their right to use and have quiet enjoyment of their respective properties and are seeking unspecified damages. We believe we have good defenses to these actions and intend to vigorously defend these suits.
      In May 2004, the same lawyer who filed the Adwell, Bounds and Torrey lawsuits filed a class action lawsuit (Daniel Herrold, et al. and Others Similarly Situated v. ContiGroup Companies, Inc, Premium Standard Farms, Inc., and PSF Group Holdings, Inc.) in the Circuit Court of Jackson County, Kansas City, Missouri. The action seeks to create a class of plaintiffs living within 10 miles of our farms in northern Missouri, including contract grower farms, who are alleged to have suffered interference with their right to use and have quiet enjoyment of their respective properties and are seeking unspecified damages. We have removed this case to the U.S. District Court in Kansas City, Missouri. We believe we have good defenses to this action and intend to vigorously defend this suit.
      On November 30, 2004, International Casings Group (“ICG”) filed an action against us in the Federal Court in Kansas City, Missouri (International Casings Group, Inc. vs. Premium Standard Farms, Inc.) seeking a preliminary injunction and specific performance of a contract by which we sold product from our Clinton and Milan plants to ICG. We believed we had properly terminated our contractual relations with ICG, but the Court has granted ICG a preliminary injunction. We believe we have good defenses to this action and intend to vigorously defend this suit.
      In addition, we are involved from time to time in routine litigation incidental to our business. Although no assurance can be given as to the outcome or expense associated with any of these routine proceedings, we believe that none of the proceedings currently pending should, individually or in the aggregate, have a material adverse effect on our financial statements.

MANAGEMENT
Executive Officers and Directors
      The names, ages and positions of our executive officers and directors as of May 20, 2005, are set forth below:

Name	Age	Position(s)

John M. Meyer	43	Chief Executive Officer and Director
Robert W. Manly	52	President
Stephen A. Lightstone	59	Executive Vice President, Chief Financial Officer and Treasurer
Gerard J. Schulte	55	General Counsel and Secretary
Dennis D. Rippe	51	Vice President, Controller and Assistant Secretary
Calvin R. Held	49	Vice President Processing Operations
Richard L. Morris	54	Vice President Sales and Marketing
Michael J. Zimmerman	54	Chairman of the Board and Director
Vart K. Adjemian	62	Director
Paul J. Fribourg	51	Director
Ronald E. Justice	60	Director
Maurice L. McGill	68	Director
Dean A. Mefford	64	Director
William R. Patterson	63	Director
Michael A. Petrick	43	Director
      John M. Meyer has been a Director and our Chief Executive Officer since May 1998. Prior to May 1998, he spent 15 years with ContiGroup, most recently as Vice President and General Manager of ContiGroup’s pork division. While with ContiGroup, Mr. Meyer served in the sales, credit and financial services functions.
      Robert W. Manly has been our President since October 1996. From April 1986 to October 1996, Mr. Manly served as Executive Vice President of Smithfield Foods, Inc., a meat producer and processor. He also served as President and Chief Operating Officer of the Smithfield Packing Company, a subsidiary of Smithfield Foods from June 1994 to June 1995. Mr. Manly held the position of Assistant to the President of IBP, Inc., a meat producer and processor from January 1981 to April 1986.
      Stephen A. Lightstone has been our Executive Vice President, Chief Financial Officer and Treasurer since August 1998. From 1983 to 1998, Mr. Lightstone was with Payless Cashways, Inc., a building materials retailer, most recently serving as Senior Vice President, Chief Financial Officer and Treasurer.
      Gerard J. Schulte has been our General Counsel and Secretary since July 1998. Mr. Schulte has been Vice President and Assistant General Counsel of ContiGroup Companies, the majority shareholder of the Company, since February 2001, and previously served as Vice President and General Counsel of ContiIndustries, an operating group of ContiGroup Companies, since 1990.
      Dennis D. Rippe has been our Vice President, Controller and Assistant Secretary since January 1999. Prior to that date, Mr. Rippe had been our Vice President Finance and Administration-Operations (Missouri) since February 1997.
      Calvin R. Held has been our Vice President of Processing Operations since April 2004. Prior to that date, Mr. Held was the Company’s Vice President of Milan, Missouri Processing Operations from December 1994 to April 2004 and was Controller of Farm Production and the Milan, Missouri Plant from August 1992 to December 1994. From 1978 to 1992, Mr. Held was with Jimmy Dean Foods, a division of the Sara Lee Corporation, a manufacturer and marketer of consumer products.

      Richard L. Morris has been our Vice President of Sales and Marketing since November 2003. Prior to joining the Company, Mr. Morris was a consultant with Morris Group, a consulting company, from September 2002 to November 2003, and prior to that spent 22 years with Sara Lee Corporation, a manufacturer and marketer of consumer products, and affiliates from February 1980 to August 2002, most recently as Vice President of Distributor Sales-Meat and Bakery with Sara Lee Foodservice.
      Michael J. Zimmerman has been our Chairman of the Board of Directors since May 1998. Mr. Zimmerman has been Executive Vice President and Chief Financial Officer of ContiGroup Companies since 1999. From 1996 to 1999, he served as Senior Vice President— Investments and Strategy of ContiGroup Companies and President of its ContiInvestments subsidiary. Prior to joining ContiGroup in 1996, he was a Managing Director of Salomon Brothers Inc. Mr. Zimmerman is currently a director of Overseas Shipholding Group, Inc., a bulk-shipping company. He also is a director of Financial Federal, Inc., a nationwide equipment, finance and leasing company.
      Vart K. Adjemian has been a Director since September 1999. Mr. Adjemian retired from ContiGroup on April 1, 2005. From February 2001 to his retirement, Mr. Adjemian served as Executive Vice President and Chief Operating Officer of ContiGroup. From 1999 to February 2001, he served as Executive Vice President of ContiGroup and as Chief Executive Officer of the ContiIndustries, an operating group of ContiGroup. From 1998 to 1999, he was Senior Vice President of ContiGroup, and from 1996 to 1998, he was President of the Commodity Marketing Group of ContiGroup.
      Paul J. Fribourg has been a Director since May 1998. Mr. Fribourg has served as Chairman, President and Chief Executive Officer of ContiGroup since 1999. From 1997 to 1999, he served as Chairman, President and Chief Executive Officer of Continental Grain and, from 1996 to 1997, he served as Chief Operating Officer of Continental Grain. Mr. Fribourg is currently a director of Lowes Corporation, a diversified financial corporation, Vivendi Universal, a media and telecom company, and Power Corporation of Canada, a diversified management and holding company.
      Ronald E. Justice has been a Director since September 1996. Mr. Justice has been an Adjunct Professor in Business Studies at Brookhaven College since April 2001. He served as Executive Vice President of Operations of Consolidated Container Company, a producer of plastic containers for consumer products, from September 1998 to April 2000. Mr. Justice was the Senior Vice President of Operations of Scotts Co., a supplier and marketer of consumer lawn and garden care products, from July 1995 to September 1998.
      Maurice L. McGill has been a Director since September 1996. Mr. McGill has served as the President of Wirmac Corp., a private investment company, since 1986 and as a general partner of McGill Partners, a private investment company, since 1989.
      Dean A. Mefford has been a Director since September 1996. Mr. Mefford retired from Ralston Purina Corporation in 1993, after a 30-year career, where he was Corporate Vice President and President and Chief Operating Officer of Ralston Purina International, a subsidiary, manufacturing and marketing animal feed, pet food and breakfast cereal internationally. Mr. Mefford has served as a partner of Jomar Investments, a private investment company, since 1990. From 1994 to 1998, Mr. Mefford served as President and Chief Executive Officer of Viskase Corporation, a flexible packaging and meat casings manufacturer. He has also served as interim President and Chief Operating Officer of Ocean Spray Cranberries COOP from October 1999 until May 2000, and interim Chief Executive Officer and Chief Operating Officer of Coast Grain, a grain merchandiser and animal feed manufacturer from June 2001 until October 2001. Mr. Mefford is currently Chairman of the Board of Directors of Distinctive Brands, a beef jerky and meat snacks company.
      William R. Patterson has been a Director since May 2005. Mr. Patterson is a founder and manager of Stonecreek Management, L.L.C., a private investment management firm, since August 1998. Prior to joining Stonecreek, he was Executive Vice President and Chief Financial Officer of Premium Standard Farms, Inc. Mr. Patterson is also a director of American Italian Pasta Company, a manufacturer of pasta, and Collins Industries, Inc., a manufacturer of ambulances, school buses and terminal tractors.
      Michael A. Petrick has been a Director since May 1998. Mr. Petrick is a Managing Director of Morgan Stanley & Co. Incorporated, one of the managing underwriters of this offering, and has been with Morgan

Stanley since 1989. Mr. Petrick also serves as a director of Sunbeam Corporation, a manufacturer of small appliances, DigitalGlobe Inc, an imaging and information company, V2 Music, an independent record label, and TVN Entertainment Corporation, a digital content aggregation, management, distribution and service company. Mr. Petrick will resign as a director of our Company upon the closing of this offering.
Our Board of Directors
      Our board of directors has the power to appoint officers. Each officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such person’s resignation, removal or death.
      Our board currently consists of nine persons, at least a majority of whom satisfy the independence requirements of the NASDAQ National Market. We expect to add one or more new directors shortly after the consummation of this offering. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, NASDAQ National Market listing standards and SEC rules and regulations, we expect that the directors on our audit, nominating and governance and compensation committees over time will be independent and a majority of our board will be independent.
      We currently have two classes of common stock designated as Class A common stock and Class B common stock. The holders of shares of our Class A common stock are entitled to elect 4 members to our board of directors, and the holders of our Class B common stock are entitled to elect 5 members to our board of directors. Prior to completion of this offering, we intend to convert these two classes of common stock into a single class and, in connection therewith, eliminate the distinctions relating to rights to elect directors. See “Description of Capital Stock.”
      There are no family relationships among any of our directors or executive officers.
      Our amended and restated certificate of incorporation, which will become effective prior to completion of this offering, provides that our board of directors will be divided into three classes with staggered terms. The term of office of directors assigned to Class I will expire at the annual meeting of shareholders in 2006 and at each third succeeding year thereafter. The term of office of directors assigned to Class II will expire at the annual meeting of shareholders in 2007 and at each third succeeding annual meeting thereafter. The term of office of directors assigned to Class III will expire at the annual meeting of shareholders in 2008 and at each third succeeding annual meeting thereafter. Our board has resolved that Messrs. Fribourg, Mefford and Meyer will serve as Class I directors, Messrs. Zimmerman, Justice and McGill will serve as Class II directors and Messrs. Adjemian and Patterson will serve as Class III directors.
      This classification of the board of directors may delay or prevent a change of control of our Company or in our management. See “Description of Capital Stock— Anti-takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws.”
Committees of the Board of Directors
      Our Board of Directors has established three committees: a Compensation Committee, an Audit Committee, and a Nominations and Corporate Governance Committee. Each such committee has three or more members, who serve at the pleasure of the Board of Directors.
      Compensation Committee. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards. Currently, Messrs. Zimmerman, Fribourg and Mefford serve on the Compensation Committee. Mr. Zimmerman is chairman of the committee.
      Audit Committee. The Audit Committee is responsible for reviewing our financial statements, audit reports, internal financial controls and the services performed by our independent public accountants, and for making recommendations with respect to those matters to the Board of Directors. Currently, Messrs. McGill, Patterson and Justice serve on the Audit Committee. The board has determined that Mr. McGill, the current chairman of the committee, and Mr. Patterson qualify as “audit committee financial experts” within the meaning of the regulations of the SEC.
      Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee is responsible for (a) recommending candidates for election to our Board of Directors, (b) overseeing the organization and membership of our Board of Directors, (c) structuring and overseeing the operations of our various Board committees, (d) planning for the succession of our key officers and employees, (e) overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and (f) dealing with all other matters related to corporate governance and the rights and interests of our stockholders, as directed by the Board. Currently, Messrs. Fribourg, Zimmerman and McGill serve on the Nominations and Corporate Governance Committee. Mr. Fribourg is chairman of the committee. Our Board of Directors has determined that each of the members of this committee are “independent directors” within the meaning the Nasdaq Marketplace Rules.
Code of Ethics
      We have adopted a code of professional ethics for all employees and directors of the Company.
Compensation of Directors
      We have agreed to pay each person who is a member of our board of directors $1,000 per meeting, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with the performance of duties as a director. In addition, each director who is not affiliated with ContiGroup receives $20,000 per year in exchange for his or her services. Members of the Audit and Compensation Committees receive an additional $1,000 per meeting. In addition, the Chairman of the Audit Committee receives an additional $5,000 per year. Director and committee compensation is likely to change upon consummation of this offering.
      We have adopted an Equity Incentive Plan that permits options, stock appreciation rights, restricted stock, performance units and performance shares to be granted to our employees, non-employee directors and consultants. As of the date of this prospectus, there have been no grants to our non-employee directors or our affiliates under the Equity Incentive Plan.
Compensation Committee Interlocks and Insider Participation
      During the last completed fiscal year, Messrs. Zimmerman, Fribourg and Mefford served on the Compensation Committee. None of the members of our Compensation Committee is currently or was formerly an officer or employee of us or PSF Group Holdings. There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Securities Exchange Act of 1934, as amended.

Executive Compensation
      The following summary compensation table summarizes compensation information with respect to our Chief Executive Officer and our four other most highly compensated executive officers for our three most recent fiscal years. In this prospectus, these individuals are referred to as our “named executive officers.”
Summary Compensation Table

						Long-Term Compensation

						Number of
		Annual Compensation				Securities	Long-Term	All Other
	Fiscal					Underlying	Incentive	Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)		Options (1)	Payouts ($)	(2)

John M. Meyer	2005	$315,000	$900,000	$—		—	$—	$7,728
Chief Executive Officer	2004	315,000	—	—		—	—	8,000
	2003	315,000	—	—		—	—	9,562
Robert W. Manly	2005	300,000	775,500	—		—	—	8,429
President	2004	300,000	—	—		—	—	8,690
	2003	300,000	—	—		—	—	9,993
Stephen A. Lightstone	2005	260,000	632,385	—		—	—	9,017
Executive Vice President,	2004	260,000	—	—		—	—	9,084
Chief Financial Officer and	2003	260,000	—	—		—	—	10,247
Treasurer
Calvin R. Held	2005	211,538	154,155	—		—	—	6,920
Vice President, Plant Operations	2004	173,461	40,000	—		41,429	—	8,761
	2003	162,115	57,651	—		—	—	8,406
Richard L. Morris(3)	2005	205,308	147,702	—		—	—	8,959
Vice President, Sales &	2004	73,077	100,000	45,448	(4)	82,857	—	1,245
Marketing

(1)	Consists of options to acquire shares of Class B common stock. See “Description of Capital Stock.”
(2)	Consists of employer contributions to the 401(k) plan and premiums for group-term life and accidental death and dismemberment insurance. In fiscal years 2003, 2004 and 2005, Mr. Meyer’s employer contributions to the 401(k) plan were $9,562, $8,000 and $7,728, respectively. For Mr. Manly they were $9,400, $8,000 and $7,739, respectively. For Mr. Lightstone they were $8,969, $8,000 and $7,800, respectively. For Mr. Held they were $8,162, $8,539 and $6,592, respectively. Employer contributions to the 401(k) plan for Mr. Morris for fiscal years 2004 and 2005 were $1,231 and $8,871, respectively. Imputed income on group term life insurance provided by the Company in excess of $50,000 in fiscal years 2003, 2004 and 2005 for Mr. Manly was $593, $690 and $690, respectively. For Mr. Lightstone it was $1,278, $1,084 and $1,217, respectively. For Mr. Held it was $244, $222 and $328, respectively. Imputed income on group term life insurance provided by the Company in excess of $50,000 for Mr. Morris in fiscal years 2004 and 2005 was $14 and $88, respectively.
(3) Mr. Morris joined the Company in November 2003.

(4)	Consists of relocation benefits and car allowance for Mr. Morris in 2004. Relocation benefits paid were $44,414.
Stock Option Grants in Last Fiscal Year
      There were no options granted to our named executive officers in fiscal year 2005.

Year-End Option Values
      None of our named executive officers exercised any options in fiscal year 2005. Set forth below is information relating to the number of options held by our named executive officers as of the end of fiscal year 2005:

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The-Money Options/SARS
	Options at Fiscal Year-End		at Fiscal Year-End($)(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

John M. Meyer	310,715	—	$313,822	$—
Robert W. Manly	248,572	—	251,058	—
Stephen A. Lightstone	227,857	—	230,136	—
Calvin R. Held	82,857	—	83,686	—
Richard L. Morris	27,343	55,515	27,616	56,070

(1)	The fiscal year-end value of unexercised in-the-money options listed above has been calculated based on the initial public offering price of $12.50 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.
Compensation Plans
      In anticipation of this offering, our Compensation Committee and Board of Directors undertook a comprehensive review of our executive compensation program. In May 2005, the general terms of the new executive compensation program and employment agreements with Messrs. Meyer, Manly and Lightstone were approved. Under this program, we intend to terminate the 1999 Equity Incentive Plan and Long-Term Incentive Plan, which will not affect outstanding options or previously accrued amounts, and replace them prior to the closing of this offering with (1) a new equity incentive plan with the intention of making annual grants of stock options and restricted stock to executives at the Vice President level or higher, (2) ownership guidelines for executives who are at the Vice President or higher level and (3) a restricted stock match to the Chief Executive Officer, President, Chief Financial Officer and Vice President, Plant Operations to encourage personal investment and assist in meeting the foregoing ownership guidelines. We are currently finalizing the definitive plan documents for the new plans and have not terminated the existing plans.
New Compensation Plans and Arrangements
Employment Agreements
      We have executed an employment agreement with Mr. Meyer which would be effective prior to the closing of this offering and would have a stated term of 24 months. Mr. Meyer would receive as compensation (1) a base salary of not less than $395,000 per annum, (2) participation in our annual bonus target opportunity with a target annual bonus of not less than 100% of base salary and a maximum annual bonus of 300% of target bonus, and (3) participation in the long-term incentive program with an annual incentive target of not less than 100% of base salary through a combination of stock options and restricted stock (see “2005 Equity Incentive Plan.”) Mr. Meyer will also receive a restricted stock award of $1,000,000 upon the consummation of this offering, granted at the initial public offering price. This award of 80,000 shares will vest 75% if he remains an employee for three years after this offering, 87 1/2% if he remains an employee for four years after this offering and 100% if he remains an employee for five years after this offering and provided he continues to satisfy certain stock ownership requirements. He will also fully vest if he is terminated by the Company without cause or voluntarily terminates with good reason (such as the assignment of duties materially inconsistent with his position, relocation of more than 60 miles, a reduction in annual base salary or the failure of a successor company to assume in writing the Company’s obligations under the employment agreement). Under this employment agreement, it is expected that if Mr. Meyer is terminated without cause or voluntarily terminates with good reason, in addition to accrued unpaid base salary through the date of termination, he would be entitled to receive (1) two times the sum of his base salary plus the target bonus then in effect payable over 24 months, (2) a portion of his target bonus representing the pro rata portion of the year completed prior to termination, (3) all stock options and restricted stock grants made under any long-term incentive and deferred compensation plans in which he participated will become fully vested, and (4) the continuation of medical and certain other benefits for a period of 24 months following termination. The employment agreement imposes certain noncompetition and confidentiality agreements on Mr. Meyer.
      We also have executed employment agreements with Messrs. Manly and Lightstone which would be effective prior to the closing of this offering and have stated terms of 18 months. Messrs. Manly and Lightstone would receive as compensation (1) a base salary of not less than $360,000 and $275,000 per annum, respectively, (2) participation in our annual bonus target opportunity with a target annual bonus of not less than 85% and 75% of base salary, respectively, and a maximum annual bonus of 250% of target bonus, and (3) participation in the long-term incentive program with an annual incentive target of not less than 85% and 75% of base salary, respectively, through a combination of stock options and restricted stock. Each of Messrs. Manly and Lightstone will also receive a restricted stock award of $500,000 upon the consummation of this offering, granted at the initial public offering price. These awards of 40,000 shares to each of Messrs. Manly and Lightstone will vest 70% if he remains an employee for three years after this offering, 85% if he remains an employee for four years after this offering and 100% if he remains an employee for five years after this offering and provided he continues to satisfy certain stock ownership requirements. Each will also fully vest if he is terminated by the Company without cause or voluntarily terminates with good reason. Under these employment agreements, it is expected that if Mr. Manly or Mr. Lightstone is terminated without cause or voluntarily terminates with good reason, in addition to accrued unpaid base salary through the date of termination, he would be entitled to receive (1) one and one-half times the sum of his base salary plus the target bonus then in effect payable over 18 months, (2) a portion of his target bonus representing the pro rata portion of the year completed prior to termination, (3) all stock options and restricted stock grants made under any long-term incentive and deferred compensation plans in which he participated will become fully vested, and (4) the continuation of medical and certain other benefits for a period of 18 months following termination. The employment agreements impose certain noncompetition and confidentiality agreements on Messrs. Manly and Lightstone.

2005 Equity Incentive Plan
      We expect to adopt prior to the closing of this offering a new 2005 Long Term Incentive Plan intended to provide employees and non-employee directors of the company and its subsidiaries with added incentive to remain employed by the company and align such individuals’ interests with those of the company’s stockholders. The material terms of the 2005 Plan are expected to be as follows:
      General. The 2005 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, performance units and share awards and other incentive awards to designated eligible participants.
      Eligibility. Employees and non-employee directors of the company, its subsidiaries and affiliates as may be identified by our compensation committee are eligible to be granted awards under the 2005 Plan. However, incentive stock options may be granted only to employees of the company.
      Plan Administration. The 2005 Plan will be administered by our compensation committee, or such other committee as the board may determine. The compensation committee will have the sole discretion to administer and interpret the 2005 Plan and to determine who shall be granted awards, the size and types of such awards and the terms and conditions of such awards.
      Shares Subject to the 2005 Plan. The aggregate number of shares of common stock of the company reserved and available for issuance under the 2005 Plan is 2,500,000.
      Stock Options. Both incentive stock options and nonqualified stock options may be granted under the 2005 Plan provided that incentive stock options may only be granted to employees of the company or its subsidiaries. The exercise price per share of our common stock subject to each option will be set by the compensation committee but may not be less than the fair market value on the date of grant. Options granted under the 2005 Plan will be exercisable at the times and on the terms established by the compensation committee. The grant and the terms of incentive stock options shall be restricted to the extent required by the Internal Revenue Code.
      If and to the extent permitted in the applicable option agreement or award, the option price must be paid in full in cash or, may be made by (a) the delivery of common stock already owned by the participant having a total fair market value equal to the exercise price, (b) the delivery of cash by a broker-dealer as a “cashless” exercise, provided such method of payment may not be used by our executive officers or a member of the board of directors to the extent such payment method would violate the Sarbanes-Oxley Act of 2002, (c) a withholding by us of common stock subject to the option having a total fair market value equal to the exercise price, or (d) any combination of the foregoing.
      Stock Appreciation Rights. The 2005 Plan permits the grant of two types of stock appreciation rights: freestanding stock appreciation rights, tandem stock appreciation rights, or any combination thereof. A freestanding stock appreciation right is a stock appreciation right that is granted independently of any option. A tandem stock appreciation right is a stock appreciation right that is granted in connection with a related option, the exercise of which requires a forfeiture of the right to purchase a share under the related option (and when a share is purchased under the option, the stock appreciation right is similarly canceled). The compensation committee will have complete discretion to determine the number of stock appreciation rights granted to any participant and the terms and conditions pertaining to such stock appreciation rights.
      Restricted Stock Awards. The 2005 Plan permits the grant of restricted stock awards. Restricted stock may be issued or transferred for consideration or for no consideration, as may be determined by the compensation committee. The compensation committee may establish conditions under which restrictions on shares of restricted stock shall lapse over a period of time. The holder of a restricted stock award may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the restricted shares during the applicable restriction period. The compensation committee may accelerate the time at which any restrictions lapse, or remove any restrictions. During any restriction period and subject to the restrictions established by the compensation committee, the holder of a restricted stock award will have, with respect to the restricted stock, all of the rights of a stockholder in the company including, but not limited to, the right to vote and to receive dividends.
      Performance Units and Performance Share Awards. The 2005 Plan permits the grant of performance units and performance share awards each of which shall represent the right to receive shares of common stock or cash, as provided in the particular award, upon achievement of certain performance goals and may be awarded either alone or in addition to other awards granted under the 2005 Plan. Performance units are denominated in units of value (including dollar value of shares of common stock) and performance shares are denominated in a number of shares of common stock. When performance units or performance shares are granted, the compensation committee will establish performance goals and the period during which the goals will be measured. After the applicable performance period has ended, the compensation committee will determine the extent to which the applicable performance goals have been achieved.
      Change of Control. In the event of a “change of control,” (a) stock options and stock appreciation rights become fully exercisable to the full extent of the original grant, (b) restrictions applicable to restricted stock awards lapse and the restricted stock becomes free of all restrictions and become fully vested and transferable to the full extent of the original grant, and (c) any performance goal or other condition with respect to performance units or performance shares will be deemed satisfied in full and the award fully distributable. Generally, a “change of control” will occur if any of the following events occur:

•	any person, together with such person’s affiliates and associates, becomes the beneficial owner, directly or indirectly, of 30% or more of the combined voting power of our outstanding voting securities other than ContiGroup (and its affiliates), Premium Standard Farms, Inc. (and its affiliates) or as a result of acquiring stock directly from Premium Standard Farms, Inc.;

•	our current members of the board of directors, together with any future members, the nomination of whom was approved by a vote of least two-thirds of the current board members or approved board members or by a majority of such members in the nominating committee (provided it is composed of a majority of such members), constitute less than a majority of the board of directors;

•	a merger or consolidation unless (a) our voting securities prior to the merger or consolidation represent at least a majority of the voting securities of the entity after the merger or consolidation, and (b) no person acquires more than 30% of the voting securities; or

•	the shareholders approve our liquidation or sale of substantially all of our assets.
      Nontransferability of Awards. Awards granted under the 2005 Plan may not be sold, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged or otherwise disposed of, other than by will or by the applicable laws of descent and distribution, or as may otherwise be specifically permitted by the compensation committee.
      Amendment and Termination of the 2005 Plan. Subject to rules applicable to companies listed on the Nasdaq National Market, the board of directors of the company may amend or terminate the 2005 Plan at any time or from time to time, without obtaining the approval of the company’s stockholders. No award may be granted after the tenth anniversary of the effective date of the 2005 Plan.
      Initial Grants and Other Awards. In connection with this offering, and consistent in the case of Messrs. Meyer, Manly and Lightstone with the terms of their contemplated employment agreements with respect to first-year grants, the Company plans to make grants of stock options and restricted stock to a number of executive officers and other senior managers. Each of the options will have an exercise price equal to the initial public offering price, vest 25% per year over the first four anniversaries of grant and have a term of 10 years. Vesting will accelerate upon the employee’s death or disability or upon a change of control. The amounts of these contemplated grants of stock options and restricted stock would be: Mr. Meyer (options for 45,143 shares and awards of 14,044 shares); Mr. Manly (options for 34,971 shares and awards of 10,880 shares); Mr. Lightstone (options for 23,571 shares and awards of 7,333 shares); Mr. Held (options for 10,286 shares and awards of 7,200 shares); Mr. Morris (options for 10,286 shares and awards of 3,200 shares); all executive officers as a group (options for 124,257 shares and awards of 42,657 shares) and our executive officers and senior managers as a group (options for 189,257 shares and awards for 62,880 shares). Our executive officers have also elected to receive additional shares of restricted stock upon the consummation of this offering by converting amounts accrued under the Long-Term Incentive Plan through March 26, 2005, plus a 10% Company match of such amounts, into shares of restricted stock. See “Management — Existing Plans—Long-Term Incentive Plan.”
Existing Plans

1999 Equity Incentive Plan
      We adopted our 1999 Equity Incentive Plan in April 2000. In anticipation of this offering, the board of directors intends to terminate this plan (which will not affect outstanding options) and replace it with the 2005 Equity Incentive Plan. The plan was established to attract, motivate and retain our employees and our affiliates, and to further our growth and financial success and our affiliates by aligning the interests of participants with the interests of our shareholders.
      The plan is administered by a committee of non-employee directors appointed by our Board. The plan provides for awards in the form of stock options, stock appreciation rights, restricted stock, performance units and performance shares, as determined by the committee. All employees and non-employee directors, as well as certain non-employee advisors and consultants, are eligible to receive awards under the plan. A total of 2,175,000 shares of our Class A or Class B common stock may be issued pursuant to the plan. Awards vest upon a change in control of us, as defined in the plan.
      Options granted under the 1999 Equity Incentive Plan may be either incentive stock options or nonqualified stock options, as determined by the committee. No participant can be granted options with respect to more than 435,000 shares in any fiscal year. The terms of any option will be determined by the committee, but no stock option may be exercised later than 10 years after the date of grant. The award agreement may provide that we have the right to repurchase the stock if the grantee terminates employment.
      There are options for 952,859 shares of common stock outstanding, all of which are issued to executive officers. Options for 870,002 shares expire on December 31, 2005. Consequently, it is expected that these options (which have an exercise price of $11.49 per share) will be exercised on or before that date and shares acquired pursuant to these exercises will be sold in an amount at least sufficient to generate cash necessary to fund the payment of federal and state taxes incurred by these officers in connection with these option exercises. The lock-up agreements with the executive officers who hold these options allow sales of shares to be made commencing 145 days after the date of this prospectus to generate funds to cover estimated federal and state tax liabilities in connection with the exercise of these options.
      The Company has determined not to make any future grants under the 1999 Equity Incentive Plan.

Long-Term Incentive Plan
      We have established a long-term incentive plan under which awards may be made. In anticipation of the offering, the board of directors intends to replace this plan (which will not affect previously accrued amounts) with the new long-term incentive plan described above. The plan is a rolling three-year plan based on three years of performance. There currently are two outstanding performance periods: (1) the three-fiscal year period which commenced April 1, 2003 and (2) the three-fiscal year period which commenced April 1, 2004. Those generally eligible for the plan are senior managers with responsibility for leadership and accountability for long-term growth and earnings as determined by the compensation committee. The plan establishes both a formula-based incentive pool and a discretionary awards pool. Incentive pool awards, constituting two-thirds of the plan awards, were determined at the plan’s inception, and discretionary pool awards, constituting one-third of the plan awards, will be determined at the end of each performance period. At the beginning of each three-year period, each participant is assigned a percentage of such participant’s base salary payable during the applicable three-year period. Each participant’s awards under the plan are calculated based upon this assigned percentage of the participant’s salary at the beginning of the plan year. Awards will be payable in cash. Participants will have the option to defer awards into the Deferred Compensation Plan discussed below. The plan is administered by the compensation committee. In connection with a sale (whether by merger, consolidation, sale of assets or otherwise) or an initial public offering by us, special vesting and funding rules may apply. In any such event, the compensation committee would review the circumstances and determine the appropriate course of action to take at that time.

      The following table sets forth information regarding long-term incentive plan awards made during fiscal year 2005 to each of the named executive officers:
Long-Term Incentive Plans—Awards in Last Fiscal Year

			Estimated Future Payouts Under
		Performance or	Non-Stock Price-Based Plans
	Number of Shares,	Other Period
	Units or Other	Until Maturation	Threshold	Target	Maximum
Name	Rights (#)(1)	or Payout(2)	($ or #)(3)	($ or #)(3)	($ or #)(4)

John M. Meyer	75% of salary	March 31, 2007	$59,063	$236,250	N/A
Robert W. Manly	70% of salary	March 31, 2007	52,500	210,000	N/A
Stephen A. Lightstone	60% of salary	March 31, 2007	39,000	156,000	N/A
Calvin R. Held	55% of salary	March 31, 2007	25,438	101,750	N/A
Richard L. Morris	55% of salary	March 31, 2007	27,500	110,000	N/A

(1)	The amount of the pool is determined by our Return On Net Assets (“RONA”). At the minimum threshold RONA, the pool for those eligible is $360,000. At the target RONA, the pool for those eligible is $1,440,000. Two-thirds of the pool is nondiscretionary and up to one-third of the pool is discretionary. The table reflects awards assuming the executive receives the maximum discretionary payment.
(2)	The formula based incentive pool, which is nondiscretionary, vests one-third on March 31, 2005, one-third on March 31, 2006 and one-third on March 31, 2007. There is no vesting schedule associated with the discretionary portion of the incentive pool and payments to participants from this pool are conditioned on the continued employment of the participant with the Company other than termination due to death, disability, normal retirement or transfer to certain affiliates of the Company.
(3)	Calculation based on fiscal year 2005 salary levels.
(4)	There is no maximum amount.
      Upon consummation of this offering, we plan to fix awards under the Long-Term Incentive Plan at the amounts accrued through March 26, 2005 (being $336,656 for Mr. Meyer, $299,250 for Mr. Manly, $222,300 for Mr. Lightstone, $144,994 for Mr. Held, $156,750 for Mr. Morris and up to $2,014,683 for all executive officers as a group). All of our executive officers are being given the opportunity to convert these awards under the Long-Term Incentive Plan into shares of restricted stock upon consummation of this offering, with a Company match of 10% of the amounts accrued by such executive officers under the Long-Term Incentive Plan. Assuming each of our executive officers selects this option, they will receive, in aggregate, 170,473 shares of restricted stock under the 2005 Plan. Each of Messrs. Meyer, Manly, Lightstone, Held and Morris have elected to convert their accrued amounts under the Long-Term Incentive Plan into restricted stock. This conversion will result in the following issuances of restricted stock upon the consummation of this offering: 29,625 shares to Mr. Meyer; 26,334 shares to Mr. Manly; 19,561 shares to Mr. Lightstone; 12,758 shares to Mr. Held; and 13,793 shares to Mr. Morris. Executive officers who do not elect to receive restricted stock will receive the amounts specified above in March 2006 and March 2007.

Deferred Compensation Plan
      The Deferred Compensation Plan for executives was adopted by our Board of Directors in January 2001. Participation in the plan is restricted to a group of executive officers and other management employees. Under this plan, participating executives are allowed to defer payment of compensation awarded as long-term incentive plan compensation until a date elected by the executive in accordance with the plan. The plan generally allows payment in the form of a single lump sum or ten substantially equal annual installments following the date of payment. A.G. Edwards Trust Company acts as trustee for the plan, which is administered by the compensation committee.

401(k) Plan
      We have established a 401(k) plan covering substantially all employees meeting certain minimum service requirements. The plan allows all qualifying employees to contribute up to 60% of employee compensation limited to the tax deferred contribution allowable by the Internal Revenue Code. We match 100% of the employee’s contribution up to 3% of employee compensation and 50% of the employee’s next 2% of employee compensation, for a maximum company match of 4% of employee compensation. Effective January 1, 2000, the 401(k) plan was amended from a three-year cliff-vesting period to a 100% immediate vesting.

Severance Plan
      We have established an Executive Level Severance Pay Plan covering our executive employees, which can be terminated by our Board at any time. The purpose of the plan is to provide eligible employees with base severance pay, supplemental severance pay and supplemental severance benefits for a specified period of time in the event that their employment is involuntarily terminated other than for good reason. Under the plan, those persons serving as Chief Executive Officer, President and Chief Financial Officer are entitled to receive the following benefits upon termination of the employment:

•	Base severance pay equal to two weeks pay;

•	Supplemental severance pay equal to fifty weeks of pay; and

•	Continuation of health benefits coverage for fifty-two weeks following termination.
      Severance pay under the plan is generally payable in a lump sum following the date of termination. Supplemental severance pay and continuation of health benefits, however, are conditioned upon the employee’s execution of a general waiver and release agreement, and supplemental severance pay will be paid only after execution of that agreement.

Special Executive Retirement Plan
      We have adopted a nonqualified, unfunded special executive retirement plan, which was amended and restated as of October 1, 2004. Generally, the plan provides annual retirement benefits to participants following their retirement based on a percentage of their average compensation multiplied by their years of credited service. The 2004 amendment to the plan reduced the applicable benefit percentage for all executive officers to 1.5%, from 4.0% for Messrs. Meyer, Manly and Lightstone and from 2.0% for all other executive officers with respect to service performed after September 30, 2004. The following tables show the approximate annual retirement benefits that participating executive officers are expected to receive under the plan starting at age 62 based on their levels of compensation and their years of credited service both before and after October 1, 2004. To calculate the approximate benefit payable to any executive officer, it is necessary to add the amounts determined under each table.
Special Executive Retirement Plan Tables
4% Applicable Percentage(1)

	Pre-October 1, 2004 Years of Service
Pre-2004 Average
Remuneration	5	10	15	20	25

$125,000	$25,000	$50,000	$75,000	$100,000	$125,000
150,000	30,000	60,000	90,000	120,000	150,000
175,000	35,000	70,000	105,000	140,000	175,000
200,000	40,000	80,000	120,000	160,000	200,000
225,000	45,000	90,000	135,000	180,000	225,000
250,000	50,000	100,000	150,000	200,000	250,000
300,000	60,000	120,000	180,000	240,000	300,000
400,000	80,000	160,000	240,000	320,000	400,000

(1)	An applicable percentage of 2% would result in 1/2 of the amount shown.
1.5% Applicable Percentage

	Post-September 30, 2004 Years of Service
Final Average
Remuneration	5	10	15	20	25

$125,000	$9,375	$18,750	$28,125	$37,500	$46,875
150,000	11,250	22,500	33,750	45,000	56,250
175,000	13,125	26,250	39,375	52,500	65,625
200,000	15,000	30,000	45,000	60,000	75,000
225,000	16,875	33,750	50,625	67,500	84,375
250,000	18,750	37,500	56,250	75,000	93,750
300,000	22,500	45,000	67,500	90,000	112,500
400,000	30,000	60,000	90,000	120,000	150,000
      The benefits shown in the above tables are stated as approximate annual amounts payable in monthly installments as single life annuities starting at age 62, the plan’s normal retirement age. Benefits under the plan can be paid as an annuity or as a lump sum. Pre-Amendment benefits are based on the executive’s average base salary for full calendar years worked during 2001, 2002 and 2003, including amounts deferred to the 401(k) plan or cafeteria plan. Post-Amendment benefits are based on the average of the executive’s final three calendar years’ base salary, including amounts deferred to the 401(k) plan or cafeteria plan. An executive must complete five years of service after January 1, 2000, to be entitled to receive a benefit. Benefits shown above are offset by one-half of the Social Security benefits paid or payable at age 62 attributable to years of service with us and by any retirement benefits paid or payable under any ContiGroup qualified defined benefit pension plan.

      Credited service for benefit determination purposes as of March 26, 2005, is approximated below for each of the named executive officers:

		Accumulated Benefit	Accumulated Benefit
	Pre-Amendment	Percentage Prior to	Percentage After
Name	Years of Service	Amendment	Amendment

John M. Meyer	6.4	25.6%	0.75%
Robert W. Manly	7.9	31.6%	0.75%
Stephen A. Lightstone	6.2	24.8%	0.75%
Calvin R. Held	12.2	24.4%	0.75%
Richard L. Morris	0.9	1.8%	0.75%
Limitations on Liability and Indemnification Matters
      Our certificate of incorporation limits the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments or dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our amended and restated bylaws provide that our directors will be indemnified in connection with any actual or threatened proceedings arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws further provide for the advancement of expenses to these directors in connection with the defense of an action or proceeding. The board of directors has broad authority to cause any officer or employee to be indemnified if he or she is made or threatened to be made a party to an action, suit or proceeding by reason of his or her position with us. Prior to consummation of this offering, we will enter into indemnification agreements with each of our directors and executive officers that will provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Directors’ and Officers’ Insurance
      We currently maintain a directors’ and officers’ liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with ContiGroup
      We have contracted with ContiGroup to provide certain services pursuant to a hog contract grower agreement and a services agreement. The Company also was party to a consulting agreement with ContiGroup, pursuant to which ContiGroup provided consulting services relating to the negotiation of an environmental consent judgment and compliance therewith, various other environmental matters and strategic services. The Company accrued the entire obligation under the consulting agreement in fiscal year 2000 and made its last payment thereunder in December 2003, at which time the agreement terminated. For the fiscal years ended March 26, 2005, March 27, 2004 and March 29, 2003 the total amount of these expenses and other related-party expenses with ContiGroup were approximately $4.9 million, $5.4 million and $5.3 million, respectively. At March 26, 2005, March 27, 2004, and March 29, 2003, we recorded amounts due to ContiGroup for these items of $29,000, $56,000 and $58,000, respectively, included in our consolidated balance sheets.
      The grower agreement relates to approximately 6,200 acres of farms used in our Missouri operations. Under that agreement, ContiGroup owns the real property on which the farms are located. ContiGroup serves as an independent contractor in breeding and growing our hogs to market weight. In exchange, we pay to ContiGroup a fee for labor and services incurred by ContiGroup in performing its obligations under the agreement. In addition, under the grower agreement, we have agreed to indemnify ContiGroup against any and all claims and expenses incurred in connection with the agreement, the performance by ContiGroup of its obligations thereunder or ContiGroup’s ownership of the real property on which the farms are located. During the fiscal years ended March 26, 2005, March 27, 2004 and March 29, 2003, the amount paid for obligations under the grower agreement was approximately $4.0 million, $4.4 million and $4.0 million, respectively. The agreement will generally continue in effect so long as ContiGroup continues to own an equity interest in our Company. Upon termination of the agreement, we have an option to acquire the real property farmland from ContiGroup for $1.00, which option may be assigned to third parties.
      Under the services agreement, ContiGroup provides purchasing assistance, legal services, employee benefits and payroll, including the services of Mr. Gerard Schulte, our General Counsel and Secretary, and other personnel. Mr. Schulte, as well as other personnel, are employees of ContiGroup but provide services to us as well as other affiliates of ContiGroup. Other services from ContiGroup include the assistance of purchasing and risk management staff, environmental consulting and purchasing of certain liability insurance policies. We pay ContiGroup a monthly fee for these services, which amount is negotiated on an annual basis. In addition, we reimburse ContiGroup for a portion of Mr. Schulte’s annual bonus and long-term incentive plan payment. Pursuant to the terms of the services agreement, we and ContiGroup have agreed to indemnify each other against any and all claims and expenses incurred in connection with or arising out of the performance of this agreement. For the fiscal years ended March 26, 2005, March 27, 2004 and March 29, 2003, the amount paid for all services was $0.9 million, $1.0 million and $1.3 million, respectively. In addition to these amounts, we provide Mr. Schulte with an annual allowance of approximately $27,000 for automobile, travel and housing. We believe that the terms of these arrangements are at least as favorable to the Company as those available from third parties.

Lundy Acquisition
      In connection with our acquisition of The Lundy Packing Company on August 25, 2000, we assumed a lease agreement pursuant to which we lease farm land and hog production buildings from Goshen Ridge Farms, LLC, a company owned by Annabelle Lundy Fetterman, who served as one of our directors until she resigned in September 2003, and members of her family, under a capital lease agreement. The capital lease obligation as of March 26, 2005, March 27, 2004 and March 29, 2003 was $1.4 million, $1.7 million and $2.0 million, respectively. We believe that the terms of this arrangement is at least as favorable to the Company as those available from third parties.

Directed Share Program
      It is expected that at our request, the underwriters will reserve for sale, at the initial public offering price, up to 250,000 shares of common stock to our directors, officers and employees. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Relationship with Morgan Stanley
      Prior to this offering, affiliates of Morgan Stanley & Co. Incorporated held 3,445,798 shares of our common stock and warrants to purchase 1,090,223 shares of our common stock, which collectively represented approximately 14.0% of our common stock on a fully diluted basis. These affiliates are selling 2,208,686 shares of our common stock (3,360,355 shares if the over-allotment is exercised in full) in this offering. In addition, Michael A. Petrick, a Managing Director of Morgan Stanley & Co. Incorporated, has served as one of our directors since May 1998. Mr. Petrick will resign as a director of our Company upon the closing of this offering. Morgan Stanley & Co. Incorporated is serving as one of the managing underwriters of this offering, served as the dealer manager and solicitation agent in the Tender Offer and has provided other investment banking services to us from time to time for which it has received customary compensation.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of May 2, 2005, and as adjusted to reflect the sale of common stock in this offering, in each case giving effect to the conversion of our existing classes of common stock into a single class to be effected in connection with this offering, the 145-for-1 stock split in the form of a stock dividend and the contemplated issuance of shares pursuant to restricted stock awards concurrently with this offering. The table sets forth information with respect to:

•	each shareholder known by us to own beneficially more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person currently known to us to be a contemplated selling shareholder.
      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated in the footnotes to the table below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 31,328,750 shares of common stock, which includes 30,928,593 shares outstanding as of March 26, 2005, plus 400,157 shares subject to restricted stock awards to be made concurrently with this offering.
      In computing the percent of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days. We did not deem these shares outstanding for purposes of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our shareholders may differ.
      Each of our directors and executive officers have the right to purchase shares of common stock in the directed share program described under “Underwriters” and there is no limit on the number of shares that those persons may purchase in this offering. The following table does not include shares of common stock that may be purchased under the directed share program in connection with this offering. Consequently, the information in the following table may vary from what is presented in this prospectus. We currently expect that none of our directors and executive officers will individually purchase more than 5,000 shares of common stock under the directed share program. See “Certain Relationships and Related Transactions.”

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering
			Number of
		Percent of	Shares Being		Percent of
	Number of	Shares	Sold in this	Number of	Shares
Name of Beneficial Owner(1)	Shares	Outstanding	Offering	Shares	Outstanding

Principal Shareholders:
ContiGroup Companies, Inc.(2)	16,428,592	52.4%	0	16,428,592	52.4%
Putnam Affiliates(3)	5,469,120	17.5	5,469,120	0	0
Morgan Stanley(4)(15)	4,536,021	14.0	2,208,686	2,327,335	7.2
Oaktree Capital Management, LLC(5)(17)	2,345,154	7.5	955,986	1,389,168	4.4
Prudential Funds(6)	1,452,414	4.6	592,067	860,347	2.8
Metalmark Capital LLC(7)	1,424,827	4.4	74,123	1,350,704	4.2
Continental Assurance Company Pension Investment Fund(8)	1,076,258	3.4	438,729	637,529	2.0
Directors and Executive Officers:
Paul J. Fribourg(2)(9)	16,428,592	52.4	0	16,428,592	52.4
John M. Meyer(10)	434,383	1.4	0	434,383	1.4
Robert W. Manly(11)	325,786	1.0	0	325,786	1.0
Stephen A. Lightstone(12)	294,751	*	0	294,751	*
Calvin R. Held(13)	106,815	*	0	106,815	*
Richard L. Morris(14)	44,335	*	0	44,335	*
Michael J. Zimmerman(9)	0	0	0	0	0
Vart K. Adjemian	0	0	0	0	0
Ronald E. Justice	0	0	0	0	0
Maurice L. McGill	0	0	0	0	0
Dean A. Mefford	0	0	0	0	0
William R. Patterson	0	0	0	0	0
Michael A. Petrick(15)	0	0	0	0	0
All directors and executive officers as a group (15 persons)	17,634,662	56.3	0	17,634,662	56.3
Other Selling Shareholders(16):

General Motors Trust Bank, National Association, as trustee for GMAM Investment Funds Trust (17)(18)	242,110	*	98,695	143,415	*
Antonino Triscari	8,650	*	788	7,862	*
David Barkin	7,452	*	678	6,774	*
James Rice, M.D., A Medical Corporation Defined Benefit Pension Plan	6,359	*	579	5,780	*
Robert A. Morrow	5,088	*	463	4,625	*
W. David Bauer, Deceased Virginia Bauer, Executor	2,591	*	331	2,260	*
Ronald T. McCleave and Erika McCleave, Co-Trustees of McCleave Family Trust	2,544	*	325	2,219	*
Ellen W. Joffe	1,695	*	216	1,479	*

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering
			Number of
		Percent of	Shares Being		Percent of
	Number of	Shares	Sold in this	Number of	Shares
Name of Beneficial Owner(1)	Shares	Outstanding	Offering	Shares	Outstanding

Ronald T. McCleave, DDS, Inc. Profit Sharing Plan Trust	1,296	*	165	1,131	*
Charles M. K. Simonds	1,294	*	165	1,129	*
Louise Kepley	847	*	108	739	*
Craig C. Hoagland	805	*	102	703	*
William G. Clark	622	*	79	543	*
David Barkin, as custodian for Benjamin Barkin-Wilkins	434	*	55	379	*
REK, LLC	433	*	433	0	0
The Lucy Ruth Patterson Irrevocable Trust	216	*	216	0	0
Marsha Webster	194	*	194	0	0
Pressley McCoy	168	*	21	147	*
David P. Wallace	82	*	82	0	0
Laurence R. Hoagland, Jr.	54	*	54	0	0

*	Signifies less than 1%.

(1)	Unless otherwise indicated, the business address of the persons named in the above table is care of Premium Standard Farms, Inc., 805 Pennsylvania Avenue, Suite 200, Kansas City, Missouri 64105.

(2)	The address of ContiGroup Companies, Inc. is 277 Park Avenue, New York, New York 10172. The shares listed in the table above are shares owned directly by ContiGroup. Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of common stock owned directly by ContiGroup by virtue of being the Chairman, Chief Executive Officer and President of ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively own or control a majority interest in ContiGroup. Mr. Fribourg disclaims beneficial ownership with respect to all shares except to the extent of his pecuniary interest.

(3)	Consists of common stock beneficially owned by the following Putnam affiliates: (a) Putnam High Yield Fixed Income Fund, LLC (19,856); (b) Marsh & McLennan Companies, Inc. U.S. Retirement Plan – High Yield (35,670); (c) Putnam Asset Allocation Funds –Conservative Portfolio (6,069); (d) Putnam Asset Allocation Funds – Growth Portfolio (23,475); (e) Putnam Equity Income Fund (1,596); (f) Putnam High Income Bond Fund (80,409); (g) Putnam High Yield Trust (1,726,381); (h) Putnam Managed High Yield Trust (83,489); (i) Putnam Master Intermediate Income Trust (103,722); (j) Putnam Premier Income Trust (508,419); (k) Putnam Variable Trust – Putnam VT Diversified Income Fund (76,574); (l) Putnam Variable Trust – Putnam VT High Yield Fund (228,886); (m) The George Putnam Fund of Boston (47,905); and (n) Neon Capital Limited, an affiliated entity of the Putnam High Yield Advantage Fund (1,025,419), Putnam Global Income Trust (16,424), Putnam Diversified Income Trust (1,420,953), and Putnam Income Fund (63,873). The Putnam Investments’ mailing address is One Post Office Square, Boston, MA 02109.

(4)	Consists of 3,445,798 shares of common stock and 1,090,223 shares of common stock issuable upon exercise of presently exercisable warrants. The shares of common stock are held of record by the following entities: Morgan Stanley (3,171,991); Morgan Stanley & Co. Incorporated (112,915); The Morgan Stanley Leveraged Equity Fund II, L.P. (154,385); and Morgan Stanley Capital Investors, L.P. (6,507). The warrants are held of record by the following entities: The Morgan Stanley Leveraged
(footnotes continued on following page)

Equity Fund II, L.P. (1,046,175) and Morgan Stanley Capital Investors, L.P. (44,048). Morgan Stanley, as the ultimate parent holding company to the other entities listed above, may be deemed to be the beneficial owner of the shares and warrants held by these entities. For purposes of reporting beneficial ownership under Sections 13(d) and (g) and 16(b) of the Securities Exchange Act of 1934, as amended, Morgan Stanley will disaggregate shares and warrants held by it and Morgan Stanley & Co. Incorporated from the shares and warrants held by the other entities listed above. Morgan Stanley expressly disclaims beneficial ownership with respect to the shares held by the entities listed above other than Morgan Stanley & Co. Incorporated except to the extent of its pecuniary interest therein. The above table assumes that the other entities listed above will not sell in this offering any of the 1,090,234 shares of common stock issuable upon the exercise of presently exercisable warrants. The mailing address of Morgan Stanley, Morgan Stanley & Co. Incorporated and the other entities listed above is 1585 Broadway, New York, NY 10036.

(5)	Consists of shares held for the benefit of OCM Opportunities Fund, L.P. (1,625,576), OCM Opportunities Fund II, L.P. (645,332), Columbia/ HCA Master Retirement Trust (Account I) (67,729) and Columbia/ HCA Master Retirement Trust (Account II) (6,517). Oaktree Capital Management, LLC is the general partner or investment manager of the funds and accounts referenced in the preceding sentence. As general partner or investment manager, Oaktree Capital Management, LLC may be deemed the beneficial owner of these shares of common stock; however, Oaktree Capital Management, LLC expressly disclaims beneficial ownership of these shares of common stock, except to the extent of any pecuniary interest. Excludes shares held for the benefit of the GMAM Investment Funds Trust. The address of Oaktree Capital Management, LLC is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(6)	Consists of shares of common stock held of record by Gimlet & Co. (1,379,989), Deerway & Co. (40,489) and IFTCO (31,936), as custodian for various Prudential Funds. Prudential Investment Management, Inc. (“PIM”) is the investment advisor of the Prudential Funds. PIM may be deemed the beneficial owner of these shares of common stock; however PIM disclaims beneficial ownership of these shares of common stock. The address for the custodian of the Prudential Funds is c/o State Street Bank & Trust, 1 Heritage Drive, Quincy, MA 02171.

(7)	Consists of 183,389 shares of common stock and 1,241,438 shares of common stock issuable upon the exercise of presently exercisable warrants held by the following entities: Morgan Stanley Capital Partners III, L.P. (162,790 shares and rights to acquire 1,101,992 shares with warrants) and MSCP III 892 Investors, L.P. (20,599 shares and rights to acquire 139,446 shares with warrants). Metalmark Capital LLC, an entity not affiliated with Morgan Stanley, has sole voting and dispositive power with respect to such shares pursuant to a subadvisory agreement with certain affiliates of Morgan Stanley. Certain affiliates of Morgan Stanley have a pecuniary interest in certain of the shares held by such partnerships. The above table assumes that Metalmark will not sell in this offering any of the 1,241,438 shares of common stock issuable upon the exercise of presently exercisable warrants. Metalmark Capital LLC’s address is 1177 Avenue of the Americas, New York, NY 10036.

(8)	Continental Assurance Company Pension Investment Fund’s address is CNA Plaza, 235, Chicago, IL 60685.

(9)	The business address for this director is care of ContiGroup Companies, Inc., 277 Park Avenue, New York, New York 10172.

(10)	Consists of 310,714 shares of common stock issuable pursuant to options exercisable within 60 days and 123,669 shares to be issued pursuant to restricted stock awards concurrently with this offering.

(11)	Consists of 248,572 shares of common stock issuable pursuant to options exercisable within 60 days and 77,214 shares to be issued pursuant to restricted stock awards concurrently with this offering.

(12)	Consists of 227,857 shares of common stock issuable pursuant to options exercisable within 60 days and 66,894 shares to be issued pursuant to restricted stock awards concurrently with this offering.
(footnotes continued on following page)

(13)	Consists of 82,857 shares of common stock issuable pursuant to options exercisable within 60 days and 23,958 shares to be issued pursuant to restricted stock awards concurrently with this offering.

(14)	Consists of 27,342 shares of common stock issuable pursuant to options exercisable within 60 days and 16,993 shares to be issued pursuant to restricted stock awards concurrently with this offering.

(15)	Each of Morgan Stanley and Michael A. Petrick are affiliates of Morgan Stanley & Co. Incorporated, which is one of the managing underwriters in this offering and served as the dealer manager and solicitation agent in the Tender Offer. Mr. Petrick does not exercise voting or dispositive power over the shares held by Morgan Stanley or the other entities affiliated with Morgan Stanley named in footnote 4 above.

(16)	Consists of shares of common stock and shares of common stock issuable upon exercise of presently exercisable warrants for certain shareholders, as follows: Antonio Triscari, 1,105 and 7,545, respectively; David Barkin, 952 and 6,500, respectively; James Rice, M.D., A Medical Corporation Defined Benefit Pension Plan, 812 and 5,547, respectively; Robert A. Morrow, 650 and 4,438, respectively; W. David Bauer, Deceased Virginia Bauer, Executor, 331 and 2,260, respectively; Ronald T. McCleave and Erika McCleave, Co-Trustees of McCleave Family Trust, 325 and 2,219, respectively; Ellen W. Joffe, 216 and 1,479, respectively; Ronald T. McCleave, DDS, Inc. Profit Sharing Plan Trust, 165 and 1,131, respectively; Charles M. K. Simonds, 165 and 1,129, respectively; Louise Kepley, 108 and 739, respectively; Craig C. Hoagland, 102 and 703, respectively; William G. Clark, 79 and 543, respectively; David Barkin, as custodian for Benjamin Barkin-Wilkins, 55 and 379, respectively; and Pressley McCoy, 21 and 147, respectively. The above table assumes that none of these shareholders will sell in this offering any shares of common stock issuable upon the exercise of presently exercisable warrants.

(17)	The trust is a pension trust formed pursuant to the laws of the State of New York for the benefit of certain employee benefit plans of General Motors Corporation, its subsidiaries and unrelated employers. Because of the trustee’s limited role, beneficial ownership of the shares by the trustee is disclaimed. The address of General Motors Trust Bank, National Association, as trustee for GMAM Investment Funds Trust is 767 Fifth Avenue, New York, NY 10153.

(18)	Oaktree Capital Management, LLC is the duly appointed investment manager of these shares of common stock held for the benefit of the GMAM Investment Funds Trust and as such may be deemed to beneficially own these shares. Oaktree Capital Management, LLC expressly disclaims beneficial ownership to such shares attributable to the GMAM Investment Funds Trust.
      For information concerning securities authorized for issuance under our equity compensation plans, see “Management—Compensation Plans.”

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock currently consists of 50,000,000 shares of Class A common stock, par value $0.01 per share, 50,000,000 shares of Class B common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 26, 2005, after giving effect to our 145-for-1 stock split in the form of a stock dividend, we had 14,500,000 shares of Class A common stock and 16,428,593 shares of Class B common stock issued and outstanding. In connection with this offering, we intend to convert our existing two classes of common stock into a single class. After completion of this offering, 31,328,750 shares of our common stock and no shares of our preferred stock will be issued and outstanding. The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and restated bylaws is a summary. The description below is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and restated bylaws, which have been filed as exhibits to the registration statement, which includes this prospectus.
Common Stock
      The issued and outstanding shares of our common stock are, including the shares of our common stock being offered by the selling shareholders in this offering, validly issued, fully paid, and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if and when declared by our board of directors. See “Dividend Policy.” Our common stock is neither redeemable nor convertible. Upon liquidation, dissolution, or winding up of the Company, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our restated bylaws do not allow for cumulative voting in the election of directors.
      As of March 26, 2005, we had approximately 140 holders of record of our common stock.
Preferred Stock
      Our amended and restated certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by our board of directors.
      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Options, Warrants and Restricted Stock Awards
      After completion of this offering, 1,142,116 shares of our common stock will be issuable upon exercise of outstanding options, of which 897,344 are currently exercisable, 400,157 shares will be subject to outstanding restricted stock awards and an additional 1,910,586 shares of our common stock will be reserved for issuance under the 2005 Equity Incentive Plan. See “Management—Compensation Plans—New Compensation Plans and Arrangements—2005 Equity Incentive Plan” and “Management—Compensation Plans—Existing Plans—1999 Equity Incentive Plan.”
      As of March 26, 2005, we had warrants outstanding for 2,969,878 shares of common stock, exercisable at $15.21 per share until September 7, 2006.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws
      Effect of Delaware Anti-takeover Statute. Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      In general, Section 203 of the Delaware General Corporation Law defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

•	any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such entities or persons.
      The provisions of Section 203 of the Delaware General Corporation Law described above could have the following effects, among others:

•	delaying, deferring or preventing a change in our control;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our shareholders; and

•	limiting any opportunity of our shareholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.
      This could be the case even if a majority of our shareholders might benefit from a change of control or offer.
      Amended and Restated Certificate of Incorporation and Restated Bylaw Provisions. Upon the completion of this offering, our amended and restated certificate of incorporation and restated bylaws will include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are summarized in the following paragraphs.
      Classified Board of Directors. Our amended and restated certificate of incorporation and restated bylaws will provide for our board to be divided into three classes of directors serving staggered, three-year terms, with one-third of the board of directors being elected each year. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board of directors. Our classified board, together with certain other provisions of our amended and restated certificate of incorporation and restated bylaws authorizing the board of directors to fill vacant directorships, may prevent or delay shareholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by that removal with their own nominees.
      Removal of Directors by the Shareholders. Our amended and restated certificate of incorporation and restated bylaws provide that the shareholders may remove directors only for cause. We believe that the removal of directors by the shareholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.
      Special Meetings of Shareholders. Our restated bylaws will provide that special meetings of our shareholders may be called only by our Chairman of the Board of Directors, Chief Executive Officer or board of directors.
      No Shareholder Action by Written Consent. Our amended and restated certificate of incorporation and restated bylaws will preclude shareholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.
      Notice Procedures. Our restated bylaws will establish advance notice procedures with regard to all shareholder proposals to be brought before meetings of our shareholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or restated bylaws. These procedures provide that notice of such shareholder proposals must be timely given in writing to our Secretary prior to the meeting. In general, notice of a shareholder proposal or a director nomination for an annual meeting of shareholders must be delivered to us at our executive offices not less than 120 days prior to the date of the meeting. The shareholder’s notice also must contain specified information and conform to certain requirements, as set forth in our restated bylaws. If the presiding officer at any meeting of shareholders determines that a shareholder proposal or director nomination was not made in accordance with the restated bylaws, we may disregard the proposal or nomination. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company, even if the conduct of the solicitation or attempt might be beneficial to us and our shareholders.
      Other Anti-Takeover Provisions. See “Management— Compensation Plans” for a discussion of certain provisions of our benefits plans which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.
Foreign Ownership Restriction
      Missouri law prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. No person whose ownership of common stock would cause us to become a “Foreign Business” under this law may acquire or own, beneficially or of record, any common stock. In this regard, our certificate of incorporation provides that no person who is an “Alien” or “Foreign Business” under this law may directly or indirectly acquire or own in the aggregate more than 10% of the outstanding shares of our common stock without our prior written approval. Any person who acquires shares in violation of these restrictions is required, after notice from us, to dispose of the number of shares required for us not to be deemed a “Foreign Business.” If the shareholder does not comply within the required time period (i.e., 30 days or such shorter period as is specified in the notice) we will not be required or permitted to pay any distribution on the shares that should have been disposed of and the shareholder may not vote or otherwise participate in the management of the Company with respect to any common stock owned by it. In addition, we will have the right to redeem any shares of common stock that should have been so disposed of at fair market value, measured by the average closing sale price of the shares on a national securities exchange or the NASDAQ National Market over a period of 20 trading days or, if the shares are not so traded, as valued by our board of directors in good faith. For purposes of this provision and the related statute, (i) an “Alien” is a person who is not a citizen of the United States and is not a resident of the United States or a United States territory trusteeship or protectorate and (ii) a “Foreign Business” is a business entity, whether or note incorporated, including but not limited to, corporation, partnerships, limited partnerships and associations in which a controlling interest is owned by aliens. In determining ownership of a Foreign Business, legal fictions, such as corporate form or trust, are disregarded.
Listing
      Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “PORK.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock will be UMB Bank, N.A. UMB Bank’s address is 928 Grand Boulevard, Fifth Floor, Kansas City, Missouri 64106.

SHARES ELIGIBLE FOR FUTURE SALE
Sale of Restricted Shares
      Following this offering, we will have 31,328,750 shares of common stock outstanding. All the shares we sell in this offering, including shares sold in the over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.
      The remaining 21,486,290 shares of common stock outstanding following this offering will be “restricted securities” as the term is defined under Rule 144 (and 20,010,379 shares if the underwriters exercise their over-allotment option in full). We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption under Rule 144 or Rule 701 under the Securities Act, as summarized below.
      Taking into account the lock-up agreements described below, and assuming Morgan Stanley & Co. Incorporated does not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	on the date of this prospectus, 9,842,460 shares sold in this offering will be immediately available for sale in the public market (and 1,475,911 additional shares if the underwriters exercise their over-allotment option in full) unless held or acquired by affiliates;

•	on the date of this prospectus, 5,057,698 shares will be freely transferable under Rule 144(k) (and 3,581,787 shares if the underwriters exercise their over-allotment option in full);

•	180 days after the date of this prospectus, as such period may be extended as described below, 6,744,268 shares will be eligible for sale (and 5,268,357 shares if the underwriters exercise their over-allotment option in full); and

•	270 days after the date of this prospectus, as such period may be extended as described below, 16,428,592 shares will be eligible for sale subject to volume, manner of sale and other limitations under Rule 144.
Rule 144
      In general, under Rule 144, a person (or persons whose shares are required to be outstanding) who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 313,288 shares immediately after this offering; or

•	the average weekly trading volume in the common stock on the NASDAQ during the four calendar weeks preceding the sale.
      Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current information about us.
      Our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell any shares of common stock they may own or acquire which are not restricted securities.
Rule 144(k)
      Under Rule 144(k), a person who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been beneficially owned for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.
Rule 701
      Shares issuable upon exercise of options we granted prior to the date of this prospectus are available for sale in the public market pursuant to Rule 701 under the Securities Act, subject to certain Rule 144 limitations and, in the case of some holders, to the lock-up agreements. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.
Lock-Up Agreements
      We have agreed with the underwriters that we will not, without the prior written consent of Morgan Stanley & Co. Incorporated, one of the managing underwriters in this offering, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plans, and issue shares of common stock upon the exercise of outstanding options and warrants.
      Our officers and directors and the holders of approximately 30.6 million shares of our common stock before giving effect to their sale of shares in the offering have agreed, subject to certain exceptions, that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our common stock, or publicly announce an intention to effect any of these transactions, for a period of 270 days after the date of this prospectus (in the case of the agreement of ContiGroup, which relates to 16,428,592 shares) and 180 days after the date of this prospectus for the remaining agreements without the prior written consent of Morgan Stanley & Co. Incorporated, except that nothing will prevent any of them from exercising outstanding options or warrants, and each of the executive officers holding currently exercisable options will be allowed to sell, after 145 days after the date of this prospectus, shares of common stock acquired through exercise of stock options in an amount sufficient to fund expected federal and state tax liabilities resulting from option exercises. See “Underwriters.”
      In the event that we announce during the 180-day period or the 270-day period that we will issue an earnings release during the 16-day period beginning on the last day of such period or we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of such period, the restrictions imposed on us, our officers, directors, and some of our other shareholders will continue to apply for 18 days after such earnings release is issued or such material news or material event occurs.
Registration Rights Agreement
      The shareholders and warrantholders of the Company prior to this offering are parties to a registration rights agreement. Subject to limited exceptions, the holders of at least twenty percent 20% of the common stock outstanding as of May 6, 2005 or issuable pursuant to warrants outstanding as of May 6, 2005 held by parties to the registration rights agreement (the “Registrable Securities”), may request registration under the Securities Act, provided that any such request includes at least 25% of the Registrable Securities held by such requesting holders or includes an aggregate offering price of at least $25,000,000. This agreement obligates us to engage in two demand registrations in any fiscal year or five demand registrations in the aggregate. We must use all commercially reasonable efforts to cause the demand registration to become effective and must pay all reasonable and customary registration expenses. The registration rights agreement also grants the holders piggy-back rights on any proposed registration by the Company pursuant to the Securities Act (other than pursuant to a demand registration or registration on Form S-4 or Form S-8). We bear the reasonable and customary expense of any piggy-back offering.
Equity Incentive Plans
      We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register the sale of approximately 3,450,000 shares of common stock issuable upon exercise of options or vesting of other awards granted under our stock incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. Shares issued under our stock incentive plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and subject to lock-up agreements similar to those described above which we have entered into with holders of substantially all options.

UNDERWRITERS
      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Piper Jaffray & Co. are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	5,765,713
Credit Suisse First Boston LLC	1,616,132
J.P. Morgan Securities Inc.	1,476,369
Piper Jaffray & Co.	984,246

Total	9,842,460

      The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.569 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      The selling shareholders have each granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,475,911 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $141,479,637.50, the total underwriters’ discounts and commissions would be $9,903,574.62, and the total proceeds to the selling shareholders would be $131,576,062.88.
      The following table summarizes the estimated expenses we will pay and the compensation the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Expenses payable by us	$0.15	$0.13	$1,481,701	$1,481,701
Underwriting discounts and commissions paid by the selling shareholders	$0.875	$0.875	$8,612,152.50	$9,903,574.62
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

      Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “PORK.”
      Each of us, our directors, executive officers and certain of our other shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 180 days after the date of this prospectus and 270 days after the date of this prospectus in the case of the agreement of ContiGroup:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise; provided, that each of our executive officers will be allowed to sell, after 145 days after the date of this prospectus, shares of common stock acquired through exercise of currently outstanding stock options in an amount sufficient to fund expected federal and state tax liabilities resulting from option exercises. The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions; or

•	transfers of shares of common stock or other securities convertible into or exercisable or exchangeable for common stock to affiliates of such person, provided that the transferee signs and delivers to Morgan Stanley & Co. Incorporated a similar lock-up agreement.
      The 180-day and 270-day restricted periods described above are subject to extension such that, in the event that either (a) during the last 17 days of such restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of such restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      The Company, the selling shareholders and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.
      Morgan Stanley & Co. Incorporated may be deemed to be an “affiliate” of us, as defined by Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. This offering therefore is being conducted in accordance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by the “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse First Boston LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston LLC. The Company has agreed to indemnify Credit Suisse First Boston LLC for acting as a qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.

Relationships with Underwriters
      Prior to this offering, affiliates of Morgan Stanley & Co. Incorporated held 3,445,798 shares of our common stock and warrants to purchase 1,090,223 shares of our common stock, which collectively represented approximately 14.0% of our common stock on a fully diluted basis. These affiliates are selling 2,208,686 shares of our common stock (3,360,355 shares if the over-allotment is exercised in full) in this offering. In addition, Michael A. Petrick, a Managing Director of Morgan Stanley & Co. Incorporated, has served as one of our directors since May 1998. Mr. Petrick will resign as a director of our Company upon the closing of this offering. Morgan Stanley & Co. Incorporated is serving as one of the managing underwriters of this offering, served as the dealer manager and solicitation agent in the Tender Offer and has provided other investment banking services to us from time to time for which it has received customary compensation.

Directed Share Program
      It is expected that at our request, the underwriters will reserve for sale, at the initial public offering price, up to 250,000 shares of common stock to our directors, officers and employees. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering
      Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price has been determined by negotiations between us, the selling shareholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were future prospects of our Company and our industry in general, sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

VALIDITY
      The validity of the common stock offered hereby will be passed upon for us by Gerard J. Schulte, our General Counsel and Secretary, and Sidley Austin Brown & Wood LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, Chicago, Illinois.
EXPERTS
      The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement, or other document are not necessarily complete. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.
      We file annual and quarterly reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to the public from commercial document retrieval services and at the SEC’s web site (http://www.sec.gov).

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Premium Standard Farms, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Premium Standard Farms, Inc. and Subsidiaries
Kansas City, Missouri
      We have audited the accompanying consolidated balance sheets of Premium Standard Farms, Inc. and Subsidiaries (the “Company”) as of March 26, 2005 and March 27, 2004 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three fiscal years in the period ended March 26, 2005. Our audits also included the financial statement schedule listed in the Index at Item 16b. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 26, 2005 and March 27, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 26, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
Deloitte & Touche LLP
Kansas City, Missouri
May 10, 2005

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 27,	March 26,
	2004	2005

	(In thousands, except
	share and per share
	information)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$10,054
Accounts receivable, less allowance of $676 and $832 in 2004 and 2005, respectively	28,456	33,871
Inventories	167,819	165,363
Deferred income taxes	16,030	8,116
Prepaid expenses and other	3,874	5,270

Total current assets	216,179	222,674
PROPERTY, PLANT, EQUIPMENT AND BREEDING STOCK:
Land and improvements	100,754	101,469
Buildings	295,402	296,569
Machinery and equipment	278,860	284,554
Breeding stock	38,322	39,570
Construction in progress	2,173	12,193

	715,511	734,355
Less- Accumulated depreciation	260,699	307,979

Total property, plant, equipment and breeding stock	454,812	426,376
GOODWILL	75,998	75,998
OTHER LONG-TERM ASSETS:
Deferred financing costs, net	4,201	4,542
Other	7,642	7,376

Total other long-term assets	11,843	11,918

Total assets	$758,832	$736,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Checks issued against future deposits	$5,115	$—
Accounts payable	6,332	6,133
Accrued expenses	33,168	49,913
Due to related party	56	29
Income tax payable	37	975
Accrued interest	5,888	4,861
Current maturities of long-term debt and capital leases	833	801

Total current liabilities	51,429	62,712
LONG-TERM LIABILITIES:
Long-term debt and capital leases, less current maturities	285,069	175,287
Other long-term liabilities	6,509	8,151
Deferred income taxes	75,813	83,092

Total long-term liabilities	367,391	266,530

Total liabilities	418,820	329,242
SHAREHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares outstanding	—	—
Class A common stock, $.01 par value; 50,000,000 shares authorized, 14,500,000 shares issued	145	145
Class B common stock, $.01 par value; 50,000,000 shares authorized, 16,428,593 shares issued	164	164
Additional paid-in capital	373,401	373,401
Accumulated other comprehensive loss, net of tax	(54)	—
Retained earnings (deficit)	(33,644)	34,014

Total shareholders’ equity	340,012	407,724

Total liabilities and shareholders’ equity	$758,832	$736,966

The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended

	March, 29,	March, 27,	March, 26,
	2003	2004	2005

	(In thousands, except share and
	per share information)
NET SALES	$608,414	$730,737	$927,571
COST OF GOODS SOLD	631,870	696,751	774,512

Gross profit	(23,456)	33,986	153,059
OPERATING EXPENSES:
Selling, general and administrative expenses	18,267	17,397	26,068
Other income, net	(2,293)	(597)	(826)

Total operating expenses	15,974	16,800	25,242

Operating income (loss)	(39,430)	17,186	127,817
OTHER (EXPENSE) INCOME:
Interest expense	(24,000)	(24,822)	(20,314)
Interest income	255	122	159

Other expense, net	(23,745)	(24,700)	(20,155)

Income (loss) before income taxes	(63,175)	(7,514)	107,662
INCOME TAX (EXPENSE) BENEFIT
Current tax provision	5,411	(212)	(24,845)
Deferred tax provision	19,164	3,135	(15,159)

Income tax (expense) benefit	24,575	2,923	(40,004)

NET INCOME (LOSS)	$(38,600)	$(4,591)	$67,658

Unrealized gain (loss) on interest rate swap, net of tax	(692)	293	54

COMPREHENSIVE INCOME (LOSS)	$(39,292)	$(4,298)	$67,712

Earnings (loss) per share:
Basic	$(1.25)	$(0.15)	$2.19
Diluted	$(1.25)	$(0.15)	$2.18
Weighted average number of common shares outstanding:
Basic	30,928,593	30,928,593	30,928,593
Diluted	30,928,593	30,928,593	31,015,665
The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Accumulated
		Additional	Other	Retained
	Common	Paid-In	Comprehensive	Earnings
	Stock	Capital	Income (Loss)	(Deficit)	Total

	(In thousands, except share information)
BALANCE, March 30, 2002	$309	$373,366	$345	$9,547	$383,567
Net loss	—	—	—	(38,600)	(38,600)
Unrealized loss on interest rate swap	—	—	(692)	—	(692)
Other	—	20	—	—	20

BALANCE, March 29, 2003	$309	$373,386	$(347)	$(29,053)	$344,295
Net loss	—	—	—	(4,591)	(4,591)
Unrealized gain on interest rate swap	—	—	293	—	293
Other	—	15	—	—	15

BALANCE, March 27, 2004	$309	$373,401	$(54)	$(33,644)	$340,012
Net income	—	—	—	67,658	67,658
Unrealized gain on interest rate swap	—	—	54	—	54

BALANCE, March 26, 2005	$309	$373,401	$—	$34,014	$407,724

The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	March 29,	March 27,	March 26,
	2003	2004	2005

	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(38,600)	$(4,591)	$67,658
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—
Depreciation and amortization	61,508	61,306	60,645
Amortization of deferred financing costs	1,546	1,752	1,042
Deferred income taxes	(19,164)	(2,948)	15,194
Net (gain) loss on sale of property, plant, equipment and breeding stock	1,298	(4,651)	(8,640)
Changes in operating assets and liabilities, net-Accounts receivable	(575)	(6,548)	(5,415)
Inventories	(17,237)	(9,417)	2,455
Prepaid expenses and other assets	(1,647)	3,320	(1,077)
Accounts payable, accrued expenses and other liabilities	(4,509)	3,448	18,072

Net cash provided by (used in) operating activities	(17,380)	41,671	149,934

INVESTING ACTIVITIES:
Investment in joint venture	(2,184)	—	—
Purchases of property, plant, equipment and breeding stock	(35,505)	(41,884)	(44,298)
Proceeds from disposal of property, plant, equipment and breeding stock	11,745	18,378	20,730

Net cash used in investing activities	(25,944)	(23,506)	(23,568)

FINANCING ACTIVITIES:
Checks issued against future deposits	5,129	(14)	(5,115)
Proceeds from (payments on) revolving debt, net	46,530	(4,799)	(102,500)
Payments for deferred financing costs	(1,390)	(50)	(1,272)
Repayments on long-term debt	(14,127)	(13,302)	(7,425)

Net cash (used in) provided by financing activities	36,142	(18,165)	(116,312)

Net increase (decrease) in cash and cash equivalents	(7,182)	—	10,054
CASH AND CASH EQUIVALENTS, beginning of period	7,182	—	—

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$10,054

SUPPLEMENTAL DISCLOSURES:
Interest paid	$20,055	$23,014	$20,571
Income tax paid (received)	(4,205)	(4,350)	23,028
The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of significant accounting policies:
Nature of operations
      On May 2, 2005, PSF Group Holdings, Inc. merged with and into its wholly owned subsidiary, Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation.
      Premium Standard Farms, Inc. (PSF) is a Delaware company formed in 1996 and is currently 53% owned by ContiGroup Companies, Inc. (CGC). PSF and its subsidiaries, collectively referred to as the Company, are an integrated business engaged principally in the business of hog production and pork processing and selling to domestic and international markets. The Company succeeded the Continental Grain Company North Missouri Pork Operations and PSF Holdings L.L.C. (Holdings) on May 13, 1998, pursuant to a stock purchase transaction.
Fiscal year
      The Company’s fiscal year is the 52 or 53-week period, which ends on the last Saturday in March. The accompanying consolidated statements of operations and comprehensive (loss) income, statements of shareholders’ equity and cash flows include activity from the period of March 31, 2002, through March 29, 2003 (52 weeks), the period of March 30, 2003, through March 27, 2004 (52 weeks), and the period of March 28, 2004, through March 26, 2005 (52 weeks).
Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Entities in which the Company has ownership of 20 percent to 50 percent and does not control are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue recognition
      Revenues from product sales are recorded when title to the goods and risks of ownership has transferred to the customer, generally upon shipment. Net sales reflect units shipped at selling prices reduced by certain sales allowances.
Cash and cash equivalents
      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates market value.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
Inventories
      Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Inventories consist of the following (in thousands):

	March 27,	March 26,
	2004	2005

Hogs	$153,340	$147,080
Processed pork products	8,383	13,458
Packaging and supplies	1,779	1,755
Grain, feed additives and other	4,317	3,070

	$167,819	$165,363

Property, plant, equipment and breeding stock
      Depreciation of property, plant, equipment and breeding stock is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years

Land improvements	15 to 20
Buildings	20 to 40
Machinery and equipment	3 to 10
Breeding stock	3
      Assets held under capital leases are classified as property, plant, equipment and breeding stock and amortized over the lease terms. Lease amortization is included in depreciation expense.
      Maintenance, repairs and minor renewals are charged to operations while major renewals and improvements are capitalized.
      Depreciation and amortization expense relating to the Company’s property, plant, equipment and breeding stock amounted to $61,508,000, $61,306,000 and $60,645,000 for fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, respectively.
      Capitalized interest relating to the Company’s additions of property, plant, equipment and breeding stock amounted to $365,000, $147,000 and $295,000 for fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005, respectively. These amounts were capitalized with the related project in property, plant, equipment and breeding stock on the consolidated balance sheets.
Impairment of long-lived assets
      Long-lived assets, primarily property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell.
Market-risk management instruments
      The Company uses price-risk management techniques to enhance sales and reduce the effect of adverse price changes on the Company’s profitability. The Company’s price-risk management and hedging activities

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
currently are utilized in the areas of forward grain sales and hog production margin management. The Company’s currently held commodity contracts do not qualify as hedges for financial reporting purposes. These instruments are marked to market and included in revenue or cost of goods sold in the consolidated statements of operations and comprehensive income (loss).
      The Company held an interest rate swap agreement, which matured on September 30, 2004, in order to effectively convert the base interest rate on the bank term note from variable to a fixed rate. The swap had been designated as a cash flow hedge and qualified for hedge accounting with the changes in fair value recorded in other comprehensive income. See “Derivative instruments and hedging activities” below.
Self-insurance programs
      The Company is self-insured for certain levels of general and vehicle liability, workers’ compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims incurred through the balance sheet date. Any resulting adjustments to previously recorded reserves are reflected in current operating results.
Income taxes
      The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and income tax basis of assets and liabilities using the enacted tax rates. The deferred income tax provision or benefit is based on changes in the asset or liability from period to period.
Fair value of financial instruments
      The fair value of long-term debt and capital lease obligations is determined using quoted market prices from interdealers. At March 27, 2004, and March 26, 2005, the fair value of the Company’s debt was $288,833,000 and $192,908,000, respectively, with a carrying value of $287,084,000 and $177,158,000, respectively.
      Accounts receivable, accounts payable and cash equivalents are carried at historical cost, which approximates fair value.
Goodwill
      The Company follows Statements of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Intangible Assets,” which established reporting and accounting standards for goodwill and intangible assets. Under SFAS 142, companies no longer amortize goodwill over the estimated useful life. Goodwill is assessed each year during the second quarter for impairment by applying a fair value based test. No impairment was recorded during the fiscal years ended March 27, 2004 and March 26, 2005.
Deferred financing costs
      Costs associated with debt issuance and amendments of debt facilities are capitalized and amortized using the interest method over the related debt facility life. Accumulated amortization on deferred financing costs at March 27, 2004 and March 26, 2005 was $5,594,000 and $2,280,000, respectively.
Asset retirement obligations
      The Company accrues for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has determined that it has a legal obligation to

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
close lagoons in the future should the Company ever cease operations or plan to close lagoons voluntarily in accordance with a changed operating plan. Based on estimates and assumptions as to the cost and timing of any potential lagoon closure, the Company has determined and recorded the present value of the projected costs which are not considered material to the consolidated financial statements.
Derivative instruments and hedging activities
      The Company follows Financial Accounting Standards Board Statement No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities” which requires every derivative instrument be recorded in the balance sheet as either an asset or liability at its fair value, and changes in a derivative’s fair value be recognized in current earnings or other comprehensive income.
      The Company believes that its exchange traded commodity contracts serve as economic hedges, however, management has elected not to designate and account for these contracts as hedges. Accordingly, these contracts are marked to market through earnings in the period in which they occur. For the fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, gains (losses) marked to market on commodity contracts recognized in revenue for lean hog futures were $1,392,000, $5,344,000, and ($5,909,000), respectively. Gains (losses) recognized in cost of goods sold relating to the hedging of feed components were ($868,000), $6,067,000, and ($3,305,000), respectively. The Company has recorded the fair value of its open exchange traded commodity contracts of $4,918,000 and $2,175,000 in Prepaid Expenses and Other in the consolidated balance sheets at March 27, 2004 and March 26, 2005, respectively.
      During the fiscal year ended March 30, 2002, the Company entered into an interest rate swap agreement in order to effectively convert the base interest rate on the bank term note from variable to a fixed rate. The interest rate swap matured on September 30, 2004. The Company had designated the interest rate swap as a cash flow hedge and had recorded ($88,000) in the consolidated balance sheets relating to the fair value of the swap for fiscal year ended March 27, 2004. For the fiscal year ended March 29, 2003, the Company decreased accumulated other comprehensive income by $692,000, net of $440,000 of deferred taxes. For the fiscal year ended March 27, 2004, the Company increased accumulated other comprehensive income by $293,000, net of $186,000 in deferred taxes, and for the fiscal year ended March 26, 2005, the Company increased accumulated other comprehensive income by $54,000, net of $34,000 in deferred taxes.
Stock-based compensation
      The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 148 (SFAS 148), “Accounting for Stock-Based Compensation— Transition and Disclosure, and amendment of FASB Statement No. 123.” SFAS 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on report results.
      In the fiscal year ended March 31, 2001, the Company’s board of directors authorized an equity incentive plan whereby options have been granted to senior management for the purchase of 994,287 shares of Class B common stock at an exercise price of $11.49 per share. In January 2004, the Company’s board of directors granted an additional 124,287 options at the same exercise price as the previous option grants. In April 2004, 165,715 options were terminated in accordance with the option agreements due to departures of individuals in the plan. All of the outstanding options are fully exercisable at March 26, 2005, except for 55,515, which are exercisable December 31, 2006. At December 31, 2005, 870,002 shares expire, and at December 31, 2010, 82,857 shares expire. No options have been exercised as of March 26, 2005.
      The Company records stock compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25). For fiscal years ending March 29, 2003, March 27, 2004 and March 26, 2005, the Company recorded compensation expense of $20,000, $15,000 and $0, respectively, in accordance with APB 25. The fair

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
value of stock options granted was calculated using the minimum value method as defined in the Statement of Financial Accounting Standards No. 123 (SFAS 123). Under SFAS 123, the pro forma net income is disclosed as if it reflected the estimated fair value of options as compensation at the date of grant or issue over the vesting period. For the fiscal years ended March 29, 2003, and March 26, 2005, there was no pro forma expense as the effect of option grants are recorded in the year of grant. For the fiscal year ended March 27, 2004, on a pro forma basis, net income would not have been impacted by the options granted.
Earnings per share
      Basic earnings per common share (EPS) are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. In fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, there were 20,482 warrants, with the right to acquire 2,969,878 shares, that were considered antidilutive. In fiscal years ended March 29, 2003, and March 27, 2004, there were 1,077,144 and 1,034,565 options, respectively (based on weighted-average number outstanding during the year), that were considered antidilutive. The following schedule shows computation of net earnings (loss) per share for the last three fiscal years (dollars in thousands, except share and per share information).

	March 29,	March 27,	March 26,
	2003	2004	2005

Basic Computation:
Net income (loss)	$(38,600)	$(4,591)	$67,658
Weighted average common shares outstanding	30,928,593	30,928,593	30,928,593

Basic earnings (loss) per share	$(1.25)	$(0.15)	$2.19

Diluted Computation:
Net income (loss)	$(38,600)	$(4,591)	$67,658
Weighted average common shares outstanding	30,928,593	30,928,593	30,928,593
Net effect of dilutive stock options based on the treasury stock method	—	—	87,072

Outstanding shares for diluted earnings (loss) per share	30,928,593	30,928,593	31,015,665

Diluted earnings (loss) per share	$(1.25)	$(0.15)	$2.18

New accounting pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs— an Amendment of ARB No. 43 Chapter 4.” SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. SFAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt this standard beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its financial statements as such costs have historically been expensed as incurred.
      In December 2004, FASB issued SFAS No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets— an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting for nonmonetary exchanges of similar productive

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a significant impact on the Company’s financial statements.
      In December 2004, FASB issued SFAS No. 123 (revised 2004) (SFAS 123R), “Share-Based Payment.” SFAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. SFAS 123R, as recently amended, is applicable for all fiscal years beginning after June 15, 2005. This statement is effective for the Company beginning fiscal year 2007 and is not expected to have a significant impact on its financial statements with respect to currently issued stock options, but could have a significant impact with respect to options issued in the future.
      In December 2004, FASB issued FASB Staff Position 109-1 (FSP 109-1) “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1 specifies that a qualified production activities deduction should be accounted for as a special deduction in accordance with SFAS 109. FSP 109-1 was effective upon issuance. The Company is currently evaluating the impact this deduction will have on its results of operations or financial position for subsequent years.
      In March 2005, FASB issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect adoption of FIN 47 to have a material effect on its results of operations or financial position.
Reclassifications
      Certain reclassifications were made to the prior years financial statements to conform to the 2005 presentation.
Risk factors
      There are certain risk factors that can materially impact the Company’s business, financial condition and results of operations. These risks include sensitivity to pork and hog prices, sensitivity to grain commodity prices, environmental factors and legislation, changes in herd productivity and feed efficiency, impact of disease, international market risks, competition, restrictions under corporate farming laws, dependence on favorable labor relations, pork product contamination and product liability claims, distribution channels and consumer preferences.

2.	Shareholders’ equity
Common stock
      There are two classes of common stock which may be issued. Class A common stock was issued to the holders of the outstanding units of Holdings. Class B common stock was issued to CGC. Class A holders have the sole right to vote in the election or for removal, without cause, of four Class A directors. Class B holders have the sole right to vote in the election or for removal, without cause, of five Class B directors. All distributions, dividends and liquidation preferences are equal between the two classes of stock.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
Preferred stock
      The Company has authorized 10,000,000 shares at $.01 par value of preferred stock. No shares have been issued or are outstanding. Terms of the preferred stock including voting rights, dividend preference and other limitations or restrictions have yet to be assigned.
Stockholder warrants
      The Company has warrants outstanding entitling the holders to purchase 2,969,878 shares of Class A common stock at an exercise price of $15.21 per share. As of March 26, 2005, all warrants were exercisable and none have been exercised. All unexercised warrants expire on September 17, 2006. Warrant holders are entitled to certain registration rights associated with their ownership.

3.	Accrued expenses
      Accrued expenses are comprised of the following (in thousands):

	March 27,	March 26,
	2004	2005

Salaries and benefits payable	$10,367	$21,373
Workers’ compensation payable	5,087	5,397
Grain and feed	1,626	1,431
Claims reserves	3,541	4,211
Accrued payables and other	12,547	17,501

	$33,168	$49,913

4.	Long-term debt and capital leases
      Long-term debt and capital leases consists of the following (in thousands):

	March 27,	March 26,
	2004	2005

Senior unsecured notes, due on June 15, 2011, interest at 9.25% (9 1/4% Notes), interest payable semiannually	$175,000	$175,000
Revolving loan, due on August 21, 2004, interest at variable rates (ranging from 3.875% to 5.25% at March 27, 2004)	65,000	—
Term loan, due on August 21, 2005, interest based on LIBOR rates plus 2.875% ($18,750 fixed with a swap agreement for 5.8875%, $25,000 at 4.0625% at March 27, 2004), payable in quarterly installments of $6,250 beginning September 30, 2003	43,750	—
Capital leases	3,334	2,158

Total debt and capital leases	287,084	177,158
Less— Unamortized discount on senior notes	1,182	1,070
Less— Current portion	833	801

Long-term debt and capital leases	$285,069	$175,287

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      Future maturities of long-term debt and capital leases are as follows (in thousands), as adjusted for the Tender Offer discussed below:

Fiscal Year

2006	$801
2007	814
2008	449
2009	86
2010	173,008
Thereafter	2,000

$177,158

      The indenture associated with the $175,000,000 9 1/4% Notes limits the Company’s ability, among other things, to incur additional debt, pay dividends, acquire shares of capital stock, make payments on subordinated debt or make certain investments. In addition, the indenture places limitations on the Company’s ability to: make distributions from subsidiaries, issue or sell capital stock of subsidiaries, issue guarantees, sell or exchange assets, enter into transactions with shareholders and affiliates, create liens, and effect mergers.
      The 9 1/4% Notes may be redeemed beginning on June 15, 2006, at an initial redemption price of 104.625 percent of their principal amount plus accrued interest, declining to 100 percent on and after June 15, 2009. In addition, before June 15, 2004, up to 35 percent of the notes may be redeemed at a price of 109.25 percent of principal plus accrued interest, using proceeds from the sale of capital stock.
      Although the 9 1/4% Notes were issued by Premium Standard Farms, Inc., its parent, PSF Group Holdings, Inc. (the registrant), and Premium Standard Farms, Inc.’s wholly owned subsidiaries, fully and unconditionally jointly and severally guarantee Premium Standard Farms, Inc.’s obligation to pay principal and interest on these notes. Supplemental consolidating financial information is not presented as the parent company has no independent assets or operations and less than 3 percent of the total assets exist in non-guarantor subsidiaries.
      On May 9, 2005, the Company completed a tender offer and consent solicitation (the “Tender Offer”) with respect to the 9 1/4% Notes pursuant to which the Company purchased $173,000,000 principal amount of the aggregate $175,000,000 of the 9 1/4% Notes previously outstanding and eliminated substantially all of the restrictive covenants relating to the remaining 9 1/4% Notes. The purchase price and related consent payment was $197.2 million based on a price determined generally by discounting the redemption price of the 9 1/4% Notes when they may be first called on June 15, 2006 (i.e., $1,046.25 per $1,000 9 1/4% Note) to present value using the market yield of a comparable U.S. treasury note as of April 19, 2005 plus 0.50%, including accrued interest of $6.4 million. The Tender Offer was financed through borrowings under the existing bank credit agreement and available cash and will result in a charge of approximately $21.8 million to be recognized in the first quarter of fiscal year 2006.
      The Company had a bank credit agreement that included a term loan and revolving loan. On April 9, 2004, the Company entered into an amended and restated loan and security agreement (the “credit agreement”) with U.S. Bank National Association as a lender and agent for the other lenders, which provided for a $175.0 million revolving credit facility. The amount available under the revolving credit facility is determined by a borrowing base formula derived from the sum of eligible accounts receivable, a fixed asset component and a formula for inventory based on the lower of cost or market valuation. At March 26, 2005, the Company had no borrowings outstanding under the credit agreement, $11.2 million in letters of credit and $163.8 million available for borrowing. All borrowings under the revolving credit facility mature on April 9, 2009.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      On April 20, 2005, the Company amended the credit agreement to reduce the applicable margin and to permit:

•	the contemplated initial public offering of shares of common stock by certain holders thereof,

•	the merger of PSF Group Holdings, Inc., the parent, with and into the Company, and

•	the Tender Offer for the Existing Notes.
      As of May 9, 2005, the credit agreement was amended to provide for extension of credit not to exceed $220.0 million from the previous limit of $175.0 million.
      Borrowings under the credit agreement are secured by a first priority security interest in, and mortgages on, substantially all of inventory, breeding stock and receivables, as well as the production and processing facilities.
      Amounts borrowed under the credit agreement bear interest at fluctuating rates. These rates are based on the agent’s base rate (the greater of the agent’s prime rate or the federal funds rate plus one half of one percent) or LIBOR plus, in each case, an applicable margin, ranging from 0.0% to 3.0% determined by the leverage ratio.
      Letter-of-credit fees are based on the applicable margin and are paid quarterly only on outstanding letter-of-credit amounts. In addition, the revolving credit facility provides for an annual administration fee to be paid to the agent, and a quarterly non-use fee payable to the lenders calculated on the average daily unused amount under the revolving credit facility.
      The credit agreement contains both negative and affirmative covenants. The credit agreement contains the following affirmative covenants, among others: delivery of financial and other information to the agent, notice to the agent upon the occurrence of certain material events, and maintenance of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and a maximum leverage ratio. Both the EBITDA and maximum leverage ratio covenants are based on a four quarter minimum rolling EBITDA average during the most recent eight quarters. The Company is required under the credit agreement to maintain EBITDA, as defined in the credit agreement, of at least $55,000,000 as of the end of each quarter in fiscal year 2006 and $60,000,000 as of the end of each fiscal quarter thereafter. The maximum leverage ratio (based on the EBITDA calculation) as of the end of each fiscal year cannot be greater than 6.0-to-1.0 as of the end of each quarter through fiscal year 2006, 5.0-to-1.0 as of the end of each quarter in fiscal year 2007 and 4.0-to-1.0 as of the end of each fiscal quarter thereafter. At March 26, 2005, the Company was in compliance with all covenants under the credit agreement.
      In addition, the credit agreement contains the following negative covenants, among others: limitations on encumbrances, disposal of assets, acquisitions, additional indebtedness, capital investment and pre-payment of subordinated debt. The credit agreement limits also the amount of cash dividends the Company may pay to $15 million annually.
      The credit agreement specifies certain events of default, including, among others: failure to pay principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, default with respect to other material indebtedness, certain bankruptcy and insolvency events and certain undischarged judgments.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

5.	Income taxes
      A reconciliation of statutory federal income tax and income tax expense is shown below (in thousands):

	Fiscal Year Ended

	March 29,	March 27,	March 26,
	2003	2004	2005

Current income tax (expense) benefit—
Amount based on federal statutory rate	$5,419	$(190)	$(22,715)
State income taxes, net of federal	(8)	(22)	(2,652)
Other items	—	—	522

Current income tax (expense) benefit	5,411	(212)	(24,845)

Deferred income tax (expense) benefit—
Amount based on federal statutory rate	15,365	2,662	(14,967)
State income taxes, net of federal	3,799	473	(1,654)
Change in estimated deferred tax rates	—	—	1,462

Deferred income tax (expense) benefit	19,164	3,135	(15,159)

Total income tax (expense) benefit	$24,575	$2,923	$(40,004)

      Components of the net deferred tax balances are as follows (in thousands):

	March 27,	March 26,
	2004	2005

Net current deferred tax assets—
Goodwill	$208	$202
Inventory	1,654	1,544
Other accruals and reserves	7,568	6,151
Net operating loss carryforwards	6,600	219

Net current deferred tax assets	$16,030	$8,116

Net long-term deferred tax liabilities —
Fixed assets	$(90,730)	$(86,560)
Net operating loss carryforwards	13,100	—
Goodwill	864	640
Other	953	2,828

Net long-term deferred tax liability	$(75,813)	$(83,092)

      At March 26, 2005, the Company has no federal operating loss carryforwards.
      The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities, which may result in proposed assessments. The Company’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company believes it has adequately provided for any reasonable foreseeable outcome related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which the Company’s earnings or deductions are realized may differ from current estimates.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

6.	Investments in partnerships
      The Company has a 50 percent ownership interest in the L&H Farms partnership. L&H Farms partnership is in the business of breeding and raising hogs in rural North Carolina. The Company accounts for the earnings and losses of the partnership using the equity method of accounting. As of March 27, 2004, and March 26, 2005, the investment in the L&H Farms partnership was $1,184,000 and $1,461,000, respectively, and is included in other long-term assets in the consolidated balance sheets. The Company’s share of the partnership’s (losses) earnings was ($240,000) for fiscal year ended March 29, 2003, $291,000 for fiscal year ended March 27, 2004, and $627,000 for fiscal year ended March 26, 2005. These amounts are included in other income, net, in the consolidated statements of operations and comprehensive income.
      In addition, the Company has a 60 percent ownership in L&S Farms, a general partnership, in the business of breeding and raising hogs in rural North Carolina. The Company consolidates this operation for financial reporting purposes. Minority interest of $113,000 for fiscal year ended March 29, 2003, $166,000 for fiscal year ended March 27, 2004, and $289,000 for fiscal year ended March 26, 2005, was charged to other income, net, in the consolidated statements of operations and comprehensive income. As of March 27, 2004, and March 26, 2005, the minority interest obligation was $515,000 and $671,000, respectively, recorded in other long-term liabilities in the consolidated balance sheets.
      On March 28, 2003, the Company funded a 50 percent ownership interest in Oldham’s LLC (Oldham’s) for $2,184,000, which subsequently was finalized on April 4, 2003. Oldham’s is in the business of processing sows and producing raw materials for sausage products. The Company accounts for the earnings and losses of Oldham’s using the equity method of accounting. As of March 27, 2004, and March 26, 2005, the investment in Oldham’s was $2,308,000 and $1,850,000, respectively, and is included in other long-term assets in the consolidated balance sheets. The Company’s share of Oldham’s earnings was $327,500 and $327,600 for fiscal years ended March 27, 2004 and March 26, 2005, respectively. These amounts are included in other income, net, in the consolidated statements of operations and comprehensive income.
      The Company has a 50 percent ownership interest in Crystal Peak Technologies, LLC (CPT) formed by the Company and Crystal Peak Farms, Inc to develop and market technologies for the processing of animal waste. Both the Company and Crystal Peak Farms contributed patents and other technology to this LLC. The Company accounts for the earnings and losses of CPT using the equity method of accounting. As of March 27, 2004, and March 26, 2005, the investment in CPT was $0 and $46,500, respectively, and is included in other long-term assets in the consolidated balance sheets. The Company’s share of the partnership’s earnings was $46,500 for fiscal year ended March 26, 2005. This amount is included in other income, net, in the consolidated statements of operations and comprehensive income.

7.	Related parties
      The Company has contracted with ContiGroup to provide certain services pursuant to an amended and restated services agreement and a contract grower finish agreement. Under these agreements, ContiGroup provides purchasing assistance, legal services, employee benefits, payroll and grow finishing services to the Company. For fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, the total amount of these expenses and other related-party expenses with CGC were $5,331,000, $5,389,000, and $4,868,000, respectively. At March 27, 2004, and March 26, 2005, the Company recorded amounts due to related party for these items of $56,000 and $29,000, respectively, included in the consolidated balance sheets.
      During fiscal year ended March 25, 2000, an agreement was entered into with CGC to pay $1,000,000 annually for five years, in consulting fees to CGC for work done in the settlement agreement with the attorney general of Missouri (Note 10). The Company paid the final installment in fiscal 2004.
      The Company leases farmland and hog production buildings from the former owners of Lundy, one of whom was a board member of PSF, Inc. until such member resigned in September 2003, under a capital lease

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
agreement that existed prior to the acquisition. The capital lease obligation as of March 27, 2004, and March 26, 2005 was $1,729,000 and $1,384,000, respectively, and is included in long-term debt and capital leases in the consolidated balance sheets.

8.	Commitments
      The Company enters into forward grain purchase contracts with market risk in the ordinary course of business. In the opinion of management, settlement of such commitments, which were open at March 27, 2004 and March 26, 2005, will have no adverse impact on the financial position or results of operations of the Company.
      The Company utilizes forward contracts, as well as exchange traded futures and options contracts, to establish adequate supplies of future grain purchasing requirements and minimize the risk of market fluctuations. These contracts are dependent on fluctuations in the grain, lean hog, and natural gas commodity markets. Market risk resulting from a position in a particular contract may be offset by other on or off-balance-sheet transactions. The Company continually monitors its overall market position. Fair values of futures and options, and gross contract or notional amounts of forward contracts, in place as of March 26, 2005 are as follows (in thousands except wtd.-avg. price/unit):

	Contract	Volumes	Wtd.-avg.	Fair
	Quantity	Units	Price/Unit	Value

Futures Contracts
Corn purchases— long	3,555	bushels	2.15	$(159)
Corn sales— short	205	bushels	2.36	(3)
Soybean meal purchases— long	3	tons	192.32	(13)
Lean hog sales— short	158,280	pounds	0.77	1,796
Lean hog purchases— long	8,280	pounds	0.68	667
Wheat sales— short	130	bushels	3.51	8
Pork belly purchases— long	200	pounds	0.92	(5)
Option Contracts
Corn puts— short	1,500	bushels	$2.15	$(133)
Corn calls— short	800	bushels	2.80	(10)
Corn calls— long	2,425	bushels	2.32	67
Meal calls— long	9	tons	197.22	31
Meal puts— short	9	tons	214.44	(9)
Lean hog calls— short	18,200	pounds	0.77	(405)
Lean hog puts— short	2,400	pounds	0.70	(25)
Lean hog puts— long	21,080	pounds	0.70	370

	Contract	Volumes	Wtd.-avg.	Notional
	Quantity	Units	Price/Unit	Amount

Forward Contracts
Corn	3,660	bushels	$2.35	$8,602
Meal	9	tons	202.67	1,787
      Substantially all these contracts expire within one year.
      The Company leases rolling stock and certain equipment under noncancelable operating leases. Rental expense under operating leases was approximately $6,861,000, $7,335,000 and, $6,453,000, in the fiscal years

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
ended March 29, 2003, March 27, 2004, and March 26, 2005, respectively. Future minimum rental commitments at March 26, 2005, are as follows (in thousands):

2006	$5,498
2007	4,075
2008	3,098
2009	2,294
2010	1,619
Thereafter	2,165

$18,749

      At the Company’s Clinton, North Carolina pork processing facility, the Company has contracts with producers to provide this facility with market hogs for the amount the Company’s hog production operations cannot provide in order to meet this facility’s processing needs. These contracts vary in length but are all based on a market price and grade and yield formula. Over the next 5 years the Company is contracted to purchase approximately 1,260,000 market hogs under these contracts.
      The Company also has contracts with two large processors to sell the Company’s hogs produced from its Texas hog production operations in which the Company is to deliver approximately 500,000 hogs annually.

9.	Employee benefit plans
      The Company has a 401(k) plan covering substantially all employees meeting certain minimum service requirements. The plan allows all qualifying employees to contribute up to 60 percent of employee compensation limited to the tax deferred contribution allowable by the Internal Revenue Code. The Company matches 100 percent of the employee’s contribution up to 3 percent of employee compensation and 50 percent of the employee’s next 2 percent of employee compensation, for a maximum company match of 4 percent of employee compensation. Effective January 1, 2000, the Company amended its 401(k) plan from a three-year cliff-vesting period to a 100 percent immediate vesting. Employer contribution expense related to the plan was approximately $1,870,000, $1,878,000 and $2,001,000 for the fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, respectively.
      The Company has a long-term incentive plan with performance thresholds tied to return on net assets in place for key executives selected by the compensation committee. At March 27, 2004, the Company had no liability recorded for the long-term incentive plan. At March 26, 2005, the Company had a liability recorded of $2,020,000 in other long-term liabilities toward the long-term incentive plan. The Company expensed $2,020,000, in the fiscal year ended March 26, 2005. In fiscal year ended March 29, 2003, the Company credited the amount of $1,507,000 accrued for the year ended March 30, 2002, due to the probability of the Company not meeting its minimum requirement for payout because of its fiscal year 2003 performance.
      The Company has a deferred compensation plan which is restricted to a select group of management employees. Under the plan, participating employees are allowed to defer payment of compensation awarded under the long-term incentive plan until a date elected by the employee in accordance with the plan. The plan generally allows payment in the form of a single lump sum or ten substantially equal annual installments following the date of payment. At March 27, 2004 and March 26, 2005, the plan had $1,501,000 and $759,000, respectively, of investments held by an independent trustee. The investments are classified as trading and are reflected in other long-term assets with a corresponding liability included in other long-term liabilities in the consolidated balance sheets.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      The Company has a nonqualified, unfunded special executive retirement plan for certain key executives. Benefits generally accrue based on pay and years of credited service. Specific data related to the plan is as follows ($ in thousands):

	March 27,	March 26,
	2004	2005

Accumulated benefit obligation	$ 1,831	$ 1,950
Change in benefit obligation during year
Projected benefit obligation, beginning of fiscal year	$ 2,378	$ 2,630
Service cost	468	278
Interest cost	155	110
Actuarial gain (including assumption changes)	(371)	(735)
Plan amendment	—	(295)

Projected benefit obligation, end of fiscal year	$ 2,630	$ 1,988
Reconciliation of funded status as end of fiscal year
Funded status, beginning of fiscal year	$(2,630)	$(1,988)
Unrecognized prior service cost	508	182
Unrecognized net (gain) loss	75	(620)

Accrued cost, end of fiscal year	$(2,047)	$(2,426)
Components of net periodic pension cost
Service cost	$ 468	$ 278
Interest cost	155	110
Amortization of prior service cost	46	32
Amortization of unrecognized (gain) loss	24	(40)

Pension cost	$ 693	$ 380
Weighted average assumption used to determine benefit obligation
Discount rate	6.00%	5.75%
Salary increases	3.50%	3.50%
Weighted average assumptions used to determine net periodic pension cost
Discount rate	6.25%	6.00%
Salary increases	4.50%	3.50%
Measurement date	March 30	March 30
Fiscal period	to March 27	to March 26

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

Expected Benefit
Year	Payments

2006	$—
2007	—
2008	43,000
2009	43,000
2010	43,000
2011-2015	235,000

10.	Litigation
Environmental matters
      In order to settle enforcement actions and citizens suits, and to ensure that the Company, the regulatory agencies, and independent experts all agree that the Company is implementing appropriate advanced technology, the Company has entered into consent decrees with the State of Missouri, and with the federal government and a citizens group. The decrees have generally required that the Company pay penalties to settle past alleged regulatory violations, and the decrees and the voluntary agreement require that the Company research, develop, and implement new technologies for environmental controls at the Missouri operations.
      In 1999, the Company entered into a consent decree to settle a suit filed by the State of Missouri. The settlement required the Company to invest $25 million in capital expenditures on what was characterized in the decree as “Next Generation Technology” for researching, installing and operating improved technology to control wastewater, air and odor emissions from the Missouri farms. The proposed technologies were to be approved by a panel of independent university experts and were to be completed by 2004. In 2002, the State of Missouri filed a suit against the Company for alleged new violation of air and water regulations. The Company settled that matter by entering into a second consent decree in 2004. The 2004 consent decree required the Company to pay a civil penalty of $333,000. It also modified the 1999 consent decree by (i) removing the $25 million spending requirement, instead specifying that Next Generation Technology be installed on the 11 largest farms and (ii) extending the schedule to implement Next Generation Technology from 2004 until 2010, in each case to ensure that the technology the Company installs will be effective in reducing impacts to the environment. As a result of the 2004 consent decree, the Company now estimates that it will invest approximately $33 million in Next Generation Technology by the 2010 deadline, of which $8.4 million has been spent as of March 26, 2005. Included in this commitment is a fertilizer plant in northern Missouri that will convert solid waste into commercial grade fertilizer. The fertilizer plant construction should be complete within the first quarter of fiscal year 2006, and the Company has spent $7.8 million to date of an estimated $9.6 million to complete the plant.
      Two nuisance suits were filed against ContiGroup and the Company during the second quarter of fiscal year 2003 in the Circuit Court of Jackson County, Kansas City, Missouri (Steven Adwell, et al. vs. PSF, et al., and, Michael Adwell, et al. vs. PSF, et al.). Two other nuisance lawsuits were filed in March of 2004 by the same attorney (Fred Torrey, et al. vs. PSF, et al., and, Doyle Bounds, et al. vs. PSF, et al.). Two additional nuisance suits were filed in May 2004 in Daviess County Circuit Court, Gallatin, Missouri entitled Vernon Hanes et al. v. Premium Standard Farms, Inc. et al. and Steve Hanes et al. v. Premium Standard Farms, Inc., et al. There are multiple plaintiffs in each suit, who claim to live near swine farms owned or under contract with the Company. Plaintiffs allege that odors from these farms interfered with the plaintiffs’ right to use and have quiet enjoyment of their respective properties. The Company believes it has good defenses to these actions and intends to vigorously defend these suits.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      On May 18, 2004 the same lawyer who filed the Adwell, Bounds and Torrey lawsuits filed a class action lawsuit (Daniel Herrold, et al. and Others Similarly Situated v. ContiGroup Companies, Inc, Premium Standard Farms, Inc., and PSF Group Holdings, Inc.) in the Circuit Court of Jackson County, Kansas City, Missouri. The action seeks to create a class of plaintiffs living within 10 miles of the Company’s farms in northern Missouri, including contract grower farms, who are alleged to have suffered interference with their right to use and have quiet enjoyment of their respective properties. The Company has removed this case to the U.S. District Court in Kansas City, Missouri. The Company believes it has good defenses to these actions and intends to vigorously defend this suit.
      In 1998, the Company engaged in a series of transactions with ContiGroup pursuant to which it purchased from ContiGroup its North Missouri Farms hog production operations and ContiGroup purchased a 51.0% ownership interest in the Company (the 1998 ContiGroup transaction). To the extent that ContiGroup incurs any liability in the above described nuisance litigation, the Company assumed that liability pursuant to the terms of the 1998 ContiGroup transaction.
Other legal matters
      On November 30, 2004, International Casings Group (“ICG”) filed an action against the Company in the Federal Court in Kansas City, Missouri (International Casings Group, Inc. vs. Premium Standard Farms, Inc.) seeking a preliminary injunction and specific performance of a contract by which the Company sold product from its Clinton and Milan plants to ICG. The Company believed it had terminated its contractual relations with ICG, but the Court has granted ICG a preliminary injunction. The Company believes it has good defenses to this action and intends to vigorously defend this suit.
      In addition, the Company is involved from time to time in routine litigation incidental to its business. Although no assurance can be given as to the outcome or expense associated with any of these routine proceedings, the Company believes that none of the currently pending proceedings should, individually or in the aggregate, have a material adverse effect on its financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

11.	Segment information
      The Company operates a vertically integrated business with two operating segments, Pork Processing and Hog Production. The Pork Processing segment sells fresh and value-added pork products to food retailers, distributors, wholesalers, further processors, pharmaceutical and animal feed manufacturers in both domestic and international markets. The Hog Production segment supplies a majority of the live hogs used in the Pork Processing segment and sells the excess production to other hog processing operations. Intersegment live hog sales are based on market prices. The following tables present specific financial information about each segment as reviewed by the Company’s management. The Corporate and Other classification in the following tables represent unallocated corporate expenses and assets, deferred and current taxes, interest expense and intersegment elimination (in thousands):

	Pork	Hog	Corporate
	Processing	Production	and Other	Total

Fiscal 2003:
Net sales	$553,566	$355,620	$(300,772)	$608,414
Intersegment sales	(3,213)	(297,559)	—	—
Operating income (loss)	34,444	(63,134)	(10,740)	(39,430)
Assets	196,926	549,529	32,607	779,062
Goodwill	25,020	50,978	—	75,998
Depreciation and amortization	15,278	45,270	960	61,508
Capital expenditures	5,076	29,903	526	35,505
Fiscal 2004:
Net sales	$663,530	$452,321	$(385,114)	$730,737
Intersegment sales	(2,936)	(382,178)	—	—
Operating income (loss)	34,695	(4,249)	(13,260)	17,186
Assets	195,366	534,724	28,742	758,832
Goodwill	25,020	50,978	—	75,998
Depreciation and amortization	15,718	44,793	795	61,306
Capital expenditures	9,911	31,101	872	41,884
Fiscal 2005:
Net sales	$850,764	$628,938	$(552,131)	$927,571
Intersegment sales	(2,122)	(550,009)	—	—
Operating income	24,715	123,379	(20,277)	127,817
Assets	196,854	507,516	32,596	736,966
Goodwill	25,020	50,978	—	75,998
Depreciation and amortization	15,785	44,021	839	60,645
Capital expenditures	8,366	35,013	919	44,298

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
Geographic information
      No individual foreign country or customer accounts for 10 percent or more of sales to external customers. The following table provides a geographic summary of the Company’s net sales based on the location of product delivery (in thousands):

	2003	2004	2005

United States	$557,764	$675,745	$832,191
Far East	37,013	35,389	56,826
Europe and Russia	139	357	449
Canada	8,544	9,075	14,575
Mexico and South America	4,954	10,171	23,530

Totals	$608,414	$730,737	$927,571

      All of the Company’s assets are located within the United States.

12.	Quarterly results of operations (unaudited in thousands, except share and per share information):
      The following represents the unaudited quarterly results of operations for fiscal years 2004 and 2005. All amounts are expressed in thousands, except share and per share information.

	First	Second	Third	Fourth

Fiscal 2004—
Net sales	$171,132	$178,310	$199,766	$181,529
Gross profit	7,532	12,632	9,043	4,779
Net (loss) income	(1,741)	1,417	(751)	(3,516)
(Loss) earnings per share:
Basic	$(0.06)	$0.05	$(0.02)	$(0.11)
Diluted	$(0.06)	$0.05	$(0.02)	$(0.11)
Weighted average number of common shares outstanding:
Basic	30,928,593	30,928,593	30,928,593	30,928,593
Diluted	30,928,593	30,928,593	30,928,593	30,928,593
Fiscal 2005—
Net sales	$212,136	$218,831	$246,759	$249,845
Gross profit	24,277	29,980	48,600	50,202
Net income	9,389	11,894	22,996	23,379
Earnings per share:
Basic	$0.30	$0.38	$0.74	$0.76
Diluted	$0.30	$0.38	$0.74	$0.75
Weighted average number of common shares outstanding:
Basic	30,928,593	30,928,593	30,928,593	30,928,593
Diluted	30,979,418	31,003,146	31,026,775	31,049,167

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

13.	Subsequent events
      On May 2, 2005, the former parent, PSF Group Holdings, merged with and into its wholly owned subsidiary Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation. In connection with the merger the Company adopted PSF Group Holdings’ Certificate of Incorporation (the “Certificate”). Immediately prior to the merger, the Certificate was amended to increase PSF Group Holdings’ authorized capital to 50,000,000 shares of Class A Common Stock, 50,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock.
      On May 6, 2005, the board of directors of the Company authorized a 145-for-1 stock split effected in the form of a stock dividend to shareholders of record at the close of business on May 6, 2005, the record date. The Company issued approximately 30,715,000 shares of Class A and Class B common stock as a result of the stock split. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split. The Company reclassified an amount equal to the par value of the number of shares issued to common stock from additional paid-in capital.
      As discussed in Note 4, on April 20, 2005 and May 9, 2005, the Company amended its credit agreement in connection with the Tender Offer and transactions described above and increased the availability under the credit agreement to $220 million. The Company also on May 9, 2005 entered into a ten-year $125 million swap agreement which will convert the interest on these loans to an effective fixed interest rate of approximately 5.9%.
      On May 10, 2005, Premium Standard Farms of North Carolina, Inc., a wholly owned subsidiary, merged with and into Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation.
      The Company filed a S-1 registration statement with the Securities and Exchange Commission (“SEC”) on March 11, 2005. The S-1 registration statement relates to a contemplated initial public offering in which shares will be sold by certain shareholders of the Company. It is contemplated that in connection with the initial public offering, the Company’s charter will be amended to cause all shares of common stock to be a single class with directors being elected by the vote of holders of common stock generally. The Company anticipates the S-1 registration statement will become effective subsequent to year end.

PREMIUM FARMS
PORK LOIN FILET
Cracked Peppercorn
PREMIUM FARMS
PORK LOIN FILET

Premium Standard Farms

Premium Standard Farms
805 Pennsylvania Avenue, Suite 200
Kansas City, Missouri 64105 • 816-472-7675

© 2005, Premium Standard Farms